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As filed with the Securities and Exchange Commission on December 7, 2004

Registration No. 333-119986

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KANBAY INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7371 (Primary Standard Industrial Classification Code Number)	36-4387594 (I.R.S. Employer Identification Number)
6400 Shafer Court, Suite 100 Rosemont, Illinois 60018 Phone: (847) 384-6100 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Raymond J. Spencer
Chairman and Chief Executive Officer
Kanbay International, Inc.
6400 Shafer Court, Suite 100
Rosemont, Illinois 60018
Phone: (847) 384-6100
Fax: (847) 384-0500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Janet Smerling LeVee, Esq. Benjamin D. Kern, Esq. Gordon & Glickson LLC 444 North Michigan Avenue Chicago, Illinois 60611 Phone: (312) 321-1700 Fax: (312) 321-9324	Leland E. Hutchinson, Esq. Matthew F. Bergmann, Esq. Winston & Strawn LLP 35 West Wacker Drive Chicago, Illinois 60601 Phone: (312) 558-5600 Fax: (312) 558-5700	Winthrop B. Conrad, Jr., Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Phone: (212) 450-4890 Fax: (212) 450-3890

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is to be a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	December 7, 2004

4,800,000 Shares

Common Stock

The selling stockholders named in this prospectus are offering 4,800,000 shares of our common stock. We will not receive any proceeds from the sale of any shares of our common stock sold by the selling stockholders.

Our common stock is listed on the Nasdaq National Market under the symbol "KBAY." On December 6, 2004, the last sale price of our common stock as reported on the Nasdaq National Market was $27.59 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock under "Risk factors" beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 720,000 shares of our common stock from the selling stockholders to cover over-allotments, if any.

The underwriters are offering the common stock as set forth under "Underwriting." Delivery of the shares of common stock will be made on or about                           , 2004.

UBS Investment Bank
Robert W. Baird & Co.
Janney Montgomery Scott LLC

The date of this prospectus is                           , 2004.

The Kanbay experience.

IT SOLUTIONS FOR THE FINANCIAL SERVICES INDUSTRY

Banking
Credit services
Financial Services Industry Focus
Capital markets
Insurance

CONFIDENCE

15 year history

GLOBAL DELIVERY MODEL

Onsite at Client
Global Delivery Centers
Offsite in Region

ASSURANCE

Flexible approach

LONG-TERM RELATIONSHIPS

SATISFACTION

Consistent global culture

Kanbay[SM]

Brisbane ▲ Cambridge ▲ Chicago ▲ Hong Kong ▲ Hyderabad ▲ Los Angeles ▲ Melbourne ▲ New York ▲ Pune ▲ Singapore ▲ St. Louis ▲ Sydney ▲ Tokyo ▲ Toronto

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where those offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

TABLE OF CONTENTS

Prospectus summary	1
Risk factors	7
Special note regarding forward-looking statements	17
Industry data	17
Use of proceeds	18
Market price of common stock	18
Dividend policy	18
Capitalization	19
Selected historical consolidated financial data	20
Management's discussion and analysis of financial condition and results of operations	22
Business	42
Management	58
Certain transactions	70
Principal and selling stockholders	73
Description of capital stock	84
Shares eligible for future sale	87
Certain material U.S. income tax consequences to non-U.S. holders	89
Underwriting	92
Legal matters	96
Experts	96
Where you can find additional information	96
Index to historical consolidated financial statements	F-1

i

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including "Risk factors" and the financial statements, before making an investment decision.

OUR BUSINESS

We are a global provider of information technology, or IT, services and solutions focused on the financial services industry. We combine technical expertise with deep industry knowledge to offer a broad suite of services, including business process and technology advice, software package selection and integration, application development, maintenance and support, network and system security and specialized services, through our global delivery model. Our three-tier global delivery model combines onsite client relationship teams, senior technical and industry experts at our offsite regional service centers and cost-effective global delivery centers in India. The three tiers of our global delivery model help us to provide our clients with value-enhancing solutions using a seamless, consistent and cost-effective client service approach.

We focus on the financial services industry and provide our services primarily to credit services companies, banking institutions, capital markets firms and insurance companies. In providing our services, we utilize a wide array of technologies to develop customized solutions that address our clients' specific needs. As of September 30, 2004, Household International (and its affiliates within the HSBC Group), Morgan Stanley, CitiFinancial (an affiliate of Citigroup), Development Bank of Singapore and ABN-AMRO were among our top clients.

Our engagements with our top clients typically involve numerous projects and multiple business units within each client and vary in complexity, scope and duration. We seek to expand our client relationships and migrate each client over time from discrete initial engagements to longer-term, recurring projects. For example, over the past several years we have successfully deepened our relationship with our largest client, Household International. For the year ended December 31, 2003 and for the nine months ended September 30, 2004, Household International, which is also our largest stockholder with approximately 14.2% of our common stock after completion of this offering, and its affiliates within the HSBC Group, accounted for 53.2% and 56.0% of our total revenues. Similarly, we have successfully developed our relationship with our second largest client, Morgan Stanley, which will own approximately 4.7% of our common stock after completion of this offering, and accounted for 13.0% and 10.3% of our total revenues in the year ended December 31, 2003 and in the nine months ended September 30, 2004. Our five largest clients together accounted for 80.7% of our total revenues in the year ended December 31, 2003 and in the nine months ended September 30, 2004.

We have operated our business since 1989 and are headquartered in suburban Chicago. We have operations and clients around the world, with regional offices located in eight countries and delivery centers in Pune and Hyderabad, India. We also own a 49.0% interest in SSS Holdings Corporation Limited (SSS), which is based in Liverpool, England and focuses on providing IT services to the securities industry. From 1999 through 2003, our revenues grew from $44.2 million to $107.2 million, representing a compound annual growth rate of 24.8%. Our net income was $11.4 million for the year ended December 31, 2003 and $19.3 million for the nine months ended September 30, 2004. Our share of the earnings of SSS provided us with $2.0 million of equity in earnings of affiliate for the year ended December 31, 2003 and for the nine months ended September 30, 2004.

OUR INDUSTRY

The role of IT has evolved from simply supporting business enterprises to enabling their expansion and transformation. As a result of the recent global economic downturn, companies are placing a greater emphasis on improving their return on IT investments and closely managing IT spending. To attain high-quality IT services at a lower cost, companies are turning to providers with offshore delivery capabilities. India has become the preferred destination for the provision of offshore IT services, offering high-quality and accelerated delivery, significant cost benefits and an abundance of skilled professionals.

The global financial services industry is currently faced with a number of challenges, including increased regulatory scrutiny, growing competition and ongoing domestic and international consolidation. As a result, providing rapid access to, and delivery of, real-time information and implementing solutions and processes that minimize system downtime are vital to the success of financial institutions. However, providing these solutions and processes internally is often more costly and time-consuming than outsourcing these services. Consequently, financial institutions are looking externally for solutions that allow them to reduce costs and improve performance. Total global IT services spending within the financial services industry is expected to increase from $123.1 billion in 2003 to $154.3 billion in 2007, representing a compound annual growth rate of 5.8%. The financial services industry is expected to account for 21.2% of total global IT services spending from 2003 to 2007, the highest percentage of any single industry sector.

OUR COMPETITIVE STRENGTHS

We believe our competitive strengths include:

  –>
  Deep industry expertise. We have developed expertise in the financial services industry, with a specific focus on credit services companies, banking institutions, capital markets firms and insurance companies. Our industry focus has enabled us to acquire a thorough understanding of our clients' business issues and applicable technologies, which allows us to deliver services and solutions tailored to each client's needs. Because of our specific industry focus, a significant economic downturn in the financial services industry could negatively affect our business.

  –>
  Three-tier global delivery model. Our global delivery model allows us to provide each of our clients with a responsive and accessible relationship management team at the client's location, a readily available offsite team of technology and industry experts at one of our regional delivery centers and a cost-effective application development, maintenance and support team at one of our global delivery centers in India. Although our global delivery model allows us to provide these benefits to our clients, demand for our services could decline as a result of negative public perception regarding or new legislation restricting the use of offshore IT service providers.

  –>
  Commitment to attracting, developing and retaining the highest quality employees. We believe we have established a business culture throughout Kanbay that enables us to attract and retain the best available industry talent. From 2001 to 2003, we retained an average of 90% of our employees even though the number of our employees grew significantly. We believe that our high employee retention rate provides tangible benefits to our clients, such as low turnover on long-term engagements, retention of knowledge which can be applied to new projects, consistent quality and competent and responsive personnel. We expect that we will continue to grow and our anticipated growth could place a significant strain on our ability to maintain our culture and provide these tangible benefits to our clients.

  –>
  Long-term client relationships. We have long-standing relationships with many large, international companies within the financial services industry. Our ability to successfully deliver consistent, seamless solutions on a global basis combined with our deep knowledge of the financial services industry helps us expand the breadth and scope of our engagements with existing clients. We manage client relationships with our relationship development methodology, which helps us to migrate our clients over time from discrete initial engagements to longer-term, recurring projects. Because of our long-standing relationships, we have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of clients.

  –>
  Scalable global business model. We believe that our three-tier global delivery model allows us to quickly engage new projects in order to rapidly meet client needs. Because of our financial services industry focus, we can rapidly deploy our project teams on new engagements located anywhere in the world. Our ability to rapidly deploy our project teams on new engagements and to provide our services to our clients is dependent on many factors, including continued compliance with various immigration restrictions and the maintenance of our global communications infrastructure.

OUR STRATEGY

In order to enhance our position as a global IT services provider focused on the financial services industry, we intend to:

  –>
  Diversify and develop our client base;

  –>
  Expand our service offerings and solutions;

  –>
  Deepen our financial services expertise;

  –>
  Continue to attract and retain highly skilled IT professionals; and

  –>
  Enhance our brand visibility.

Our principal executive office is located at 6400 Shafer Court, Suite 100, Rosemont, Illinois 60018, and our telephone number at that office is (847) 384-6100. Our website is located at www.kanbay.com. Information contained on our website is not part of this prospectus.

You should carefully consider the information contained in the "Risk factors" section of this prospectus before you decide to purchase our common stock.

The offering

Common stock offered by the selling stockholders	4,800,000 shares
Common stock to be outstanding after this offering	32,913,097 shares
Use of proceeds after expenses	We will not receive any proceeds from this offering.
Nasdaq National Market symbol	KBAY

Unless otherwise indicated, the number of shares of common stock to be outstanding after this offering includes 512,264 shares of common stock offered hereby and to be issued upon the exercise of options by some of the selling stockholders and excludes:

  –>
  8,287,680 shares of common stock issuable after the completion of this offering upon the exercise of outstanding stock options under our stock option plan and stock incentive plan at a weighted average exercise price of $7.58 per share;

  –>
  596,064 shares of common stock issuable after the completion of this offering upon the exercise of outstanding warrants at a weighted average exercise price of $6.03 per share; and

  –>
  1,640,520 shares of common stock available for future grants under our stock incentive plan.

Unless otherwise indicated, all share amounts assume the underwriters' over-allotment option is not exercised.

Certain of the selling stockholders have agreed to pay for a portion of the expenses we incur in connection with this offering. See "Underwriting—Commissions and discounts."

Summary historical consolidated financial data

The following table presents summary historical consolidated financial data as of, and for the years ended, December 31, 1999, 2000, 2001, 2002 and 2003, which has been derived from our audited consolidated financial statements, and as of, and for the nine months ended, September 30, 2003 and 2004, which has been derived from our unaudited consolidated financial statements and which, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. These historical results are not necessarily indicative of results to be expected for any future period. You should read this information together with "Selected historical consolidated financial data," "Management's discussion and analysis of financial condition and results of operations," and our consolidated financial statements and related notes for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004, which are included elsewhere in this prospectus.

						Nine months ended September 30,
	Years ended December 31,
Consolidated statements of operations data:
	1999(1)	2000	2001	2002	2003	2003	2004

	(in thousands, except per share amounts)
Net revenues—related parties	$11,292	$14,377	$38,001	$50,253	$70,942	$48,909	$87,308
Net revenues—third parties	32,914	43,144	31,653	32,336	36,211	26,515	44,420

Total revenues	44,206	57,521	69,654	82,589	107,153	75,424	131,728
Cost of revenues	25,220	34,526	39,786	46,977	58,675	41,417	69,326

Gross profit	18,986	22,995	29,868	35,612	48,478	34,007	62,402
Selling, general and administrative expenses:
Sales and marketing expenses	5,585	7,464	7,176	6,129	11,420	7,975	13,061
General and administrative expenses	16,400	22,703	21,368	22,056	24,072	17,158	22,539
Stock compensation expense	—	1,652	2,521	1,571	1,354	1,026	874

Total selling, general and administrative expenses	21,985	31,819	31,065	29,756	36,846	26,159	36,474
Depreciation and amortization	1,362	2,171	2,437	2,682	3,308	2,305	3,860
(Gain) loss on sale of fixed assets	2	(9)	57	38	36	31	34

Income (loss) from operations	(4,363)	(10,986)	(3,691)	3,136	8,288	5,512	22,034
Other income (expense):
Interest expense and other, net	(67)	(1,364)	(296)	(332)	(347)	(226)	103
Equity in earnings of affiliate(2)	—	29	861	2,241	2,046	1,569	2,009
Loss on investment	—	—	(644)	—	—	—	—

Income (loss) before income taxes	(4,430)	(12,321)	(3,770)	5,045	9,987	6,855	24,146
Income tax expense (benefit)	(62)	(11)	18	226	(1,452)	100	4,829

Income (loss) before cumulative effect of accounting change	(4,368)	(12,310)	(3,788)	4,819	11,439	—	—
Cumulative effect of accounting change(3)	—	—	—	(2,043)	—	—	—

Net income (loss)	(4,368)	(12,310)	(3,788)	2,776	11,439	6,755	19,317
Dividends on preferred stock	(608)	(610)	(608)	(608)	(608)	(455)	(277)
(Increase) decrease in carrying value of stock subject to repurchase	(6,558)	(864)	(676)	4,077	3,063	(2,362)	—

Income (loss) available to common stockholders	$(11,534)	$(13,784)	$(5,072)	$6,245	$13,894	$3,938	$19,040

Income (loss) per share of common stock(4):
Basic			$(0.25)	$0.30	$0.68	$0.19	$0.77
Diluted			(0.25)	0.23	0.50	0.15	0.62
The composition of stock compensation expense is as follows:
Cost of revenues	$—	$75	$728	$772	$573	$434	$366
Sales and marketing expenses	—	119	261	260	256	192	159
General and administrative expenses	—	1,458	1,532	539	525	400	349

	$—	$1,652	$2,521	$1,571	$1,354	$1,026	$874

The following table presents a summary of our balance sheet as of September 30, 2004:

  –>
  on an actual basis; and

  –>
  on an as adjusted basis to give effect to the issuance of 512,264 shares of common stock in connection with the exercise of options by some of the selling stockholders in conjunction with this offering, resulting in proceeds of $401,000, after deducting the estimated offering expenses that we will pay.

	As of September 30, 2004
Consolidated balance sheet data:	Actual	As adjusted

	(in thousands)
Cash and cash equivalents	$16,650	$17,051
Working capital	76,268	76,669
Total assets	164,809	165,210
Long-term debt	—	—
Total stockholders' equity	128,508	128,909

(1)
Reflects the results of Kanbay Australia Pty Ltd. from the date of its acquisition on October 29, 1999 for approximately $3 million in cash and stock.

(2)
On November 30, 2000, we acquired a 49.4% interest in SSS Holdings Corporation Limited (SSS) in exchange for 2,086,697 shares of our common stock valued at approximately $15.9 million. As of September 30, 2004, we owned approximately 49.0% of SSS. We account for SSS under the equity method of accounting.

(3)
Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 does not permit goodwill and indefinite-lived intangible assets to be amortized. Upon adoption of SFAS No. 142, we recorded a non-cash charge of $2.0 million to reduce the carrying value of goodwill. This non-cash charge was recorded as a cumulative effect of an accounting change. If we had applied SFAS No. 142 retroactively as of January 1, 1999, our net income (loss) would have been $(4.3 million) in 1999, $(12.0 million) in 2000 and $(2.4 million) in 2001.

(4)
For the period from January 1, 1999 through August 23, 2000, we operated as a Delaware limited liability company (LLC). On August 24, 2000, we converted from a LLC into a Delaware C corporation when all members exchanged their common and preferred units in the LLC for an equivalent number of shares of our common and preferred stock. Income (loss) per share of common stock and average shares outstanding is presented for the years during which we operated as a C corporation.

Risk factors

You should carefully consider the following risks and other information in this prospectus before you decide to buy our common stock. An investment in our common stock involves a high degree of risk. Our business, financial condition or operating results may suffer if any of the following risks is realized. Additional risks and uncertainties not currently known to us may also adversely affect our business, financial condition or operating results. If any of these risks or uncertainties occurs, the trading price of our common stock could decline.

RISKS RELATED TO OUR BUSINESS

Our revenues are highly dependent on a small number of clients, including a single client from whom we receive more than 50% of our revenues and which is also our largest stockholder, and the loss of any one of our major clients could significantly impact our business.

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of clients. Household International, which is our largest client, will own approximately 14.2% of our common stock after the completion of this offering and will continue to be our largest stockholder, accounted for 45.0%, 47.4%, 53.2% and 56.0% of our total revenues in the years ended December 31, 2001, 2002 and 2003 and in the nine months ended September 30, 2004, which, in 2003 and 2004, included revenues from its affiliates within the HSBC Group. Morgan Stanley, which is our second largest client and will own approximately 4.7% of our common stock after the completion of this offering, accounted for 9.6%, 13.5%, 13.0% and 10.3% of our total revenues in the years ended December 31, 2001, 2002 and 2003 and in the nine months ended September 30, 2004. Our five largest clients together accounted for 70.7%, 74.7%, 80.7% and 80.7% of our total revenues in the years ended December 31, 2001, 2002 and 2003 and in the nine months ended September 30, 2004. If we were to lose Household International, Morgan Stanley or one of our other major clients or have a major client cancel substantial projects or otherwise significantly reduce its volume of business with us, our revenues and profitability would be materially reduced.

A significant or prolonged economic downturn in, increased regulation of and restrictions imposed on the financial services industry may result in our clients reducing or postponing spending on the services we offer.

A significant portion of our revenues is derived from U.S. clients in the financial services industry, which is cyclical and recently experienced a significant downturn. In the nine months ended September 30, 2004, approximately 78% of our revenues were derived from the United States. If economic conditions weaken, particularly in the U.S. financial services industry, our clients may reduce or postpone their IT spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. In addition to this economic downturn, there has been recent increased regulation of, and restrictions imposed on, financial services companies, which may negatively affect our clients and cause them to reduce their spending on the IT services we offer.

Our failure to anticipate rapid changes in technology may negatively impact demand for our services in the marketplace.

Our success will depend, in part, on our ability to develop and implement business and technology solutions that anticipate rapid and continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely basis, which may negatively impact demand for our solutions in the marketplace. Also, products and technologies developed by our competitors may make our solutions noncompetitive or obsolete. Any one or a combination of these circumstances could have a material adverse effect on our ability to obtain and successfully complete client engagements.

The IT services market is highly competitive, and our competitors have advantages that may allow them to better use economic incentives to secure contracts with our existing and prospective clients and attract skilled IT professionals.

The IT services market in which we operate includes a large number of participants and is highly competitive. Our primary competitors include:

  –>
  large consulting and other professional service firms, including Accenture, BearingPoint, Cap Gemini and Deloitte & Touche;

  –>
  offshore IT service providers, including Cognizant Technology Solutions, Infosys Technologies and Wipro; and

  –>
  in-house IT departments.

The market in which we compete is experiencing rapid changes in its competitive landscape. Some of our competitors are large consulting firms or offshore IT service providers which have significant resources and financial capabilities combined with much larger numbers of IT professionals. Some of these competitors have gained access to public and private capital or have merged or consolidated with better capitalized partners, which has created and may in the future create larger and better capitalized competitors with superior abilities to compete for market share generally and for our existing and prospective clients. Our competitors may be better positioned to use significant economic incentives to secure contracts with our existing and prospective clients. These competitors may also be better able to compete for skilled professionals by offering them more attractive compensation or other incentives. In addition, one or more of our competitors may develop and implement methodologies that yield price reductions, superior productivity or enhanced quality that we are not able to match. Any of these circumstances would have an adverse effect on our revenues and profit margin.

We also expect additional competition from offshore IT service providers with current operations in other countries, such as China and the Philippines, where we do not have operations other than our regional service center in Hong Kong. These competitors may be able to offer services using business models that are more effective than ours.

Our executive officers and directors and their respective affiliates, including Household International, which will continue to own a large percentage of our common stock after the completion of this offering, have substantial voting control over Kanbay and their interests may differ from other stockholders.

Upon completion of this offering, our executive officers and directors and their affiliates will beneficially own, in the aggregate, approximately 39.6% of our outstanding common stock. In particular, Household International will beneficially own approximately 14.2% of our common stock after the completion of this offering. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors, any amendments to our certificate of incorporation and approval of significant corporate transactions. These stockholders may exercise this control even if they are opposed by our other stockholders. Without the consent of these stockholders, we could be delayed or prevented from entering into transactions (including the acquisition of our company by third parties) that may be viewed as beneficial to us or our other stockholders. In addition, this significant concentration of share ownership may adversely affect the trading price of our common stock if investors perceive disadvantages in owning stock in a company with controlling stockholders.

Negative public perception in the United States regarding offshore IT service providers and recently proposed federal legislation may adversely affect demand for our services.

Recently, many organizations and public figures have publicly expressed concerns about a perceived association between offshore IT service providers and the loss of jobs in the United States. Our clients may stop using our services to avoid any negative perception that may be associated with utilizing an offshore IT service provider. In addition, federal legislation has been proposed that, if enacted, may restrict U.S. companies from outsourcing their IT work to companies outside the United States. Certain U.S. states have enacted legislation that restricts governmental agencies from outsourcing their IT work to companies outside the United States. Although we currently do not have significant contracts with governmental entities in the United States, it is possible that U.S. private sector companies may in the future be restricted from outsourcing their IT work related to government contracts to offshore service providers. Any expansion of existing laws or the enactment of new legislation restricting offshore IT outsourcing may adversely impact our ability to do business in the United States, particularly if these changes are widespread.

If we do not effectively manage our anticipated rapid growth, we may not be able to develop or implement new systems, procedures and controls that are required to support our operations, market our services and manage our relationships with our clients.

Between January 1, 2001 and September 30, 2004, the number of our employees has grown from 912 to 3,638. We expect that we will continue to grow and our anticipated growth could place a significant strain on our ability to:

  –>
  recruit, train, motivate and retain highly skilled IT, marketing and management personnel;

  –>
  adhere to our high quality process execution standards;

  –>
  preserve our culture, values and entrepreneurial environment;

  –>
  develop and improve our internal administrative infrastructure and our financial, operational, communications and other internal systems; and

  –>
  maintain high levels of client satisfaction.

To manage this anticipated growth, we must implement and maintain proper operational and financial controls and systems in order to expand our services and employee base. Further, we will need to manage our relationships with various clients, vendors and other third parties. We cannot give any assurance that we will be able to develop and implement, on a timely basis, the systems, procedures and controls required to support our operations. Our future operating results will also depend on our ability to develop and maintain a successful marketing and sales organization despite our rapid growth. If we are unable to manage our growth, our business, operating results and financial condition would be adversely affected.

Our services may infringe on the intellectual property rights of others, which may subject us to legal liability, harm our reputation, prevent us from offering some services to our clients or distract management.

We cannot be sure that our services or the products of others that we offer to our clients do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us or our clients. These claims may harm our reputation, distract management, cost us money and/or prevent us from offering some services to our clients. Historically, we have generally agreed to indemnify our clients for all expenses and liabilities resulting from claimed infringements of the intellectual property rights of third parties based on the services that we have performed. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. In addition, as a result of intellectual property litigation, we may be required to stop selling, incorporating or using products that use the infringed intellectual property. We may be required to obtain a license or pay a royalty to make, sell or use the relevant technology from the owner of the infringed intellectual property, such licenses or royalties may not be available on commercially reasonable terms, or at all. We may also be required to redesign our products or change our methodologies so as not to use the infringed intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly and/or injure our reputation.

As the number of patents, copyrights and other intellectual property rights in our industry increases, we believe that companies in our industry will face more frequent infringement claims. Defending against these claims, even if the claims have no merit, could be expensive and divert management's attention and resources from operating our company.

We have a limited ability to protect our intellectual property rights, and unauthorized use of our intellectual property could result in the loss of clients.

Our success depends, in part, upon our ability to protect our proprietary methodologies and other intellectual property. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements and copyright and trademark laws to protect our intellectual property rights. However, existing laws of some countries in which we provide services, such as India, provide protection of intellectual property rights which may be more limited than those provided in the United States. The steps we take to protect our intellectual property may not be adequate to prevent or deter infringement or other unauthorized use of our intellectual property, and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights. Our competitors may be able to imitate or duplicate our services or methodologies. The unauthorized use or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

Our engagements with clients may not be profitable.

Unexpected costs or delays could make our contracts unprofitable.    When making proposals for engagements, we estimate the costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and costs. The profitability of our engagements, and in particular our fixed-price contracts, is affected by increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, which could make these contracts less profitable or unprofitable. The occurrence of any of these costs or delays could result in an unprofitable engagement or litigation.

Our clients may terminate our contracts on short notice.    Our clients typically retain us on a non-exclusive, engagement-by-engagement basis, rather than under exclusive long-term contracts. Many of our consulting engagements are less than 12 months in duration, and our clients may terminate most of our engagements on short notice. Large client projects typically involve multiple engagements or stages, and there is always a risk that a client may choose not to retain us for additional stages of a project or that a client will cancel or delay additional planned engagements. When contracts are terminated, we lose the associated revenues, and we may not be able to eliminate associated costs in a timely manner or transition employees to new engagements in an efficient manner.

Our profitability is dependent on our billing and utilization rates, and our ability to control these factors is only partially within our control.

Our profit margin is largely a function of the rates we are able to charge for our services and the utilization rate, or chargeability, of our professionals. Accordingly, if we are not able to maintain the rates we charge for our services or maintain an appropriate utilization rate for our professionals, we will not be able to sustain our profit margin, and our profitability will suffer. The rates we are able to charge for our services are affected by a number of factors, including:

  –>
  our clients' perception of our ability to add value through our services;

  –>
  our ability to control our costs and improve our efficiency;

  –>
  introduction of new services or products by us or our competitors;

  –>
  pricing policies of our competitors; and

  –>
  general economic conditions.

Our utilization rates are affected by a number of factors, including:

  –>
  seasonal trends, primarily our hiring cycle and holiday and summer vacations;

  –>
  our ability to transition employees from completed and/or terminated projects to new engagements;

  –>
  the amount of time spent by our employees on non-billable training activities;

  –>
  our ability to forecast demand for our services and thereby maintain an appropriate headcount; and

  –>
  our ability to manage employee attrition.

If we are unsuccessful in developing our new outsourcing business, we may not recoup our start-up costs and other expenses incurred in connection with this business.

In February 2003, we formed Kanbay Managed Solutions, Inc. to pursue application management outsourcing opportunities. We must fund certain start-up costs and other expenses in connection with this business. We anticipate that outsourcing engagements may have a different engagement length and may require different skills than the services we have traditionally offered. The success of these service offerings is dependent, in part, upon continued demand for these services by our existing and new clients and our ability to meet this demand in a cost-competitive and timely manner. In addition, our ability to effectively offer a wide breadth of outsourcing services depends on our ability to attract existing or new clients to these service offerings. To obtain engagements to provide outsourcing services, we are also more likely to compete with large, well established firms, resulting in increased competition and marketing costs. Accordingly, we cannot be certain that our new service offerings will effectively meet client needs or that we will be able to attract existing or new clients to these service offerings.

Failure to maintain full utilization of employees at our U.S.-based development center could adversely affect our financial results.

From time to time, we undertake new initiatives to enhance our ability to deliver services to our clients around the world. In early 2004, we established a regional off-site development center in the United States, using approximately 90 former employees of one of our clients as the initial staff. In connection with this initiative, we entered into a service agreement with the client. The agreement expires in February 2005. If we are unable to promptly redeploy the staff of the development center on new or existing projects after the agreement expires, our financial results could suffer from either the employee termination costs resulting from a reduction in our workforce or the costs of carrying the staff at the development center until full utilization is achieved again, or both.

It would be difficult to replace our chairman and chief executive officer.

We are highly dependent upon our chairman and chief executive officer, Raymond J. Spencer, who is one of our founders and our first employee. Mr. Spencer's efforts, talent and leadership have been, and will continue to be, critical to our success. The diminution or loss of the services of Mr. Spencer could have a material adverse effect on our business, operating results and financial condition.

Our management has limited experience managing a public company and regulatory compliance may divert its attention from the day-to-day management of our business.

Prior to our initial public offering in July 2004, our management team operated our business as a private company. The individuals who now constitute our management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition into a public company that will be subject to significant regulatory oversight and reporting obligations under the federal securities laws. In particular, these new obligations will require substantial attention from our senior management and divert its attention away from the day-to-day management of our business, which could materially and adversely impact our business operations.

We are investing substantial cash assets in new facilities, and our profitability could be reduced if our business does not grow proportionately.

We currently plan to spend approximately $45 million for the construction of a new delivery center in Hyderabad, India and the expansion of our delivery center in Pune, India. We may face cost overruns or project delays in connection with these facilities or other facilities we may construct in the future. Such expansion may significantly increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

Our ability to raise capital in the future may be limited and our failure to raise capital when needed could prevent us from growing.

We expect that our cash flow from operations, together with our net proceeds from the initial public offering of shares of our common stock and the amounts we are able to borrow under our credit facility, will be adequate to meet our anticipated needs for at least the next two years. However, we may in the future be required to raise additional funds through public or private financing, strategic relationships or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could seriously harm our business. Additional equity financing may be dilutive to the holders of our common stock, and debt financing, if available, may involve restrictive covenants and could reduce our profitability. Moreover, strategic relationships, if necessary to raise additional funds, may require us to relinquish some important rights or modify our allocation of resources.

We do not control the business, operations or dividend policy of SSS, which contributes a significant portion of our net income.

We own a 49.0% interest in SSS Holdings Corporation Limited (SSS), which is a Liverpool, England based IT services firm that focuses primarily on the securities industry with revenues earned predominantly in the United Kingdom. We do not have control of the board of directors of SSS or voting control of SSS. Consequently, we do not control the business, operations or dividend policy of SSS. For the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2004, our share of the earnings of SSS provided us with $2.2 million, $2.0 million and $2.0 million of equity in earnings of affiliate.

RISKS RELATED TO OUR INDIAN AND INTERNATIONAL OPERATIONS

Wage pressures in India may reduce our profit margins.

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals. However, wages in India are increasing at a faster rate than in the United States, which will result in increased costs for IT professionals, particularly project managers and other mid-level professionals. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. Compensation increases may reduce our profit margins and otherwise harm our business, operating results and financial condition.

Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India, which could adversely impact our business.

The role of the Indian central and state governments in the Indian economy is significant. Although the current Government of India supported the economic liberalization of the Indian economy, this economic liberalization may not continue in the future and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting our business could change as well. Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and could adversely affect business and economic conditions in India in general and our business in particular.

Terrorist attacks or a war or regional conflicts could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States, and other acts of violence or war, such as a conflict between India and Pakistan, have the potential to directly impact our clients and the Indian economy by making travel more difficult, interrupting lines of communication and effectively curtailing our ability to deliver our services to our clients. These obstacles may increase our expenses and negatively affect our operating results. In addition, military activity, terrorist attacks and political tensions between India and Pakistan could create a greater perception that the acquisition of services from companies with significant Indian operations involves a higher degree of risk, which could adversely affect our business.

Disruptions in telecommunications could harm our global delivery model, which could result in client dissatisfaction and a reduction of our revenues.

A significant element of our business strategy is to continue to leverage and expand our delivery centers in Hyderabad and Pune, India. In particular, our delivery centers in Pune and Hyderabad, India accounted for approximately 49.2% and 52.0% of our revenues for the year ended December 31, 2003 and for the nine months ended September 30, 2004. We depend upon third party service providers and various satellite and optical links to link our global delivery centers to our clients. We may not be able to maintain active voice and data communications between our global delivery centers and our clients' sites at all times. Any significant loss in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, our operating results and financial condition.

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or adjusts the amount of our income taxable in India or if we repatriate our earnings from India.

Currently, we benefit from the tax holidays the Government of India gives to the export of IT services from specially designated software technology parks in India. When our tax holidays and taxable income deduction expire or terminate beginning in 2005, our tax expense will materially increase, reducing our profitability. Recently, the Government of India has disallowed these tax exemptions for certain software companies and required the companies to pay additional taxes. As a result, we cannot be certain that the Government of India will not attempt to disallow our tax holidays or taxable income deduction or require us to pay additional taxes. If we were required to pay additional taxes, our net income and profitability would decrease. For more information regarding our Indian tax exemptions, see "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies, estimates and risks—Income taxes."

The Government of India recently enacted new transfer pricing rules and began audits of companies, including us, that may be subject to these new rules. We believe that our transfer pricing policies reflect best practices in our industry, but we cannot be certain that the audits will not result in adjustments to our Indian taxable income given the lack of precedent in applying the new requirements. To the extent our income is taxable in India, any such adjustments would be expected to increase our Indian tax liability and to thereby decrease our net income.

Although we intend to use substantially all of our Indian earnings to expand our international operations instead of repatriating these funds to the United States, under Indian law if we repatriated our Indian earnings in the future or such earnings were no longer deemed to be indefinitely reinvested, we would accrue the applicable amount of taxes associated with such earnings. We cannot currently determine the applicable amount of taxes, however, such amount could be material.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could adversely affect our ability to meet growth and revenue projections.

The majority of our IT professionals are Indian nationals. The ability of our IT professionals to work in the United States, Europe and in other countries depends on our ability to obtain the necessary work visas and work permits. Existing and proposed limitations on and eligibility restrictions for these visas could have a significant impact on our ability to transfer IT professionals to the United States, Europe and other countries. Further, in response to recent global political events, the level of scrutiny in granting visas has increased. New security procedures may delay the issuance of visas and affect our ability to staff projects in a timely way.

Our reliance on work visas for a significant number of our IT professionals makes us particularly vulnerable to legislative changes and strict enforcement of new security procedures, as it affects our ability to staff projects with IT professionals who are not citizens of the country where the on-site work is to be performed. If we are not able to obtain a sufficient number of visas for our IT professionals or encounter delays or additional costs in obtaining or maintaining such visas, our ability to meet our growth and revenue projections could be adversely affected.

Currency exchange rate fluctuations will affect our operating results.

As indicated in the translation table below, the exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Accordingly, an appreciation of the Indian rupee against the U.S. dollar may have a material adverse effect on our cost of revenues, gross profit margin and net income, which may in turn have a negative impact on our business, operating results and financial condition. Specifically, based on our current cost structure, a 1% appreciation of the Indian rupee against the U.S. dollar would cause our gross profit margin to decrease by 12 basis points and our operating profit margin to decline by 18 basis points. We expect to adopt by December 31, 2004 a foreign currency exchange management policy to hedge our exposure to the Indian rupee; however, we do not currently hedge our exposure to any foreign currency and cannot assure you that our foreign currency management policy, if adopted, will be effective.

Translation Table—U.S. Dollar to Indian Rupee (Interbank Rate)

	2000	2001	2002	2003
Exchange rate at January 1	43.505	46.690	48.344	48.120
Exchange rate at December 31	46.690	48.343	48.044	45.600
Change	3.185	1.653	(0.300)	(2.520)
% Change	7.3%	3.5%	(0.6)%	(5.2)%

Our international operations subject us to risks inherent in doing business in international markets.

Currently, we have facilities in eight countries around the world, and we earned 22% of our revenues for the nine months ended September 30, 2004 from clients outside the United States. Accordingly, we must comply with a wide variety of national and local laws, and we are subject to restrictions on the import and export of certain technologies and multiple and overlapping tax structures. In addition, we face competition in other countries from companies that may have more experience with operations in those countries or with international operations generally. Consequently, we may not be able to compete effectively in other countries.

RISKS RELATED TO THIS OFFERING AND OUR STOCK

Our quarterly revenues, operating results and profitability may vary from quarter to quarter, which may result in increased volatility of our share price.

Our gross profit margin has fluctuated by as much as 4.3% from quarter to quarter during the past two years. In addition, our quarterly revenues, operating results and profitability have varied in the past and are likely to vary significantly from quarter to quarter in the future, making them difficult to predict. This may lead to volatility in our share price. The factors that are likely to cause these variations include:

  –>
  seasonal trends, primarily our hiring cycle and holiday and summer vacations;

  –>
  the business decisions of our clients regarding the use of our services;

  –>
  the timing and profitability of projects, unanticipated contract terminations or project postponements;

  –>
  the amount and timing of income or loss from SSS;

  –>
  our ability to manage utilization and transition employees quickly from completed projects to new engagements;

  –>
  the introduction of new services by us or our competitors;

  –>
  changes in our pricing policies or those of our competitors;

  –>
  our ability to manage costs, including personnel costs and support services costs;

  –>
  costs related to possible acquisitions of other businesses;

  –>
  exchange rate fluctuations; and

  –>
  global economic conditions.

Due to the foregoing factors, it is possible that in some future periods our revenues and operating results may be significantly below the expectations of public market analysts and investors. In such an event, the price of our common stock would likely be materially and adversely affected.

The future sale of our common stock could negatively affect our stock price after this offering.

After this offering, we will have 32,913,097 shares of common stock outstanding. Sales of a substantial number of our shares of common stock in the public market following this offering or the expectation of such sales could cause the market price of our common stock to decline. All the shares sold in this offering will be freely tradeable except that any shares purchased by our affiliates will remain subject to certain restrictions.

After this offering, the holders of approximately 6,269,105 of our shares of common stock and 596,064 shares issuable upon exercise of outstanding warrants will be entitled to registration rights with respect to these shares. Such holders may require us to register the resale of substantially all of these shares upon demand. These holders include Household International, which will own approximately 14.2% of our common stock after this offering and will be selling shares of our common stock in this offering. Any sales of our common stock by Household International could be negatively perceived in the trading markets and negatively affect the price of our common stock. We have registered all shares of common stock that we may issue to our employees under our stock option plan and stock incentive plan. Certain of these shares are eligible for resale in the public market without restriction. For more information, see "Shares eligible for future sale."

We are subject to anti-takeover provisions which could affect the price of our common stock.

Certain provisions of Delaware law and of our certificate of incorporation and by-laws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. For example, our certificate of incorporation and by-laws provide for a classified board of directors, limit the persons who may call special meetings of stockholders and allow us to issue preferred stock with rights senior to those of the common stock without any further vote or action by our stockholders. In addition, we will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which could have the effect of delaying, deterring or preventing another party from acquiring control of Kanbay. These provisions could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or may otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could have a material adverse effect on the market price of our common stock.

We do not intend to pay dividends, which may limit the return on your investment in us.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Special note regarding forward-looking statements

Many of the statements included in this prospectus contain forward-looking statements and information relating to our company. We generally identify forward-looking statements by the use of terminology such as "may," "will," "could," "should," "potential," "continue," "expect," "intend," "plan," "estimate," "anticipate," "believe," or similar phrases or the negatives of such terms. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Such statements are subject to risks, uncertainties and assumptions, including those identified in "Risk factors," as well as other matters not yet known to us or not currently considered material by us. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements do not guarantee future performance and should not be considered as statements of fact.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in our annual, quarterly and other reports we will file with the SEC after the date of this prospectus. See "Where you can find additional information."

Industry data

This prospectus includes statistical data about the information technology, or IT, industry that comes from publications by sources including McKinsey & Company, Inc., a consulting firm, the National Association of Software and Service Companies, or NASSCOM, an industry trade group, DATAQUEST, an Indian IT industry publication, InterUnity Group, an independent technology intelligence consulting firm, Computerworld, a news publication focused on the IT management industry, Hewitt Associates LLC, a global human resources outsourcing and consulting firm, and A.T. Kearney, Inc., a corporate-focused management consulting firm. This type of data represents the estimates of McKinsey, NASSCOM, DATAQUEST, InterUnity, Computerworld, Hewitt Associates and A.T. Kearney only.

Use of proceeds

We will not receive any proceeds from the sale of the 4,800,000 shares by the selling stockholders or the 720,000 shares that may be sold by the selling stockholders pursuant to the underwriters' over-allotment option.

Market price of common stock

Our common stock has been listed on the Nasdaq National Market under the symbol "KBAY" since July 22, 2004. Prior to that time, there was no public market for our common stock. The following table sets forth, for the periods indicated in the fiscal year ending December 31, 2004, the high and low sales prices per share for our common stock as reported on the Nasdaq National Market.

	Common stock price
	High	Low

Third quarter (from July 22, 2004)	$24.13	$12.70
Fourth quarter (through December 6, 2004)	30.94	20.15

On December 6, 2004, the last sale price per share for our common stock as reported on the Nasdaq National Market was $27.59 per share. As of December 6, 2004, there were approximately 44 holders of record of our common stock.

Dividend policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any determination in the future to pay dividends will depend upon our financial condition, capital requirements, operating results and other factors deemed relevant by our board of directors, including any contractual or statutory restrictions on our ability to pay dividends.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2004:

  –>
  on an actual basis; and

  –>
  on an as adjusted basis to give effect to the issuance of 40,963 shares of common stock to Silicon Valley Bancshares upon the conversion of a warrant and the issuance of 512,264 shares of common stock in connection with the exercise of options by some of the selling stockholders in conjunction with this offering, resulting in proceeds of $401,000, after deducting the estimated offering expenses that we will pay.

You should read this table together with "Management's discussion and analysis of financial condition and results of operations," "Description of capital stock," and our consolidated financial statements and related notes for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004, which are included elsewhere in this prospectus.

	As of September 30, 2004
	Actual	As adjusted

	(in thousands) (unaudited)
Cash and cash equivalents	$16,650	$17,051

Long-term debt, including current portion(1)	—	—
Stockholders' equity:
Preferred Stock, par value $0.001 per share, 5,000,000 shares authorized, no shares issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Common Stock, par value $0.001 per share, 200,000,000 shares authorized, 32,359,870 shares issued and outstanding, actual; 200,000,000 shares authorized, 32,913,097 shares issued and outstanding, as adjusted	32	33
Additional paid-in capital	115,995	116,620
Retained earnings	8,517	8,292
Cumulative foreign currency translation adjustments	3,964	3,964

Total stockholders' equity	128,508	128,909

Total capitalization	$128,508	$128,909

(1)
We have a credit facility pursuant to which we may borrow up to $7.5 million. Our credit facility expires on April 29, 2005. There were no borrowings outstanding under our credit facility as of September 30, 2004.

Selected historical consolidated financial data

The following table presents selected historical consolidated financial data as of, and for the years ended, December 31, 1999, 2000, 2001, 2002 and 2003, which has been derived from our audited consolidated financial statements, and as of, and for the nine months ended, September 30, 2003 and 2004, which has been derived from our unaudited consolidated financial statements and which, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. These historical results are not necessarily indicative of results to be expected for any future period. You should read this information together with "Summary historical consolidated financial data," "Management's discussion and analysis of financial condition and results of operations," and our consolidated financial statements and related notes for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004, which are included elsewhere in this prospectus.

						Nine months ended September 30,
	Years ended December 31,
Consolidated statements of operations data:
	1999(1)	2000	2001	2002	2003	2003	2004

	(in thousands, except per share amounts)
Net revenues—related parties	$11,292	$14,377	$38,001	$50,253	$70,942	$48,909	$87,308
Net revenues—third parties	32,914	43,144	31,653	32,336	36,211	26,515	44,420

Total revenues	44,206	57,521	69,654	82,589	107,153	75,424	131,728
Cost of revenues	25,220	34,526	39,786	46,977	58,675	41,417	69,326

Gross profit	18,986	22,995	29,868	35,612	48,478	34,007	62,402
Selling, general and administrative expenses:
Sales and marketing expenses	5,585	7,464	7,176	6,129	11,420	7,975	13,061
General and administrative expenses	16,400	22,703	21,368	22,056	24,072	17,158	22,539
Stock compensation expense	—	1,652	2,521	1,571	1,354	1,026	874

Total selling, general and administrative expenses	21,985	31,819	31,065	29,756	36,846	26,159	36,474
Depreciation and amortization	1,362	2,171	2,437	2,682	3,308	2,305	3,860
(Gain) loss on sale of fixed assets	2	(9)	57	38	36	31	34

Income (loss) from operations	(4,363)	(10,986)	(3,691)	3,136	8,288	5,512	22,034
Interest expense	(379)	(1,478)	(335)	(424)	(287)	(206)	(17)
Interest income	103	129	62	17	39	16	261
Foreign exchange gain (loss)	209	(17)	(31)	69	(120)	(48)	(168)
Equity in earnings of affiliate(2)	—	29	861	2,241	2,046	1,569	2,009
Loss on investment	—	—	(644)	—	—	—	—
Other, net	—	2	8	6	21	12	27

Total other income (expense)	(67)	(1,335)	(79)	1,909	1,699	1,343	2,112

Income (loss) before income taxes	(4,430)	(12,321)	(3,770)	5,045	9,987	6,855	24,146
Income tax expense (benefit)	(62)	(11)	18	226	(1,452)	100	4,829

Income (loss) before cumulative effect of accounting change	(4,368)	(12,310)	(3,788)	4,819	11,439	6,755	19,317
Cumulative effect of accounting change(3)	—	—	—	(2,043)	—	—	—

Net income (loss)	$(4,368)	$(12,310)	$(3,788)	$2,776	$11,439	$6,755	$19,317
Dividends on preferred stock	(608)	(610)	(608)	(608)	(608)	(455)	(277)
(Increase) decrease in carrying value of stock subject to repurchase	(6,558)	(864)	(676)	4,077	3,063	(2,362)	—

Income (loss) available to common stockholders	$(11,534)	$(13,784)	$(5,072)	$6,245	$13,894	$3,938	$19,040

Income (loss) per share of common stock(4):
Basic			$(0.25)	$0.30	$0.68	$0.19	$0.77
Diluted			(0.25)	0.23	0.50	0.15	0.62
The composition of stock compensation expense is as follows:
Cost of revenues	$—	$75	$728	$772	$573	$434	$366
Sales and marketing expenses	—	119	261	260	256	192	159
General and administrative expenses	—	1,458	1,532	539	525	400	349

	$—	$1,652	$2,521	$1,571	$1,354	$1,026	$874

						As of September 30,
	As of December 31,
Consolidated balance sheet data:
	1999(1)	2000	2001	2002	2003	2004

	(in thousands)
Cash and cash equivalents	$1,282	$4,655	$5,340	$10,127	$17,419	$16,650
Working capital	(3,685)	4,025	2,891	7,117	12,618	76,268
Total assets	19,461	41,381	41,974	51,129	68,359	164,809
Long-term debt	1,116	1,428	2,668	1,761	—	—
Total stockholders' equity/members' deficit(4)	(7,633)	17,521	14,593	24,809	47,508	128,508

(1)
Reflects the results of Kanbay Australia Pty Ltd. from the date of its acquisition on October 29, 1999 for approximately $3 million in cash and stock.

(2)
On November 30, 2000, we acquired a 49.4% interest in SSS Holdings Corporation Limited (SSS) in exchange for 2,086,697 shares of our common stock valued at approximately $15.9 million. As of September 30, 2004, we owned approximately 49.0% of SSS. We account for SSS under the equity method of accounting.

(3)
Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 does not permit goodwill and indefinite-lived intangible assets to be amortized. Upon adoption of SFAS No. 142, we recorded a non-cash charge of $2.0 million to reduce the carrying value of goodwill. This non-cash charge was recorded as a cumulative effect of an accounting change. If we had applied SFAS No. 142 retroactively as of January 1, 1999, our net income (loss) would have been $(4.3 million) in 1999, $(12.0 million) in 2000 and $(2.4 million) in 2001.

(4)
For the period from January 1, 1999 through August 23, 2000, we operated as a Delaware limited liability company (LLC). On August 24, 2000, we converted from a LLC into a Delaware C corporation when all members exchanged their common and preferred units in the LLC for an equivalent number of shares of our common and preferred stock. Income (loss) per share of common stock and average shares outstanding is presented for the years during which we operated as a C corporation.

Management's discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes, which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk factors."

OVERVIEW

We are a global provider of information technology services and solutions focused on the financial services industry. We combine technical expertise with deep industry knowledge to offer a broad suite of services, including business process and technology advice, software package selection and integration, application development, maintenance and support, network and system security and specialized services, through our global delivery model.

We provide our services primarily to credit services companies, banking institutions, capital markets firms and insurance companies. In providing our services, we utilize a wide array of technologies to develop customized solutions that address our clients' specific needs. In 2003, credit services companies, banking institutions, capital markets firms and insurance companies represented 43.9%, 25.5%, 14.2% and 7.7% of our services revenues, respectively. We serve our clients in North America, Asia-Pacific and Europe, with 78% of our revenues generated from North America, 12% from Asia-Pacific and 10% from Europe in the nine months ended September 30, 2004.

Our revenues have grown from $44.2 million in 1999 to $107.2 million in 2003, representing a 24.8% compound annual growth rate. Our revenue growth is attributable to a number of factors, including an increase in the size and number of projects for existing clients and the addition of new clients. Over 94.2% of our services revenues in 2003 came from clients for whom we provided services in the prior year and over 89.1% of our services revenues in that period came from clients for whom we have provided services in each year since 2000.

For the year ended December 31, 2003 and for the nine months ended September 30, 2004, our five largest clients accounted for 80.7% of our revenues, with Household International (and its affiliates within the HSBC Group) and Morgan Stanley, our two largest clients, accounting for 53.2% and 56.0% and 13.0% and 10.3% of our revenues for these periods, respectively. Household International, our largest stockholder, will own approximately 14.2% of our common stock after the completion of this offering, while Morgan Stanley will own approximately 4.7% of our common stock after the completion of this offering.

Initial public offering

In July 2004, we completed an initial public offering of shares of our common stock. In connection with the offering, we offered and sold 5,362,500 shares of our common stock and certain selling stockholders offered and sold an additional 2,860,000 shares at a price of $13.00 per share. Our net proceeds from the initial public offering, after deducting underwriting discounts, commissions, and estimated offering related expenses payable by us were approximately $60 million. Proceeds from the initial public offering will be used to construct a new delivery center in Hyderabad, India, to expand our delivery center in Pune, India and for general corporate purposes.

Sources of revenues

Our revenues are generated principally from IT services provided on either a time-and-materials or a fixed-price basis. The percentage of our services revenues generated under fixed price contracts has steadily decreased from 25% in 2000 to 15% in 2003, due primarily to additional revenues from services performed on a time-and-materials basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price basis are recognized pursuant to the proportionate performance method. In addition, our service level agreements call for us to provide a fixed number of hours of service per year, but do not have defined deliverables. Revenues from these agreements are also recognized in accordance with the proportionate performance method. Most of our client contracts, including those that are on a fixed-price basis, can be terminated with or without cause on 30 to 90 days' notice. All services provided by us through the date of cancellation are due and payable under the contract terms. Because we bear the risk of cost overruns and inflation with respect to fixed-price projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs. Losses on contracts, if any, are provided for in full in the period when determined. In order to manage these risks, we have a strictly enforced process for approval of project estimates during the preparation of engagement proposals. We then closely monitor the progress on all projects and account relationships. As a result, we have not been surprised by financial performance on projects or by early contract terminations.

Our decision to focus on the financial services industry has allowed us to develop a high level of expertise in the markets we serve, which has played an important role in our growth in recent years. We have been particularly successful in enhancing our ability to serve the cards market through the development of our knowledge of the systems, processes and business issues specific to this market. We continue to focus on further developing our capabilities in the other financial services markets we serve, through training programs and the hiring of industry experts. Because of the size of the financial services industry and the projected compound annual growth rate of approximately 5.8% in global IT services spending within the financial services industry, we believe there is significant opportunity to expand our business. However, we also believe we will be facing increased competition. Many IT services firms have obtained or are obtaining an offshore delivery capability to be more competitive on price and many clients and potential clients are developing an internal offshore capability. While this is a challenge, we believe we can limit the impact by continuing the development of our technical and business knowledge in the markets we serve. This is evidenced by the fact that some of our largest clients have had an internal offshore capability in place for many years but continue to use our services because of our technical capability and industry expertise.

Revenues from services provided on a time-and-materials basis are derived from the rates at which we bill our clients and the number of billable hours in a period. The number of billable hours in a period is impacted by the number of technical professionals on staff and employee utilization. We define employee utilization as the total billable hours divided by the total available hours of our professionals.

We also generate revenues through the sale of third party software licenses and related maintenance contracts. Revenues from these sources accounted for $7.3 million of our revenues in 2003. These revenue levels have remained relatively constant in recent years, while services revenues have grown. Consequently, revenues from the sale of third party software licenses and related maintenance contracts have gradually declined as a percentage of total revenues, decreasing from 11.8% in 2000 to 6.8% in 2003. We provide software development services to our clients, but we do not develop software for sale or license to our clients or other third parties. The software development services we provide involve software that is owned by our clients and we provide our services in exchange for a fee.

Revenues from our largest client, Household International, have grown significantly, increasing from $31.3 million in 2001 to $57.0 million in 2003. This growth has been driven by rapid expansion at Household International and the acquisition of Household International by HSBC Holdings plc in March 2003.

By employing our relationship development methodology, we have successfully retained and grown many of our long term client relationships. This has enabled us to effectively grow our business and expand our industry knowledge. However, it has also resulted in a high customer concentration. In order to drive additional growth and reduce our dependence on a small number of clients, we have recently made significant investments in business development, including the creation of a dedicated business development team focused exclusively on generating engagements with new clients. Our spending on business development grew from $6.1 million in 2002 to $11.4 million in 2003, an 87% increase.

Weakness in the U.S. economy has resulted in companies canceling or deferring many major IT projects and pressuring vendors on price in order to reduce costs. Consequently, there have been fewer projects for which IT service providers competed. Many IT service providers reduced their billing rates, resulting in pricing pressure in the market. As a result, we have experienced pricing pressure which has had an adverse effect on our revenues, gross margins and net income. However, we believe that our in-depth knowledge of the processes and applications in the areas of the financial services industry that we serve has partially shielded us from pricing pressure. Despite some pricing pressure, we increased our gross margins and net income in each of 2001, 2002 and 2003 by improving our employee utilization and performing more of our services at our delivery centers in India, which yield significantly higher gross margins than services performed at client sites or at our offices located outside of India. Our gross margins in 2001, 2002 and 2003 and in the nine months ended September 30, 2004 were 42.9%, 43.1%, 45.2% and 47.4%, respectively. In recent months, the U.S. economy has shown signs of a recovery. While the market conditions that impact our pricing are difficult to predict, we do not expect a material impact, either positive or negative, on our pricing in 2004.

Our actual billing rates are impacted by the type and size of our engagements. For example, we typically charge higher rates on complex development projects than we do on maintenance projects. Also, we may discount larger engagements as compared to comparable engagements of a smaller size. Our marketing efforts are not concentrated on a particular type or size of engagement. Therefore, it is difficult to predict the impact that new engagements will have on our average billing rates.

Cost of revenues and gross profit

Our cost of revenues consists primarily of the cost of salaries, payroll taxes and employee benefits for our technical professionals, including quality assurance personnel and certain client relationship management personnel. Also included in cost of revenues are the travel costs of these employees, fees for subcontractors working on client engagements, the communications costs associated with connectivity to our clients and the purchase of products for resale.

The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and our offices located outside of India. Services performed at client sites or our offices located outside of India typically generate higher revenues per-capita at lower gross margins than the same services performed at our delivery centers in India. As a result, our total revenues, cost of revenues and gross profits in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of work performed in India. We hire subcontractors on a limited basis from time to time to supplement our technical staff. In 2003, approximately 5.4% of our cost of revenues was attributable to subcontracting costs. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

The ratio of offshore to onsite employees staffed on our engagements with Household International varies for each engagement. Consequently, some of those engagements result in gross margins that are at or above our average gross margins, while others result in gross margins that are at or below our average gross margins. In the year ended December 31, 2003, our average gross margins on our engagements with Household International were slightly above our average gross margins. Our engagements with Morgan Stanley are not staffed with a high ratio of offshore to onsite employees. As a result, our average gross margins on our engagements with Morgan Stanley are usually below our average gross margins.

Under the consulting agreement with Household International, we perform a broad range of information systems services for various business units within the HSBC Group. Under the consulting agreement with Morgan Stanley, we perform systems analysis and design, computer programming and other consulting services. We have agreed, and may in the future agree, to charge discounted rates for certain engagements under these agreements. These discounts have historically varied based on the type and size of our engagements. For example, we have discounted, and may in the future discount, our rates on larger engagements as compared to comparable engagements of a smaller size. We believe that the rates, terms and provisions contained in these agreements are comparable to those that we could have obtained through negotiations with unrelated parties.

According to Hewitt Associates, salary levels of software development professionals in India rose 11.2% in 2002 and 13.7% in 2003. This is the result of the strong demand for these professionals in India. Salary increases in the other regions in which we operate have been more reflective of increases in the costs of living. We anticipate that salaries for software development professionals in India will continue to rise at those levels in the foreseeable future. In 2004, we increased the salaries of our software development professionals in India by an average of 12%. An increase of this size in our salaries in India, based on our current staffing configuration, reduces our gross margins by 0.8% and our operating margins by 0.9%. In 2002 and 2003, our gross margins increased despite these salary increases because of increased utilization of our IT professionals and increases in the amount of services performed at our delivery centers in India. However, we believe we are now operating at near optimal levels in these areas of efficiencies. We believe we will be able to command higher billing rates and maintain our gross margins in the future if we continue to strengthen our financial services industry expertise.

Our revenues and gross profits are also impacted by our ability to efficiently manage and utilize our employees. As of September 30, 2004, we had 3,638 employees, of which 3,206 were technical professionals. We manage employee utilization by continuously monitoring project requirements and timetables to ensure that we have effectively staffed our projects to meet our clients' needs. The number of employees assigned to a project will vary according to the size, complexity, duration and demands of the project. The completion of a significant project or an unanticipated termination of a significant project could cause us to experience a higher than expected number of unassigned IT professionals, thereby lowering IT professional employee utilization. In addition, we do not fully utilize our IT professionals when they are enrolled in training and educational programs. On average, our IT professionals participated in 96 hours of training in 2003. In 2001, 2002 and 2003 and in the nine months ended September 30, 2004, utilization rates for our Indian employees were 71.5%, 70.0%, 74.0% and 73.8%, respectively, and utilization rates for our onsite employees were 75.3%, 81.5%, 85.8% and 90.5%, respectively.

In early 2004, we established a regional off-site development center in the United States, using approximately 80 former employees of one of our clients as the initial staff. In connection with this initiative, we entered into a service agreement with the client. The service agreement expires in February 2005. If we are unable to redeploy promptly the staff of the development center on new or existing projects after the agreement expires, our financial results could suffer from either the employee termination costs resulting from a reduction in our workforce or the costs of carrying staff at the development center until full utilization is achieved again, or both. At the current time, we estimate that our net income will be negatively impacted by approximately $1 million, primarily in the second quarter of 2005, in connection with the redeployment of the workforce at the development center.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of salaries, employee benefits, travel, promotion, communications, management, finance, administrative and occupancy costs as well as depreciation and amortization expense. Selling, general and administrative expenses as a percentage of revenue were 44.6%, 36.0%, 34.4% and 27.0% in 2001, 2002 and 2003 and in the nine months ended September 30, 2004, respectively. In 1999 and 2000, we invested in our support infrastructure, principally in staff and systems, which helped us to grow revenues without significant increases in selling, general and administrative expenses. In addition, our decision to focus on the financial services industry in 2001 helped us to reduce expenses by eliminating costs associated with sales, marketing and support activities of other industry groups. We issued stock options in 2000 and 2001 at an exercise price that was below the then current fair market value, which resulted in stock compensation expense of $2.5 million, $1.6 million and $1.4 million in 2001, 2002 and 2003, respectively.

Other income and expense

Other income and expense includes interest income, interest expense, foreign currency exchange gains and losses, equity in earnings of affiliate and provisions for losses on investments. Foreign currency gains and losses are generated primarily by fluctuations of the Indian rupee against the U.S. dollar. As explained in note 1 to our consolidated financial statements, our Indian subsidiary's functional currency is the U.S. dollar, which results in non-monetary assets and liabilities being translated at historical exchange rates, while monetary assets and liabilities are translated at current exchange rates. This may result in gains or losses which are reflected in other income.

We own approximately 49.0% of SSS Holdings Corporation Limited (SSS), which is a Liverpool, England based IT services firm that focuses primarily on the securities industry with revenues earned predominantly in the United Kingdom. Because we own less than 50% of SSS, its results of operations are not consolidated into our financial results. Our share of the earnings of SSS is accounted for under the equity method of accounting for investments in common stock, which is described in more detail in note 3 to our consolidated financial statements.

Income tax expense

Our net income earned from providing services is subject to tax in the country in which we perform the work. We have benefited from net operating loss carry forwards in the United States, the remaining balance of which was used in 2003. Currently, we benefit from the tax holidays in India, which are available to export-oriented IT services firms. As a result of these net operating loss carry forwards and tax holidays, our operations have been subject to minimal tax liabilities. With the net operating loss carry forwards in the United States no longer available, our effective tax rate increased to approximately 20% starting in the fourth quarter of 2003. Our exact effective tax rate in future periods will vary based on our geographic earnings. Our tax holidays in India will phase out partially on March 31, 2005 and will phase out completely on March 31, 2009. Once these holidays begin to phase out, our effective tax rate will materially increase.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND RISKS

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

On an ongoing basis, we evaluate our estimates. The most significant estimates relate to the allowance for doubtful accounts, reserves for employee benefits, income taxes, depreciation of fixed assets and long-lived assets and the recognition of revenue and profits based on the proportionate performance method of accounting for fixed-bid contracts. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could vary from the estimates and assumptions used in the preparation of the accompanying financial statements.

We market our services internationally and most of our technical professionals are located in India. As a result, we may be subject to certain risks associated with international operations, including risks associated with foreign currency exchange rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import and export or otherwise resulting from foreign policy or the variability of foreign economic conditions. Additional risks associated with international operations include difficulties in the burdens of complying with a wide variety of foreign laws, potentially adverse tax consequences, tariffs, quotas and other barriers.

We believe the following critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue recognition

Our services are entered into on either a time-and-materials or fixed-price basis. Our fixed-price contracts primarily relate to application development and enhancement projects. Revenues related to time-and-materials contracts are recognized as the service is performed. Revenues related to fixed-price contracts are recognized as the service is performed using the proportionate performance method of accounting, under which the sales value of performance, including estimated earnings thereon, is recognized on the basis of the percentage that each contract's cost to date bears to the total estimated cost.

In general, fixed-price contracts are cancelable subject to a specified notice period. All services provided by us through the date of cancellation are due and payable under the contract terms. We issue invoices related to fixed-price contracts based upon achievement of milestones during a project or other contractual terms. Differences between the timing of billings, based upon contract milestones or other contractual terms, and the recognition of revenue, based upon the proportionate performance method of accounting, are recognized as either unbilled or deferred revenue. We do not incur significant up-front costs associated with these fixed-price contracts, and all costs related to the services provided are expensed as incurred. Estimates are subject to adjustment as a project progresses to reflect changes in expected completion costs or dates. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the financial reporting period in which the change in estimate becomes known, and any anticipated losses on contracts are recognized immediately. Warranty provisions exist under some contracts, which generally exist for a period ranging from 30 to 90 days past contract completion. If warranty provisions exist, they are included in the total estimated cost when we calculate proportionate performance. However, a reserve is not maintained as the amounts of such potential warranty obligations are not material. Our failure to estimate accurately the resources and time required for a fixed-price project, or our failure to complete our contractual obligations within the time frame committed, could have a material adverse effect on our business, operating results and financial condition. We carefully monitor fixed-price projects. Project managers periodically submit percentage of completion data to our accounting department, which then makes any necessary adjustments. Our fixed-price contract estimates have been accurate in the past, properly reflecting revenue as it was earned.

In addition, certain contracts, which we refer to as service level agreements, call for us to provide a fixed number of hours of service per year, but do not contain defined deliverables. Revenues from these agreements are also recognized in accordance with the proportionate performance basis.

Our Australian subsidiary sells third party software licenses and maintenance agreements for the support of those products. Revenues from the sale of third party licenses are recognized in the financial reporting period in which the licenses are delivered. Maintenance agreements generally cover a period of 12 months from the date of sale. Revenues from maintenance contracts are amortized over the term of the agreement. The unrecognized portion of the revenue at the end of each period is recorded as deferred revenue.

Foreign currency translation

The assets and liabilities of our Canadian, Asian and European subsidiaries are translated into U.S. dollars from local currencies at current exchange rates and revenues and expenses are translated from local currencies at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of stockholders' equity. For our Indian subsidiary, the functional currency is the U.S. dollar. Because our sales are made primarily in the United States, the sales price is predominantly in U.S. dollars and there is a high volume of intercompany transactions denominated in U.S. dollars between the Indian and U.S. entities. Non-monetary assets and liabilities are translated at historical exchange rates, while monetary assets and liabilities are translated at current exchange rates. The resulting gain or loss is included in other income. A 5.0% decrease in the value of the U.S. dollar against the Indian rupee would result in a reduction in other income of approximately $1.4 million based on our current operations.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. Our allowance for doubtful accounts is determined by evaluating the credit-worthiness of each client and the size and aging of our receivables. A significant portion of our receivables are due from a few clients with very strong credit ratings and with whom we have a good payment history. As we attempt to diversify our client base, we will continue to evaluate our method of determining our allowance for doubtful accounts to ensure that we are maintaining appropriate balances. Our allowance for doubtful accounts as of December 31, 2003 was $659,000, which represented 5.9% of our gross receivables. If actual defaults are higher than our historical experience, our allowance for doubtful accounts may be insufficient to cover the uncollectible receivables, which would have an adverse impact on our operating results in the period of occurrence.

Income taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that we expect to realize. Our allowance as of December 31, 2003 was $2.3 million. While we have considered future taxable income and on-going prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Similarly, if we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Our Indian subsidiary, Kanbay Software (India) Limited (KSIL), is an export-oriented company, which, under the Indian Income Tax Act of 1961, is entitled to claim various tax holidays for a period of 10 years with respect to its export profits. Substantially all of the earnings of KSIL are attributable to export profits and, therefore, are currently entitled to a 100% exemption from Indian income tax. This exemption resulted in decreases in our income tax expense of $360,000, $655,000 and $1.7 million for the years ended December 31, 2001, 2002 and 2003, respectively, when compared to the effective tax rates that we estimate would have applied if these incentives had not been available, without accounting for double taxation treaty set-offs, if any. The tax holidays will phase out partially on March 31, 2005. We expect our effective tax rate to increase by approximately 2.8% as a result. The remainder of the holidays will remain in place until March 31, 2009, at which time our effective tax rate would increase by approximately 14.0%. Recently, the Government of India has disallowed these tax exemptions for certain software companies and required the companies to pay additional taxes. Although we believe that we have complied with and are eligible for our tax holidays and taxable income deduction, we cannot be certain that the Government of India will not attempt to disallow our tax holidays or taxable income deduction or require us to pay additional taxes. The exact impact of the phase out of the tax holidays will vary based on our growth in India and would be negatively affected if the Government of India disallows our tax holidays or requires us to pay additional taxes. We have and will continue to use the earnings of KSIL for expansion outside of the United States instead of repatriating these earnings to the United States. Accordingly, pursuant to Accounting Principles Board Opinion No. 23, "Accounting for Income Taxes—Special Areas," we do not accrue taxes on the repatriation of earnings from KSIL. If such earnings are repatriated in the future, or are no longer deemed to be indefinitely reinvested, we will accrue the applicable amount of taxes associated with such earnings.

Employee benefits

Our U.S. subsidiary maintains a self-funded medical plan with stop loss insurance coverage to limit our exposure under the plan. We maintain an accrual for unpaid claims that is estimated based on the weighted average of recent claims.

RESULTS OF OPERATIONS

The following table sets forth the items in our consolidated income statements as a percentage of revenues for the periods presented.

				Nine months ended September 30,
	Years ended December 31,
Consolidated statements of operations data:
	2001	2002	2003	2003	2004

Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	57.1	56.9	54.8	54.9	52.6

Gross profit	42.9	43.1	45.2	45.1	47.4

Selling, general and administrative expenses:
Selling and marketing expenses	10.3	7.4	10.6	10.6	9.9
General and administrative expenses	30.7	26.7	22.5	22.8	17.1
Stock compensation expense	3.6	1.9	1.3	1.4	0.7

Total selling, general and administrative expenses	44.6	36.0	34.4	34.8	27.7
Depreciation and amortization	3.5	3.3	3.1	3.0	3.0
Loss on sale of assets	0.1	—	—	—	—

Income (loss) from operations	(5.3)	3.8	7.7	7.3	16.7
Interest expense	(0.5)	(0.5)	(0.2)	(0.3)	—
Interest income	0.1	—	—	—	0.2
Foreign exchange gain (loss)	—	0.1	(0.1)	—	(0.1)
Equity in earnings of affiliate	1.2	2.7	1.9	2.1	1.5
Loss on investment	(0.9)	—	—	—	—

	(0.1)	2.3	1.6	1.8	1.6

Income (loss) before income taxes	(5.4)	6.1	9.3	9.1	18.3
Income tax expense (benefit)	—	0.3	(1.4)	0.1	3.6

Income (loss) before cumulative effect of accounting change	(5.4)	5.8	10.7	9.0	14.7
Cumulative effect of accounting change	—	(2.4)	—	—	—

Net income (loss)	(5.4)%	3.4%	10.7%	9.0%	14.7%

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

Revenues

Our revenues increased by $56.3 million, or 74.7%, from $75.4 million in the nine months ended September 30, 2003 to $131.7 million in the nine months ended September 30, 2004. Of the $56.3 million increase, $38.4 million resulted from increased sales to our related parties, while third party sales increased by $17.9 million. Revenues increased primarily due to an increase in billable hours, which contributed an additional $56.1 million. Of the $56.1 million increase, $54.7 million was due to an increase in technical professionals, while $1.4 million was attributable to increased utilization of existing technical professionals. Average bill rates declined in the nine month period ended September 30, 2004 compared to the prior year period, which decreased revenues by $1.0 million. Revenues from product sales added an additional $1.2 million to revenues in the nine months ended September 30, 2004 compared to the prior year period.

Cost of revenues

Our cost of revenues increased by $27.9 million, or 67.4%, from $41.4 million in the nine months ended September 30, 2003 to $69.3 million in the nine months ended September 30, 2004. The increase was primarily due to an increase in the number of our technical professionals, which increased from 1,614 as of September 30, 2003 to 3,206 as of September 30, 2004, resulting in a $26.5 million increase in cost of revenues. Annual salary increases which took effect on April 1, 2004, contributed to an $876,000 increase to cost of revenues in the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. Also, an increase in the average exchange rate of the Indian rupee resulted in an additional $500,000 to cost of revenues in the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003.

Gross profit

Our gross profit increased by $28.4 million, or 83.5%, from $34.0 million in the nine months ended September 30, 2003 to $62.4 million in the nine months ended September 30, 2004. Our gross margin increased from 45.1% in the nine months ended September 30, 2003 to 47.4% in the nine months ended September 30, 2004. The increase in gross margin was due to an increase in the amount of our services delivered from our centers in India, which yield higher gross margins.

Selling, general and administrative expenses

Sales and marketing expenses increased by $5.1 million, or 63.8%, from $8.0 million in the nine months ended September 30, 2003 to $13.1 million in the nine months ended September 30, 2004. This increase is the result of significant investment in our business development operation since September 30, 2003, which is designed to facilitate future growth and add new clients. To achieve this, we have increased our selling and marketing staff, which added approximately $4.2 million in salary and benefit costs for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. As a percentage of revenue, sales and marketing expenses decreased from 10.6% in the nine months ended September 30, 2003 to 9.9% in the nine months ended September 30, 2004.

General and administrative expenses increased by $5.3 million, or 30.8%, from $17.2 million in the nine months ended September 30, 2003 to $22.5 million in the nine months ended September 30, 2004. The increase is attributable to a $2.1 million increase in rent and facilities costs, a $1.4 million increase in recruiting and general and administrative salary costs, a $650,000 increase in bad debt expense, an $884,000 increase in professional services and a $250,000 increase relating to change in foreign currency exchange rates. The facility expansion in Hyderabad and Pune, India resulted in increased rental, general office and utility costs during the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. Our recruiting and general and administrative salary expenses increased during the nine months ended September 30, 2004 compared to the prior year period to support the growth of our business. We increased our allowance for doubtful accounts by $650,000 in the first nine months of 2004, as a result of an increase in our accounts receivable from $10.5 million at December 31, 2003 to $31.7 million at September 30, 2004. See "—Liquidity and capital resources." Our professional service fees increased during the nine months ended September 30, 2004 compared to the prior year period primarily as a result of our recent initial public offering. As a percentage of revenue, general and administrative expenses decreased from 22.8% in the nine months ended September 30, 2003 to 17.1% in the nine months ended September 30, 2004.

Depreciation and amortization

Depreciation and amortization increased by $1.6 million, or 69.6%, from $2.3 million in the nine months ended September 30, 2003 to $3.9 million in the nine months ended September 30, 2004. The increase was primarily attributable to computer equipment, leasehold improvements and furniture and fixtures at our Hyderabad and Pune facilities, which accounted for $1.1 million of the increase.

Income from operations

Income from operations increased by $16.5 million, or 300.0%, from $5.5 million in the nine months ended September 30, 2003 to $22.0 million in the nine months ended September 30, 2004. As a percentage of revenue, income from operations increased from 7.3% in the nine months ended September 30, 2003 to 16.7% in the nine months ended September 30, 2004. This was the result of improved gross margins and a reduction in selling, general and administrative expenses and depreciation and amortization as a percentage of revenue.

Other income and expense

Interest income increased by $245,000, from $16,000 in the nine months ended September 30, 2003 to $261,000 in the nine months ended September 30, 2004 due to the purchase of marketable security investments in July 2004 with the proceeds received from the initial public offering of shares of our common stock. Interest expense decreased by $189,000, or 91.8%, from $206,000 in the nine months ended September 30, 2003 to $17,000 in the nine months ended September 30, 2004, as a result of the repayment of all outstanding long term debt in 2003, offset by borrowings on our line of credit during the first half of 2004. Equity in earnings of affiliate increased by $400,000, or 25.0%, from $1.6 million in the nine months ended September 30, 2003 compared to $2.0 million in the nine months ended September 30, 2004, as a result of improved operating performance of SSS Holdings Limited in the current year. Foreign currency exchange loss increased by $120,000, or 250.0%, from a loss of $48,000 in the nine months ended September 30, 2003 to a loss of $168,000 in the nine months ended September 30, 2004, as a result of exchange rate fluctuations in the currencies of the countries in which we operate.

Provision for income taxes

All of our net operating loss carryforwards in the United States were used by the end of 2003. Therefore, our provision for income taxes increased from $100,000 in the nine months ended September 30, 2003 to $4.8 million in the nine months ended September 30, 2004. Our effective tax rate was 20.0% in the nine months ended September 30, 2004 compared to 1.5% in the nine months ended September 30, 2003.

The tax provision during the nine months ended September 30, 2003 relates to taxes paid by our Indian subsidiary. While profits earned by our Indian subsidiary are normally exempt from tax as a result of a 10-year tax holiday, the Government of India imposed a one-time tax on 10.0% of the profits generated by export oriented IT services firms in India during the Indian tax year of April 1, 2002 through March 31, 2003. As a result, our earnings in India for the first three months of the period ended September 30, 2003 were subject to this tax. In addition, state income taxes were paid in the nine months ended September 30, 2003 to states with minimum tax amounts not offset by net operating loss carry forwards in those states.

Net income

Net income increased by $12.5 million, or 183.8%, from $6.8 million in the nine months ended September 30, 2003 to $19.3 million in the nine months ended September 30, 2004. As a percentage of revenue, net income increased from 9.0% in the nine months ended September 30, 2003 to 14.7% in the nine months ended September 30, 2004.

Year ended December 31, 2003 compared to year ended December 31, 2002

Revenues

Our revenues increased by $24.6 million, or 29.8%, from $82.6 million in 2002 to $107.2 million in 2003. The increase was primarily attributable to an increase in billable hours, which resulted in an increase in revenue of $26.4 million, offset by a decrease in average billing rates of approximately 2.1%, which resulted in a decrease in revenue of $2.3 million. The increase in billable hours was primarily due to the addition of technical professionals, particularly at our delivery centers in India, to meet increased demand, principally from existing clients. Increased utilization of existing technical professionals also contributed to the increase in billable hours. Of the $26.4 million increase in revenue attributable to the increase in billable hours, $4.1 million was due to an increase in utilization and $22.3 million was due to an increase in technical staff. The decrease in average billing rates was due to pricing pressure.

Cost of revenues

Our cost of revenues increased by $11.7 million, or 24.9%, from $47.0 million in 2002 to $58.7 million in 2003. The increase was due primarily to costs resulting from an increase in the number of technical professionals from 1,253 as of December 31, 2002 to 2,001 as of December 31, 2003, adding approximately $8.2 million in costs in 2003. Most of this increase occurred at our delivery centers in India, where 81.7% of our technical staff was located as of December 31, 2003 as compared to 72.9% as of December 31, 2002. In addition, salary level increases added approximately $2.9 million to cost of revenues in 2003 as a result of strong demand for technical professionals in India.

Approximately 23.6% of our cost of revenues in 2003 was incurred in India. A decrease in the value of the U.S. dollar against the Indian rupee in 2003 increased our cost of revenues by approximately $372,000, or approximately 0.3% of our revenues. We have not used hedging tools to mitigate this currency exposure.

Gross profit

Our gross profit increased by $12.9 million, or 36.2%, from $35.6 million in 2002 to $48.5 million in 2003. Our gross margin increased to 45.2% from 43.1%.

Gross margin on our services performed in India is significantly higher than the gross margin on our services performed elsewhere. Most of the additional revenue realized in 2003 as compared to 2002 was attributable to increased services performed at our delivery centers in India, thereby increasing the average gross margin. In addition, improved utilization of our technical staff contributed approximately 3.7% to the increase in gross margin. This was offset in part by the decrease in average billing rates, which reduced gross margin by approximately 2.3%, and increased salary levels, which reduced gross margin by approximately 2.9%. Other factors, such as billable expenses and decreases in margins on third party product sales, reduced gross margin by approximately 1.0%.

Selling, general and administrative expenses

Sales and marketing expenses increased by $5.3 million, or 86.9%, from $6.1 million in 2002 to $11.4 million in 2003. As a percentage of revenue, sales and marketing expenses increased from 7.4% in 2002 to 10.6% in 2003. We made a significant investment in our business development operation in 2003 in order to facilitate future growth and add new clients. The largest contributors to the increase over 2002 were $2.4 million in additions to the sales and marketing staff based in the United States, $1.4 million in costs of staffing and other costs associated with establishing business development support for our new application management outsourcing services and approximately $1.0 million in additional travel related expenses.

General and administrative expenses increased by $2.0 million, or 9.0%, from $22.1 million in 2002 to $24.1 million in 2003. Salary increases constituted $700,000 of the increase in 2003. Approximately $200,000 of the increase was due to the decrease in the value of the U.S. dollar against the Indian rupee. The remainder of the increase was the result of cost escalation in many areas, such as rent, utilities and insurance premiums. We had the support infrastructure in place prior to 2003 that enabled us to realize growth in 2003 without incurring significant additional expenditures. As a result, general and administrative expenses decreased as a percentage of revenue from 26.7% in 2002 to 22.5% in 2003. Stock compensation expense was $1.4 million in 2003 as compared to $1.6 million in 2002.

Depreciation and amortization

Depreciation and amortization increased by $600,000, or 22.2%, from $2.7 million in 2002 to $3.3 million in 2003. The increase was attributable primarily to additional hardware and software associated with the increase in technical personnel and improvements to additional leased facilities in India.

Income from operations

Income from operations increased by $5.2 million, or 167.7%, from $3.1 million in 2002 to $8.3 million in 2003. As a percentage of revenue, income from operations increased to 7.7% from 3.8%. This was the result of an improvement in gross margin and a reduction in SG&A expenses and depreciation and amortization as a percentage of revenue.

Other income and expense

Interest expense decreased by $137,000, or 32.3%, from $424,000 in 2002 to $287,000 in 2003. The decrease was attributable to the repayment of bank loans and the continued repayment of long-term debt. Our remaining long-term debt was repaid in October 2003.

Provision for income taxes

We recorded an income tax benefit of $1.5 million in 2003, which was attributable to the deferred tax benefit that we recognized when we used the remaining net operating loss carry forwards in the United States in the third quarter of 2003. Without the deferred tax benefit in 2003, the effective tax rate would have been 10.7%. We recorded an income tax expense of $226,000 in 2002, which represented an effective tax rate of 4.5%.

The Government of India imposed a one time tax on 10.0% of the profits generated by export-oriented IT services firms in India during the Indian tax year of April 1, 2002 through March 31, 2003. As a result, our earnings in India for the three-month period ended March 31, 2003 and the nine-month period ended December 31, 2002 were subject to this tax. Income taxes paid in India in 2003 totaled $26,000 as compared to $105,000 in 2002.

Income before cumulative effect of accounting change

Income before cumulative effect of accounting change increased by $6.6 million, or 137.5%, from $4.8 million in 2002 to $11.4 million in 2003. As a percentage of revenue, income before cumulative effect of accounting change increased from 5.8% in 2002 to 10.7% in 2003.

Cumulative effect of accounting change

In 2002, we recorded a non-cash charge of $2.0 million to reduce the carrying value of goodwill related to our 1999 acquisition of Megatec Pty Limited in Australia. This non-cash charge was recorded as a cumulative effect of an accounting change.

Net income

Net income increased by $8.6 million, or 307.1%, from $2.8 million in 2002 to $11.4 million in 2003. As a percentage of revenue, net income increased from 3.4% in 2002 to 10.7% in 2003.

Year ended December 31, 2002 compared to year ended December 31, 2001

Revenues

Our revenues increased by $12.9 million, or 18.5%, from $69.7 million in 2001 to $82.6 million in 2002. The increase was primarily attributable to an increase in billable hours, which resulted in an increase in revenue of $15.7 million, offset by a decrease in average billing rates of approximately 3.8%, which resulted in a decrease in revenue of $3.3 million. The increase in billable hours was primarily due to the addition of technical professionals, particularly at our delivery centers in India, to meet increased demand from both new and existing clients. The decrease in average billing rates was due to pricing pressure.

Cost of revenues

Our cost of revenues increased by $7.2 million, or 18.1%, from $39.8 million in 2001 to $47.0 million in 2002. The increase was due primarily to costs resulting from an increase in the number of technical professionals from 837 as of December 31, 2001 to 1,253 employees as of December 31, 2002, adding approximately $6.6 million in costs in 2002. Most of this increase occurred at our delivery centers in India, where 72.9% of our technical staff was located as of December 31, 2002 as compared to 65.0% as of December 31, 2001. In addition, salary level increases added approximately $800,000 to cost of revenues in 2002 as a result of strong demand for technical professionals in India.

Gross profit

Our gross profit increased by $5.7 million, or 19.1%, from $29.9 million in 2001 to $35.6 million in 2002. Our gross margin increased from 42.9% in 2002 to 43.1% in 2003.

Most of the additional revenue realized in 2002 as compared to 2001 was attributable to increased services performed at our delivery centers in India, thereby increasing the average gross margin by approximately 2.5%. In addition, improved utilization of our technical staff contributed approximately 3.7% to the increase in gross margin. This was offset in part by the decrease in average billing rates, which reduced gross margin by approximately 4.3%, and increased salary levels, which reduced gross margin by approximately 1.1%. Other factors, such as billable expenses and decreases in margins on third party product sales, reduced gross margin by approximately 0.6%.

Selling, general and administrative expenses

Sales and marketing expenses decreased by $1.1 million, or 15.3%, from $7.2 million in 2001 to $6.1 million in 2002. As a percentage of revenue, sales and marketing expenses decreased from 10.3% in 2001 to 7.4% in 2002. In 2001, we decided to focus on the financial services industry. As a result, we abandoned our business development activities in other industries, which reduced our labor costs in the United States by $800,000 in 2002. We also restructured our sales organization in Australia, which reduced our costs by $600,000. These cost reductions were offset in part by the establishment of business development activities in Japan, which increased our costs by $400,000.

General and administrative expenses increased by $700,000, or 3.3%, from $21.4 million in 2001 to $22.1 million in 2002. We made significant investments in developing our support infrastructure in 2000. This infrastructure has allowed us to realize growth since 2000 without incurring significant additional expenditures. As a result, general and administrative expenses decreased as a percentage of revenue from 30.7% in 2001 to 26.7% in 2002. Stock compensation expense was $1.6 million in 2002 as compared to $2.5 million in 2001.

Depreciation and amortization

Depreciation and amortization increased by $300,000, or 12.5%, from $2.4 million in 2001 to $2.7 million in 2002. The increase was attributable primarily to additional hardware and software associated with the increase in technical personnel and a full year of depreciation on our development center in Pune, India, which we put in service in October 2001.

Income (loss) from operations

Income from operations increased from a loss of $3.7 million in 2001 to income of $3.1 million in 2002. As a percentage of revenue, income from operations increased to 3.8% from a loss from operations of 5.3%. This was the result of an improvement in gross margin and a reduction in SG&A expenses and depreciation and amortization as a percentage of revenue.

Other income and expense

Interest expense increased by $89,000, or 26.6%, from $335,000 in 2001 to $424,000 in 2002. The increase was attributable to a full year of interest on a construction loan for our development center in Pune, India. We recognized a net foreign currency exchange gain of $69,000 in 2002 as compared to a loss of $31,000 in 2001 as a result of the effect of the strength of the U.S. dollar relative to the Indian rupee.

Equity in earnings of affiliate increased from $861,000 in 2001 to $2.2 million in 2002. Upon adoption of SFAS No. 142 in 2002, we no longer amortized the excess of our investment in SSS over our interest in its underlying assets as of the date of acquisition. Amortization of the excess of our investment recorded in 2001 was $1.3 million. Therefore, equity in earnings of affiliate would have been $2.1 million in 2001 excluding the amortization.

Kanbay owned a 40.0% interest in Apogon, Inc, a development stage company. In December 2001, we determined the investment to be impaired and wrote off the entire balance of $644,000.

Provision for income taxes

Our provision for income taxes increased by $208,000, from $18,000 in 2001 to $226,000 in 2002. The increase was primarily attributable to additional taxes paid in India and additional state taxes paid in the United States.

The Government of India imposed a one time tax on 10.0% of the profits generated by export oriented IT services firms in India during the Indian tax year of April 1, 2002 through March 31, 2003. As a result, our earnings in India for the nine-month period ended December 31, 2002 were subject to this tax. Income taxes paid in India in 2002 totaled $105,000. Our earnings in India in 2001 were not subject to income taxes.

Income (loss) before cumulative effect of accounting change

Income before cumulative effect of accounting change increased from a loss of $3.8 million in 2001 to income of $4.8 million in 2002. As a percentage of revenue, income before cumulative effect of accounting change increased from a loss of 5.4% in 2001 to a gain of 5.8% in 2002.

Cumulative effect of accounting change

In 2002, we recorded a non-cash charge of $2.0 million to reduce the carrying value of goodwill related to our 1999 acquisition of Megatec Pty Limited in Australia. This non-cash charge was recorded as a cumulative effect of an accounting change.

Net income (loss)

Net income increased from a net loss of $3.8 million in 2001 to a gain of $2.8 million in 2002. As a percentage of revenue, net income increased from a loss of 5.4% in 2001 to a gain of 3.4% in 2002.

QUARTERLY RESULTS OF OPERATIONS

The following table represents unaudited statement of operations data for our most recent ten fiscal quarters. You should read the following table in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The results of operations of any quarter are not necessarily indicative of the results that may be expected for any future period.

	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004

Net revenues	$17,735	$20,437	$22,415	$22,002	$22,115	$25,898	$27,410	$31,730	$37,005	$44,750	$49,973
Gross profit	7,412	8,253	10,028	9,919	9,969	11,551	12,487	14,471	18,240	20,601	23,561
Income before cumulative effect of accounting change	263	1,047	1,732	1,777	1,834	2,203	2,718	4,684	5,329	6,430	7,557
Net income (loss)	(1,780)	1,047	1,732	1,777	1,834	2,203	2,718	4,684	5,329	6,430	7,557
Income (loss) per share of common stock:
Basic	(0.15)	0.01	0.38	0.06	0.02	0.07	0.10	0.49	0.25	0.29	0.24
Diluted	(0.15)	0.01	0.27	0.05	0.02	0.05	0.07	0.36	0.18	0.21	0.22

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations from inception primarily through cash flow from operations, sales of shares of equity securities and our credit facility.

As of September 30, 2004, we had cash and cash equivalents amounting to $16.7 million compared to $17.4 million as of December 31, 2003. Cash balances of $10.1 million and $17.4 million at December 31, 2002 and December 31, 2003, respectively, were high and accounts receivable were low as certain clients requested advance billing for work performed in December in order to facilitate their year-end closings. Many of these invoices were paid by the end of December. Of the $16.7 million cash balance as of September 30, 2004, $11.4 million was held in accounts in the United States and $2.4 million was held in accounts in India, with the balance held in accounts in our other regions. Of the $17.4 million cash balance as of December 31, 2003, $13.4 million was held in accounts in the United States, $2.0 million was held in accounts in India and $2.0 million was held in accounts in our other regions. The funds held at locations outside of the United States are for future operating expenses, and we have no intention of repatriating those funds. We are not, however, restricted in repatriating those funds back to the United States, if necessary. While we expect that cash generated by our Indian subsidiary will be reinvested in India to support expansion of our business, to the extent that funds were remitted to the United States in the form of dividend payments, those payments would be subject to a withholding tax of 12.8%.

Operating activities resulted in a $12.5 million use of funds during the nine months ended September 30, 2004 as compared to a $2.7 million source of funds during the nine months ended

September 30, 2003. Net cash used in the nine months ended September 30, 2004 was attributable to an increase in accounts receivable of $21.3 million and an increase in other assets of $3.8 million, of which $1.9 million represented the prepayment of the October 1, 2004 United States payroll on September 30, 2004, $1.5 million related to advances paid to vendors in India for asset procurements and deposits for new leased facilities in Hyderabad and Pune, India and $188,000 represented prepaid payments for services and insurance programs.

Accounts receivable increased by $21.3 million as a result of an increase in revenues and a return to our normal billing and collection cycle. Billings to and payments received from certain clients were expedited in December 2003 at our clients request, in order to facilitate their year-end closing process. This resulted in a lower than normal accounts receivable balance as of December 31, 2003. The cash flow impact of the accounts receivable and other assets increase was more than offset by net income net of non-cash adjustments of $22.1 million, an increase in accounts payable of $728,000 and an increase in other current liabilities of $14.9 million, resulting from a $7.7 million customer prepayment for services, a $2.1 million increase in our bonus and commissions accruals as a result of revenue and profit growth and a $2.0 million increase in salary and benefit accruals in the nine months ended September 30, 2004. Accounts receivable decreased by $700,000 in 2003, of which $600,000 was a result of a weakening of U.S. dollar exchange rates in Australia and the United Kingdom throughout 2003. Despite the increase in revenues in 2003, accounts receivable was mostly unchanged due to the fact that certain customers prepaid December billings. Accounts receivable increased by $1.9 million in 2002 due to increases in revenues. Other assets increased by $1.3 million in 2003 due to deferred equity transaction costs of approximately $500,000, advances to vendors relative to the build-out of leased property in India of $300,000, security deposits on additional lease property in India of $200,000 and increases in prepaid expenses in India of $200,000. Other assets increased by $400,000 in 2002 primarily due to additional prepaid software licenses. Trade payables decreased by $500,000 in 2003 primarily due to a reduction in accounts payable in Australia and was unchanged in 2002.

Net cash provided by operating activities for the nine months ended September 30, 2003 was due primarily to $8.5 million in net income, net of non-cash adjustments, and a $1.7 million decrease in accounts payable and other current liabilities, offset by an increase of $6.8 million in accounts receivable and a $747,000 increase in other assets. Cash provided by operations was $14.8 million in 2003 and $7.8 million in 2002. Cash provided in 2003 was attributable to net income of $11.4 million, plus adjustments for depreciation and amortization and other non-cash expense items of $500,000 and a net change in working capital of $2.9 million. Cash provided in 2002 was attributable to net income of $2.8 million, plus adjustments for depreciation and amortization and other non-cash expense items of $4.2 million and a net change in working capital of $800,000.

The non-cash items consisted primarily of depreciation and amortization and non-cash stock compensation expense offset by equity in earnings of affiliate. Earnings from our affiliate, SSS, are reflected in non-cash items as a use of cash in the operating activities section of the statement of cash flows. Dividends received from SSS are reflected as an investing activity.

Net cash used in investing activities was $73.9 million in the nine months ended September 30, 2004 and $3.5 million in the nine months ended September 30, 2003. We purchased $60.0 million of marketable security investments with short and long-term durations, with the proceeds received from the initial public offering of shares of our common stock in July 2004. We used $2.5 million to secure a letter of credit issued by our bank in lieu of a security deposit for additional office space in Rosemont, Illinois to support future growth. We used $12.3 million of cash in the nine months ended September 30, 2004 and $4.0 million of cash in the nine months ended September 30, 2003 to purchase property and equipment primarily for the Hyderabad and Pune, India facilities. These cash expenditures were partially offset by $913,000 in dividends received from SSS during the nine months ended September 30, 2004 and $576,000 during the prior year period. Cash used in investing activities was $5.2 million in 2003 and $1.5 million in 2002. In 2003, we used $6.0 million to acquire additional property, plant and equipment, which was offset by the receipt of dividends from SSS in the amount of $800,000. In 2002, we used $2.8 million to acquire additional property, plant and equipment, which was offset by the receipt of dividends from SSS in the amount of $1.2 million.

Financing activities generated cash of $60.6 million for the nine months ended September 30, 2004 as a result of receiving net proceeds of $60.3 million from the initial public offering of shares of our common stock in July 2004 and $294,000 as a result of warrant exercises. We used $938,000 for financing activities during the nine months ended September 30, 2003 to repay $394,000 outstanding under our credit facility, $319,000 of our long term debt and $225,000 of related party debt.

Cash used in financing activities was $2.3 million in 2003 and $1.4 million in 2002. These funds were used for payments on our credit facility, long-term debt and related-party debt. Related-party debt represents funds borrowed from our early stage investors and founders. In 2003, cash used in repayment of debt was partially offset by $600,000 of cash provided by the exercise of stock options. We did not engage in any financing activities in 2003 or 2002 (other than borrowings under our credit facility).

We have a $7.5 million revolving line of credit with Silicon Valley Bank, all of which was available on September 30, 2004. Our credit facility is secured by the grant of a security interest in all of our assets in favor of the bank and contains covenants and limitations, including limitations on our ability to dispose of assets, incur indebtedness, create liens, make certain investments, pay dividends and merge or consolidate. Our credit facility also contains certain financial statement reporting obligations and requires us to maintain certain financial covenants, including a quick ratio of at least 1.25 to 1 and an EBITDA ratio not to exceed 2 to 1. Under our credit facility, our quick ratio is the ratio of our current assets to our current liabilities minus deferred revenue and any current portion of subordinated debt. Our EBITDA ratio is the ratio of all amounts we owe to Silicon Valley Bank under our credit facility to EBITDA. Advances made under our credit facility accrue interest at a per annum rate equal to the prime rate. Our credit facility expires on April 29, 2005.

In connection with the initial public offering of shares of our common stock, we obtained a consent and waiver under our credit facility that waived any default caused by the amendment of our certificate of incorporation effectuated in December 2003 to increase the number of members of our board of directors from seven to eight, consented to the consummation of the recapitalization effectuated in connection with the initial public offering and amended the definition of change of control effective upon completion of the initial public offering. In September 2003, we obtained a waiver for our failure to timely provide certain financial statements to Silicon Valley Bank. In September 2002, we obtained a waiver to permit the transfer of more than $500,000 to a foreign subsidiary. In March 2002, we obtained a waiver for our failure to maintain the requisite minimum quick ratio and our failure to achieve a quarterly consolidated net profit of $100,000. In May 2001, we obtained a waiver for our failure to timely provide certain financial statements to Silicon Valley Bank and our failure to maintain the requisite quick ratio.

We are currently in compliance with the covenants contained in our credit facility and believe that our credit facility provides sufficient flexibility so that we will remain in compliance with its terms. However, a breach of any of the covenants or our inability to comply with any requirements in the future could result in a default. A default under our credit facility, if not cured or waived, could result in the immediate acceleration of all obligations due and payable or restrict our ability to obtain additional credit. If we are unable to borrow under our credit facility, we may be required to develop an alternative source of liquidity, which may include raising additional funds through public or private financing, strategic relationships or other arrangements. There is no assurance that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. As a result, a default under our credit facility could impair our liquidity and have a material adverse effect on our results of operations, financial position and cash flows.

We expect our capital expenditures for the remainder of 2004 to be approximately $20 million, relating primarily to the construction of our new delivery center in Hyderabad, India and the expansion of our delivery center in Pune, India. We had previously anticipated spending approximately $35 million on capital expenditures in 2004. However, some of our capital projects have been slightly delayed pending receipt of the necessary approvals from the Indian government. We do not expect the delays to affect the total capital expenditure budget for the projects nor will they impact our growth plans.

We currently lease space for our employees in Hyderabad. These leases expire at the time construction of our new facility in Hyderabad is scheduled to be completed. We have options for short term extensions on the lease if we experience construction delays, which will allow us to move our Hyderabad employees from leased space to our new facility upon its completion. Construction of the remainder of our new facility will be completed in phases, based on the need to meet increased client demand, which will allow us to minimize the impact on future financial performance if we experience an unexpected hiring reduction. As a result, the projected impact on our operating profit due to unoccupied space in the initial occupancy periods of our new facility is projected to be a maximum of $28,000 per month. The transfer of employees to our new facility in Hyderabad will result in a net reduction in expenses of approximately $770,000 per year. This net reduction will result from reduced general and administrative expenses of approximately $1.1 million per year partially offset by an increase in depreciation of approximately $357,000 per year.

In August 2004, we entered into an agreement to acquire the real estate for our new delivery center in Hyderabad, India from an Indian governmental entity. At this time, we are not required to make payment for the real estate. Under the terms of the agreement, we must invest approximately $11 million in our Hyderabad delivery center and employ at least 3,000 persons at the center in order to acquire title to the real estate. We are only required to make payment to the seller to the extent we employ fewer than 3,000 persons by August 2011. The amount we will be required to pay, if any, will be in direct proportion to $968,000 based on the number of employees at August 2011, if less than 3,000. We will, however, provide a bank guarantee of approximately $968,000 toward the purchase price for the real estate. The bank guarantee will be revised in 2006, and each year thereafter, based upon the number of employees actually employed at the new delivery center in proportion to our commitment to hire at least 3,000 employees at the new delivery center.

Based upon our current level of operations, we expect that our cash flow from operations, together with our net proceeds from our initial public offering and the amounts we are able to borrow under our credit facility, will be adequate to meet our anticipated needs for at least the next two years. Although we currently have no specific plans to do so, to the extent we decide to pursue one or more significant strategic acquisitions, we will likely incur additional debt or sell additional equity to finance those acquisitions.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. In addition, we have not entered into any derivative contracts (other than those described below in "—Qualitative and quantitative disclosures about market risk") or any synthetic leases.

CONTRACTUAL OBLIGATIONS

We have no long-term debt, and, as of December 31, 2003, we had the following contractual obligations:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in thousands)
Operating leases(1)	$3,142	$1,551	$1,106	$485	—
Purchase obligations(2)	$1,393	$1,393	—	—	—

(1)
Our obligations under our operating leases consist of payments related to our real estate leases.

(2)
Our purchase obligations consist of $275,000 for the purchase of software and $1.1 million for the repurchase of certain shares of our capital stock. We completed the repurchase of these shares in January 2004.

We intend to spend approximately $45 million to construct a new delivery center in Hyderabad, India and to expand our delivery center in Pune, India. As of December 31, 2003, we did not have any contractual obligations with respect to these proposed expenditures.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

We transact business primarily in U.S. dollars. We are subject, however, to adverse movements in foreign currency exchange rates in those countries where we conduct business. We have historically entered into, and we may enter into in the future, forward foreign currency exchange contracts to hedge certain commitments in Australian dollars. The purpose of this foreign currency hedging activity is to protect us from the risk that the eventual cash flows from sales of third-party software licenses and maintenance contracts to Australian customers will be adversely affected by changes in the exchange rate. We expect to adopt a foreign currency exchange management policy by December 31, 2004. If adopted, this policy would authorize us to hedge our exposure to the Indian rupee to offset the effects of changes in the exchange rate. However, we do not currently hedge any foreign currency exposure to offset the effects of changes in exchange rates.

We do not use derivative financial instruments for speculative trading purposes.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities" which requires the consolidation of variable interest entities (VIEs). VIEs are entities for which control is achieved through means other than voting rights. The consolidation requirements of FIN No. 46 were applicable immediately to all VIEs in which an interest was acquired after January 31, 2003. For VIEs in which an interest was acquired before February 1, 2003, the consolidation requirements of FIN No. 46 are generally effective at the end of 2004. We are not party to any VIE arrangements.

Business

OVERVIEW

We are a global provider of information technology, or IT, services and solutions focused on the financial services industry. We combine technical expertise with deep industry knowledge to offer a broad suite of services, including business process and technology advice, software package selection and integration, application development, maintenance and support, network and system security and specialized services, through our global delivery model. Our three-tier global delivery model combines onsite client relationship teams, senior technical and industry experts at our offsite regional service centers and cost-effective global delivery centers in India. The three tiers of our global delivery model help us to provide our clients with value-enhancing solutions using a seamless, consistent and cost-effective client service approach.

We focus on the financial services industry and provide our services primarily to credit services companies, banking institutions, capital markets firms and insurance companies. In providing our services, we utilize a wide array of technologies to develop customized solutions that address our clients' specific needs. As of September 30, 2004, Household International (and its affiliates within the HSBC Group), Morgan Stanley, CitiFinancial, Development Bank of Singapore and ABN-AMRO were among our top clients.

Our engagements with our top clients typically involve numerous projects and multiple business units within each client and vary in complexity, scope and duration. We seek to expand our client relationships and migrate each client over time from discrete initial engagements to longer-term, recurring projects. For example, over the past several years we have successfully deepened our relationship with our largest client, Household International. For the year ended December 31, 2003 and for the nine months ended September 30, 2004, Household International, which is also our largest stockholder with approximately 14.2% of our common stock after the completion of this offering, and its affiliates within the HSBC Group, accounted for 53.2% and 56.0% of our total revenues. Similarly, we have successfully developed our relationship with our second largest client, Morgan Stanley, which will own approximately 4.7% of our common stock after the completion of this offering, and accounted for 13.0% and 10.3% of our total revenues in the year ended December 31, 2003 and in the nine months ended September 30, 2004. Our five largest clients together accounted for 80.7% of our total revenues in the year ended December 31, 2003 and in the nine months ended September 30, 2004. Over 94.2% of our services revenues for the year ended December 31, 2003 came from clients for whom we provided services in the prior year and over 89.1% of our services revenues in that period came from clients for whom we have provided services in each year since 2000.

We maintain high quality standards for the delivery of our services and the attraction and retention of our employees. In 2003, our cards, lending and business intelligence software engineering practices were assessed at Capability Maturity Model (CMM) Level 5, the highest level certification from the Software Engineering Institute of Carnegie Mellon University. A CMM assessment measures the quality of an organization's management and software engineering practices. We believe that we were one of the first organizations to have been assessed at CMM Level 5 across both our onsite and offsite operations. In addition, we have been ISO 9001-certified each year since 2001. ISO 9001 is an international standard for quality management systems maintained by the International Organization of Standardization. We believe our CMM Level 5 assessment and ISO 9001 certification demonstrate our commitment to measuring and monitoring our clients' expectations and delivering high quality services to meet those expectations, together with an ability to improve over time our productivity and cost efficiency. Our ability to deliver our high quality services to our clients is dependent upon our ability to attract and retain the highest quality employees. From 2001 through 2003, we retained an average of 90% of our employees. As of September 30, 2004, we had 3,638 employees, an increase of 298.9% since December 31, 2000, including 3,206 technical personnel.

We have operated our business since 1989 and are headquartered in suburban Chicago. We have operations and clients around the world, with regional offices located in eight countries and delivery centers in Pune and Hyderabad, India where 2,563 developers were based as of September 30, 2004. We also own a 49.0% interest in SSS Holdings Corporation Limited (SSS), which is based in Liverpool, England and focuses on providing IT services to the securities industry. From 1999 through 2003, our revenues grew from $44.2 million to $107.2 million, representing a compound annual growth rate of 24.8%. Our net income was $11.4 million for the year ended December 31, 2003 and $19.3 million for the nine months ended September 30, 2004. Our share of the earnings of SSS provided us with $2.0 million of equity in earnings of affiliate for the year ended December 31, 2003 and for the nine months ended September 30, 2004.

INDUSTRY BACKGROUND

Current dynamics in global IT

The role of IT has evolved from simply supporting business enterprises to enabling their expansion and transformation. To succeed in today's marketplace, companies must respond rapidly to market trends, create new business models and improve productivity. In this dynamic, competitive environment, decisions with respect to technology have become increasingly important. In addition, multiple technology platforms and an enhanced emphasis on security and back-up facilities have increased the complexity and cost of IT systems, resulting in greater IT-related risks. This increased complexity, cost and risk has created a growing need for specialists with experience in leveraging technology to support business strategy and expansion.

Due to the recent global economic downturn, many companies were forced to reduce their IT budgets and chief information officers placed a greater emphasis on closely managing IT spending. However, industry analysts believe that the long-term growth prospects for the global IT services market are positive. The global IT services market is expected to grow from $578.6 billion in 2003 to $727.8 billion in 2007, representing a compound annual growth rate of 5.9%.

In order to improve their return on investments, IT departments of many companies have placed a greater emphasis on lowering costs and improving performance by accessing the latest technology expertise and accelerating the delivery of new systems and solutions. To accomplish these objectives, many IT departments have shifted all or a portion of their IT development, integration and maintenance requirements to outside IT service providers that provide high quality, timely and cost-effective services. This outsourcing enables companies to eliminate or reduce the large in-house IT staff otherwise required to evaluate, implement and manage IT initiatives, thereby reducing their present and future investment requirements.

Increasing trend towards offshore delivery of IT services

To attain high quality IT services at a lower cost, companies are turning to providers with a global delivery model that combines onsite client teams with offshore delivery centers. IT service providers with offshore delivery capabilities that are able to provide services at a lower cost are now being recognized for the quality of their services, their responsiveness to clients and their on-time delivery capabilities. Requests for proposals from potential clients often require significant detail about offshore delivery capabilities. As a result, a large number of technology and IT services companies have begun to incorporate offshore operations into their own business models.

India has become the preferred source of global IT services. According to a May 2003 survey by Computerworld and InterUnity Group, 38% of the corporate IT managers surveyed said they were outsourcing IT work to India. This is more than six times higher than the second highest ranked country, China, with 6%. A NASSCOM report published in 2003 indicates that the total Indian software and IT-enabled services export value was nearly $10 billion in 2003 and total IT exports were projected to grow to $50 billion by 2008.

There are several key factors contributing to this growth.

  –>
  High quality delivery.    According to DATAQUEST, as of October 2003, 75% of the world's CMM Level 5-assessed organizations have development centers in India.

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  Accelerated delivery.    The utilization of the Indian IT talent pool gives IT service providers the ability to accelerate delivery timetables through round-the-clock execution spanning multiple time zones. For example, IT problems identified late in the day in the United States can be handled by offshore personnel in India and resolved before the start of the next business day in the United States.

  –>
  Significant cost benefits.    According to a McKinsey Global Institute report published in August 2003, U.S. companies could potentially save 65% to 70% in initial costs by utilizing offshore processes primarily due to the difference in wages paid to U.S. employees as compared to their Indian counterparts.

  –>
  Abundant skilled professionals.    India is regarded as having one of the largest pools of English-speaking IT talent in the world. An A.T. Kearney report in 2004 noted that every year, India's educational system graduates two million proficient English speakers with strong technical and quantitative skills.

Utilizing a global delivery model presents a number of challenges to IT service providers. The global implementation of value-added IT services requires providers to continually attract, train and retain highly skilled software development professionals with the advanced technical skills necessary to keep pace with continuing changes in the IT industry, evolving industry standards and changing customer requirements. These skills are necessary to design, develop and deploy high-quality technology solutions in a cost-effective and timely manner. In addition, IT service providers must have the infrastructure and communications capabilities to seamlessly integrate onsite and offsite execution capabilities and deliver consistent solutions worldwide. These IT service providers must also have strong training and employee development capabilities, technology competency centers and long-term relationship development and management skills in order to compete effectively.

The need for IT services in the financial services industry

In the current market environment, the global financial services industry is faced with a number of challenges, including increased regulatory scrutiny, growing competition and ongoing domestic and international consolidation. Many financial institutions are faced with the difficult task of complying with constantly changing regulatory compliance standards, such as the Sarbanes-Oxley Act of 2002. In addition, for many financial institutions customer service has become a key differentiator. As a result, providing rapid access to, and delivery of, real-time information and implementing solutions and processes that minimize system downtime are vital to the success of these financial institutions. However, providing these solutions and processes internally is often more costly and time-consuming than outsourcing these services. Furthermore, given the cyclicality of the financial services industry, companies in the markets we serve often seek to reduce their fixed-cost expenditures. Consequently, companies within the financial services industry are looking externally for solutions that allow them to reduce costs and improve performance.

These key business drivers and specific needs of companies within the financial services industry have contributed to the demand for global IT services. Total global IT services spending within the financial services industry is expected to increase from $123.1 billion in 2003 to $154.3 billion in 2007, representing a compound annual growth rate of 5.8%. The financial services industry is expected to account for 21.2% of total global IT services spending from 2003 to 2007, the highest percentage of any single industry sector.

With the current market dynamics and rising importance of IT services and solutions within the financial services industry, it is important for IT service providers to have industry-specific knowledge and expertise. Many financial services companies are now demanding that external solutions providers have the expertise of their in-house IT staff. As such, the importance of developing IT services solutions that are industry focused and address client needs is rapidly expanding.

OUR COMPETITIVE STRENGTHS

We believe our competitive strengths have allowed us to successfully create a sustainable and scalable global IT services business.

Deep industry expertise

We have developed specialized expertise in the financial services industry, with a specific focus on credit services companies, banking institutions, capital markets firms and insurance companies. Our industry focus has enabled us to acquire a thorough understanding of clients' business issues and applicable technologies, which allows us to deliver services and solutions specifically tailored to each client's needs. We combine our deep knowledge of industry practices and challenges with an understanding of our clients' requirements to provide high quality, timely services. Because we focus on the financial services industry, our teams are able to apply these skills to multiple client projects and rapidly take on new engagements.

Three-tier global delivery model

We serve our clients through our three-tier global delivery model. This approach allows us to provide to each of our clients:

  –>
  a relationship management team at the client's location;

  –>
  an offsite team of technology and industry experts at one of our regional delivery centers; and

  –>
  an application development, maintenance and support team at one of our delivery centers in India.

We believe the processes and technology infrastructure comprising our three-tier global delivery model enable us to effectively integrate our onsite and offsite execution capabilities to deliver seamless, consistent services on a global basis.

The key benefits of our approach include the responsiveness and accessibility of an onsite team, readily available offsite technology and industry experts and the economic leverage of a technical offshore delivery center. Our delivery model is based on an integrated set of ISO 9001-certified and CMM Level 5-assessed processes that are designed to provide effective project management and enable us to maintain flexibility to customize our delivery methods based on clients' unique requirements.

Commitment to attracting, developing and retaining the highest quality employees

We believe we have established a business culture throughout Kanbay that enables us to attract and retain the best available industry talent. Our approach combines a values-based culture, a commitment to ongoing learning and development and excellent economic benefits. For example, in 2003, our IT professionals received an average of 96 hours of classroom and computer-based development training to ensure that we are providing our clients with the most current techniques, approaches and processes.

We have developed a worldwide recruiting network designed to attract high quality talent from universities and companies in the financial services industry. In addition, we maintain a broad range of employee support programs, including relocation assistance, a comprehensive benefits package, career planning and incentive plans. From 2001 to 2003, we retained an average of 90% of our employees. We believe that our high employee retention rate provides tangible benefits to our clients, such as low employee turnover on long-term engagements, retention of knowledge which can be applied to new projects, consistent quality at all of our locations and competent and responsive personnel.

Long-term client relationships

We have long-standing relationships with many large, international companies within the financial services industry. We focus on building enduring relationships with both existing and new clients and strive to achieve close interaction at every level of their organizations. Our ability to successfully deliver consistent, seamless solutions on a global basis combined with our deep knowledge of the financial services industry helps us expand the breadth and scope of our engagements with existing clients. We manage client relationships with our relationship development methodology, which helps migrate our clients over time from discrete initial engagements to longer-term, recurring projects. Each client is assigned a manager who facilitates consistent and open communication through regularly scheduled contact, including client service scorecards and reports and a client-specific engagement plan. We believe that this disciplined approach is an essential element of our success in building and maintaining client relationships. Over 94.2% of our services revenue for the year ended December 31, 2003 came from clients for whom we provided services in the prior year and over 89.1% of our services revenue in that period came from clients for whom we have provided services in each year since 2000.

As an example, our relationship with Household International began in 1990 as a standard vendor relationship with a small number of our employees performing onsite staff augmentation work. By 1995, we had expanded the engagement to approximately 150 employees and began to leverage our offshore capability. The engagement continued to grow, both in the number of employees and the complexity and scope of projects, and we had expanded to approximately 375 employees by 2001. As of December 31, 2003, we had approximately 1,200 employees assigned to engagements with Household International (and its affiliates within the HSBC Group), which generated $57.0 million in revenues in the year ended December 31, 2003. As of September 30, 2004, we had approximately 1,800 employees assigned to engagements with Household International (and its affiliates within the HSBC Group).

Scalable global business model

We believe that the combination of our three-tier global delivery model and our financial services industry focus allows us to quickly deploy project teams to engage new projects and rapidly meet client needs. The professionals at our delivery centers possess diversified skills sets that reflect our organizational capabilities. In addition, our ability to recruit, train and deploy new employees allows us to execute new engagements in a timely and cost-effective manner.

OUR STRATEGY

In order to enhance our position as a global IT services company focused on providing technology solutions to the financial services industry, we focus on the following key elements of our strategy:

Diversify and develop our client base

We intend to develop additional long-term client relationships within the global financial services industry. Our goal is to diversify our client base by obtaining new clients and expanding our existing relationships through additional engagements. We intend to accomplish this diversification by continuing to have our senior management members actively pursue market opportunities and our dedicated sales and marketing teams seek leads, identify potential engagements and educate clients about our services. We have a dedicated new client business development team focused solely on generating engagements with new clients. Shortly after engaging a new client, we implement a relationship development methodology, which is utilized by client managers to migrate our client relationships from initial engagement to deep, longer-term and strategic client relationships. We believe that our balanced business development approach will enable us to continually diversify and develop our client base.

Expand our service offerings and solutions

We seek to expand the services and solutions we offer to the global financial services industry. To achieve this expansion, we have established a disciplined process pursuant to which we analyze market requirements, test initial solution concepts, design and construct solutions and take them to market. We have a dedicated team that is responsible for developing new solutions. This team cooperates with our marketing and sales support group, our industry practice group and our IT professionals to gauge market acceptance, conduct product testing and then implement our solutions for our clients. Our team, often in collaboration with our clients, focuses on emerging trends, new technologies and pervasive business issues confronting companies in the financial services industry. We will continue to build our expertise in emerging technologies by anticipating and responding to client needs.

Deepen our financial services expertise

Our focus on the financial services industry has allowed us to develop a high level of expertise in both the market sectors we serve and the technologies that support them. We maintain in-house training programs to provide employees at all levels with both the relevant industry knowledge and the latest technical skills. In order to broaden our capabilities, we will continue to forge alliances with leading technology software providers on client engagements. For example, we have worked with IBM's software and developer groups to create strategic solutions using their Websphere Commerce and Portal products. This and our other alliances allow us to gain knowledge of emerging technologies in a mutually beneficial and cost-competitive manner. We also intend to pursue selective acquisitions that augment our existing skill sets, industry expertise and client base.

Continue to attract and retain highly skilled IT professionals

We believe that our employees are our most valuable asset. Our goal is to continue to attract, develop, motivate, retain and effectively utilize highly skilled IT professionals. We have a worldwide recruiting network and programs for enhancing employee retention and development, including relocation assistance, a comprehensive benefits package, career planning services and performance-based incentive plans. We believe that our management structure and employee organization maximizes our ability to efficiently expand our professional IT staff in response to client needs.

Enhance our brand visibility

We believe that we are building a premium brand identity in the marketplace. We intend to continue to invest in the development of our brand through efforts such as industry analyst events, sponsorship of and participation in financial services industry conferences, trade shows, community outreach and investor relations. We believe that a strong Kanbay brand will continue to facilitate our growth both in terms of revenue and people and enable us to continue to offer higher value solutions to our clients.

OUR SERVICES

We offer a broad suite of services to companies in the financial services industry that combine our industry expertise and technology capabilities. Our service offerings are fully integrated and include the following:

  –>
  business process and technology advisory services;

  –>
  software package selection and integration;

  –>
  application development, maintenance and support;

  –>
  network and system security; and

  –>
  specialized services.

We do not track, market or sell our services based on these categories and many of our engagements involve aspects of more than one service offering. Although we provide software development services to our clients, we do not develop software for sale or license to our clients or other third parties. The software development services we provide involve software that is owned by our clients, and we provide our services in exchange for a fee. Instead, we have provided the following categorized descriptions of our service offerings for illustrative purposes.

Business process and technology advisory services

We assist our clients by first understanding their business objectives and then informing clients of the options available and recommending the solution that is most appropriate to accomplish their objective in a cost-effective and timely manner. Through our business process and technology advisory services, we deploy our senior consultants and industry and technical experts to advise clients about how to best address business challenges and achieve objectives through the appropriate use of technology. Our consultants and experts offer industry perspectives and best practices in order to assist our clients with defining, optimizing and aligning their business objectives and IT initiatives.

Software package selection and integration

We assist our clients in the selection and integration of software packages developed by third party vendors. Our employees have expertise in various software packages spanning our target sectors within the financial services industry, including electronic notification software for the banking industry, real-time credit card transaction processing applications, application and payment processing solutions for insurance companies and portfolio accounting applications for investment management firms.

Our integration teams focus on building reusable components, solutions and frameworks for the software products that we support. Examples of our integration services include:

  –>
  software development and maintenance for both product vendors and end-user clients;

  –>
  client-specific enhancements to third party software;

  –>
  enterprise-wide integration of existing applications; and

  –>
  implementation of software packages.

Application development, maintenance and support

We provide application development, maintenance and support services for our clients' technology platforms, from web servers to legacy mainframes. Our application development capabilities span the software development life cycle, including defining software requirements, writing software programs and designing, prototyping, building, integrating, producing and implementing custom applications.

Typical projects include:

  –>
  developing and customizing applications to meet our clients' specific needs;

  –>
  integrating new systems or reengineering legacy systems;

  –>
  performing updates to regulatory compliance systems;

  –>
  maintaining and enhancing critical applications;

  –>
  increasing performance of legacy applications; and

  –>
  web-enabling systems for increased accessibility and usability.

Our maintenance and support services provide round-the-clock assistance for our clients' software applications. The services we offer to support these applications include fixing production errors, supporting inbound calls for application assistance, performing periodic version upgrades and regulatory compliance updates and providing application enhancements. These services are designed to provide clients with stable and predictable software systems, reduce or eliminate down-time, seamlessly integrate applications and add functionality to accommodate new business processes and assure regulatory compliance.

Network and system security

Our network and system security services include consulting on internet security assessment and strategy, developing internet security solutions and reviewing and monitoring internet security on an ongoing basis. In addition, we implement network and system security solutions such as identity authentication, encryption, firewalls, intrusion detection, anti-virus shields, virtual private networks, content management, application traffic management and biometrics. We have entered into reseller agreements with certain network and system security software vendors to license and support their software products.

Specialized services

We continually look for additional opportunities to provide solutions to our clients through certain specialized services. These specialized service offerings include:

  –>
  Business intelligence.    Our business intelligence services utilize our tools and third party software to enable our clients to discover trends in their internal business or customer data and compare those trends to market data. For example, we provide to certain credit card issuers a tool that enables them to develop a comprehensive profile of their credit card customers by organizing and recording such data as demographic information, browsing behavior and purchase history. This tool helps these clients measure customer attrition rates, customer profitability and certain other factors.

  –>
  Application management outsourcing.    We recently formed our majority-owned subsidiary, Kanbay Managed Solutions, Inc., to pursue application management outsourcing (AMO) opportunities. Through our AMO services, we assume the management of selected business software applications. Our AMO solutions are tailored according to our clients' needs and specifications and may include employing clients' existing application support employees, transitioning to new applications, transforming legacy applications and executing longer-term service level agreements.

  –>
  Application testing and validation.    Our application testing and validation services offer a unique pay-per-use model that enables clients to minimize costs by paying for these services as needed instead of employing a full-time in-house IT staff. Our experience with a wide range of testing and validation tools, when combined with our focus on the financial services industry, provide clients high quality and rigorous testing and validation solutions.

OUR CLIENTS

We provide our services to companies in the financial services industry with a particular focus on credit services companies, banking institutions, capital markets firms and insurance companies.

Credit services

We serve various credit services companies, including bank card and retail (private label) card issuers, payment processors and technology vendors. We have long-standing relationships with credit services companies around the world, such as Household International, CitiFinancial, Development Bank of Singapore and HDFC Bank. We deliver our services to clients in the United States, the United Kingdom, Europe, Asia, Australia and the Caribbean.

We provide our services to these clients to help them accomplish various objectives, including:

  –>
  improving their ability to process new and existing accounts;

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  collecting delinquent accounts;

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  organizing demographic information and customer purchasing history for marketing to new accounts;

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  enhancing their customer service capabilities; and

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  streamlining their processes for credit approval and financial authorization.

For example, we were engaged by a large retail credit card issuer with approximately 1,800,000 customers that had decided to replace its existing credit card processing application in order to achieve additional functionality and ease of support. After several failed attempts to install the new software it had selected, our client was considering abandoning its proposed software upgrade. We were initially engaged by the client to analyze the viability of the new software and provide a roadmap for its implementation. Upon receipt of our analysis and roadmap, the client engaged us to customize and implement the software, which we accomplished in a twelve-month period by utilizing our proprietary methodology and implementing the new, customized software as a turnkey solution.

Banking institutions

The banking institutions we serve include multi-national commercial and retail banks and consumer finance companies around the world. These institutions include such market leaders as Household International (and its affiliates within the HSBC Group), CitiFinancial, ABN-AMRO, American General Finance (an affiliate of AIG) and Maybank (Bank of Malaysia). We deliver our services to clients in the United States, Asia, Australia and the Caribbean.

Our solutions help these institutions:

  –>
  enhance their product offerings by decreasing loan approval times and providing easier access to product information;

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  add new functions to existing systems to meet governmental regulatory and compliance requirements;

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  lower costs by decreasing system processing times and creating more efficient processes; and

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  increase customer satisfaction by providing easy access to account information.

For example, a Fortune 200 client in the global banking and consumer finance industry needed to link several disparate loan application systems to a unified approval system that provided real-time approvals or rejections to over 5,000 auto dealers. We believe we were engaged because of our integration experience and the flexibility and cost-effectiveness of our three-tier global delivery model. We developed a customized web-based solution that leveraged IBM's Websphere suite, provided a single portal to connect the client's loan approval systems and third-party credit bureaus and employed standardized technologies to accommodate the disparate software platforms used by the various auto dealers.

Capital markets firms

We serve various capital markets firms, including asset management institutions, securities brokerage firms, private wealth management firms, investment banking institutions, securities exchanges and hedge funds. These clients include such market leaders as Morgan Stanley and SunGard Investment Management Systems. We deliver our services to clients in North America and Europe.

Our services to these clients enhance their ability to:

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  match clients with relevant market research and trading opportunities;

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  track employee performance against sales targets;

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  enable their customers to utilize extranet sites to view reports generated from multiple internal systems;

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  increase fund accountant productivity; and

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  improve access to portfolio accounting data.

For example, we were engaged by an investment bank to implement and integrate a commercial software package that managed the transaction approval process for its fixed-income group. We believe we were selected because of our specific knowledge of the client's business operations, technical expertise and experience with the software package. The solution we implemented seamlessly integrated the new software into the client's existing software platform and operations. In addition, we conducted various training programs for the client's employees on how to properly utilize the new solution, which enabled the client to abandon its manual, paper-based process in favor of our more efficient, web-based solution. Our solution is also capable of tracking proposals to ensure compliance with both the client's internal standards and applicable government regulations.

Insurance companies

The insurance companies we serve include life, property and casualty, health, commercial and supplemental life insurance companies. These clients include such companies as Sun Life Financial, Winterhur Life, Advocate Health and The Regence Group (an affiliate of Blue Cross and Blue Shield). We provide our services to clients in the United States and Asia.

We design, develop and implement solutions for our insurance clients that:

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  enable rapid entry into new geographic markets by reducing programming hours;

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  provide insurance agents and policyholders easy access to policy information via the web;

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  reduce the cost of ensuring state-by-state regulatory compliance by leveraging our global delivery model;

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  simplify and automate policyholder billing and payment processes, reducing customer inquiries and needed support staff; and

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  reduce testing costs by creating a comprehensive testing environment for both initial deployment and ongoing system testing.

For example, we were engaged by an insurance company that needed to design and implement a comprehensive billing system to process multiple and frequent billing transactions, such as installment payments and refunds, in compliance with differing regulations and standards that varied depending on which of its business units was involved and the state of residence of the insurance company's customer. We believe we were selected because of our knowledge of the insurance industry and our technical experience with large, complex integrated systems. Our solution provided a comprehensive, web-based application that utilized various technologies, which we integrated with the client's other systems on time and within budget.

For information regarding our revenues by geographic area, please see note 15 to our audited consolidated financial statements.

OUR GLOBAL DELIVERY MODEL

We believe that our three-tier global delivery model is a significant competitive strength for us because it provides the following benefits to our clients:

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  responsiveness and accessibility of a relationship team at the client's location;

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  readily available offsite senior technical and industry experts;

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  economic leverage of a technical global delivery center;

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  the ability to accelerate delivery timetables by simultaneously processing project components at different locations;

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  round-the-clock execution capability spanning multiple time zones;

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  access to a large pool of highly skilled and experienced IT professionals;

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  physical and operational separation of client projects to provide enhanced security; and

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  a knowledge management solution that enables us to leverage our global financial services industry expertise.

The objective of our three-tier global delivery model is to effectively integrate our onsite and offsite execution capabilities to deliver seamless, consistent services on a global basis. For most engagements, a multi-site team of our employees is assembled that includes a relationship management team at the client's location, offsite senior technical and industry experts at one of our regional service centers and an application development, maintenance and support team at one of our delivery centers in India. The client's system is then connected to our system to enable simultaneous processing of project components by our onsite and offsite personnel. Our onsite and offsite project managers have joint accountability for each project.

Our regional service centers are typically located in the client's region to offer technical and industry expertise and timely responses. Our delivery centers in Pune and Hyderabad, India offer technology and industry expertise in addition to cost-effective delivery. We intend to expand our facilities in Pune,

India and to commence construction of a new facility in Hyderabad, India to replace the delivery center that we currently lease.

Our quality control programs and processes are designed to proactively identify and effectively resolve potential problems. Our programs and processes are CMM Level 5-assessed on a global basis. In addition, we have been ISO 9001-certified each year since 2001. Our quality control employees track relevant metrics to ensure adherence to our processes, conduct periodic internal quality audits of our projects to facilitate project level defect prevention and perform various process improvement activities.

Our significant investment in our communications infrastructure is designed to provide uninterrupted service to our clients. Our communications infrastructure is composed of redundant high-speed optical fiber, backup satellite links and multiple path routing between our delivery centers in India and our clients' facilities. Our delivery centers in India rely on high-speed fiber optic intra-company connectivity and an on-premises satellite earth station for redundancy. In addition, our proprietary software tools provide our clients real-time access to global project status reports and a searchable central repository for project documents. These tools also enable us to monitor and synchronize different versions of software development projects being worked on in multiple centers and minimize management overhead costs.

GLOBAL BUSINESS DEVELOPMENT

We market our services through our global business development group, which is divided into the following groups:

  –>
  marketing and sales support;

  –>
  new client business development;

  –>
  industry practice group and alliance management leaders; and

  –>
  client account managers supported by our relationship practices group.

Our sales approach emphasizes our combination of deep knowledge of the financial services industry, technical expertise and reliable delivery of cost-effective solutions. The goals of our sales approach include increasing the average order amount, decreasing the length of the sales cycle, developing new and innovative business solutions and expanding our relationships with existing clients to achieve close interaction at every level of their organizations.

As of September 30, 2004, we had 22 marketing and sales support employees, 14 new client business development employees, four industry practice leaders, one alliance management leader and 26 client account managers. Our relationship practices group, which supports our client account managers, had five members.

Marketing and sales support

Our marketing and sales support group is primarily responsible for generating meetings with prospective clients through sales calls, membership in industry associations, attendance at trade shows and participation in industry conferences and events. Our marketing and sales support group also maintains contact with industry analysts and experts, conducts semi-annual client satisfaction surveys and tracks competitor and industry information and news. These efforts allow us to stay abreast of trends in the financial services industry.

The marketing and sales support group also maintains a prospective client database, which is updated and utilized throughout the sales cycle from qualification of a prospective client to the execution of a negotiated contract. This group also pre-qualifies sales opportunities to increase the efficiency of the new client business development group.

New client business development

Our new client business development group consists of experienced sales professionals responsible for initiating relationships and closing engagements with the prospective clients identified by our marketing and sales support group. This group utilizes industry and IT expertise to:

  –>
  develop and execute target account penetration strategies;

  –>
  determine the scope, delivery schedule and strategy for proposed engagements;

  –>
  develop pricing estimates for proposed client engagements; and

  –>
  finalize sales proposals and assist in the negotiation and closing of new client engagements.

The new client business development representatives work with our IT professionals to define the scope, deliverables, assumptions and execution strategies for a proposed project and to build project estimates, prepare pricing and margin analysis and finalize the sale proposal.

Industry practice group and alliance management leaders

Our industry practice group and alliance management leaders interact with the other parts of our global business development group. Industry practice group leaders cooperate with our marketing and sales support group to develop new solutions based on trends in the financial services industry and provide the training and expertise necessary to enable our IT professionals to deliver new solutions. Industry practice group leaders are also involved with expanding existing relationships and assuring client satisfaction.

Our alliance management leader establishes relationships with complementary IT service firms, software manufacturers and computer hardware manufacturers to generate referral business. Our alliances range from short-term tactical relationships focused on specific engagements to long-term strategic relationships.

Client account managers

After the new client business development group successfully closes an engagement with a new client, a client account manager is assigned to the client. Client account managers are primarily responsible for expanding existing relationships and assuring client satisfaction. They also develop a strong understanding of our clients' business models and needs. Client account managers work with industry practice groups to identify potential new business opportunities, based on their assessment of the client and trends in the financial services industry.

Our client account managers are supported by our relationship practices group. This group consists of representatives that are responsible for maintaining our relationships with our larger, more complex clients, including Household International, which is our largest client. The relationship practices group shares its client relationship management expertise with our client account managers so they can expand the breadth and depth of our business relationships with existing clients from the initial stages where we are viewed by the client as one of many IT services vendors to a more advanced stage where the client views us as a trusted advisor that is an integral part of its business.

SSS HOLDINGS CORPORATION LIMITED

As of September 30, 2004, we held 49.0% of the ownership interest in SSS Holdings Corporation Limited (SSS), which we originally acquired in November 2000 in exchange for 2,086,697 shares of our common stock valued at approximately $15.9 million. SSS is a Liverpool, England based IT services firm focused primarily on providing software maintenance and development and business process outsourcing services to U.K. securities firms. We do not control the business, operations or dividend policy of SSS. For the year ended December 31, 2003, SSS had revenues of £33.5 million, or approximately $54.7 million, and our share of the earnings of SSS provided us with $2.0 million of equity in earnings of affiliate.

INTELLECTUAL PROPERTY

We do not rely on patents and do not believe that patents are important to our business. We rely upon a combination of trade secrets and nondisclosure and other contractual arrangements to protect our intellectual property rights and proprietary methodologies. It is our policy to enter into confidentiality agreements with our employees and consultants, and we generally control access to and distribution of our proprietary information. We pursue the registration of certain of our trademarks and service marks in the United States and other countries. We have registered "Kanbay" and our logo in the United States, New Zealand, Japan, the European Community, China and Australia.

We generally implement safeguards designed to protect our clients' intellectual property in accordance with our clients' needs and specifications. Compliance with these safeguards is the responsibility of our management and is generally monitored by our clients through inspections or audits. The safeguards we implement may include some or all of the following:

  –>
  segregation of the work area at our global delivery centers dedicated to a particular client from the work areas dedicated to other clients;

  –>
  limited, secure-access to a client's server room, with regular monitoring of entries and exits;

  –>
  separate, encrypted communication links between our global developers and the client's network;

  –>
  custom configuration of computers used for the client's project to include only the hardware and software specified by the client; and

  –>
  training programs to ensure that our employees are aware of, and sensitive to, the client's confidentiality needs.

COMPETITION

We believe that the principal competitive factors in our business include the ability to:

  –>
  strategically execute engagements to deliver value-added and reliable solutions to our clients;

  –>
  utilize industry and technical expertise to enable our clients to achieve their business objectives;

  –>
  attract, train and retain high quality IT and industry professionals;

  –>
  maintain financial strength to support investment in personnel and global infrastructure;

  –>
  complete projects on time and within budget; and

  –>
  offer cost-effective pricing of services.

We believe that we compete effectively on all of these factors.

The global IT service providers with whom we compete fall into three broad categories: offshore IT service providers, large consulting and other professional service firms and in-house IT departments of large corporations. Some of our competitors have significant resources and financial capabilities combined with much larger numbers of IT professionals. As a result, these competitors may be better positioned to use significant economic incentives to secure contracts with our existing and prospective clients. These competitors may also be better able to compete for skilled professionals by offering them more attractive compensation or other incentives.

Offshore IT service providers generally have some sales presence and software consultants working in North America or Europe, but execute most of their work offshore. In India alone, there are many offshore IT service providers, with a few top companies firmly established in the global market. The offshore IT service providers with whom we primarily compete include Cognizant Technology Solutions, Infosys Technologies and Wipro.

We also compete with large multinational IT service providers such as Accenture, BearingPoint, Cap Gemini and Deloitte & Touche, many of which have established global delivery centers in such countries as India and China to leverage the cost benefits of global delivery.

We believe that we are well positioned against competition because we are one of the few companies that cater primarily to the financial services industry. Through our global delivery model, we combine our onsite and offsite capabilities to balance cost and customer proximity. Many offshore service providers have business operations primarily in India, which allows them to offer lower-cost services, but their lack of onsite and offsite regional capabilities causes them to sacrifice customer proximity. On the other hand, most multi-national service providers have extensive onsite client management capabilities, but these capabilities generally include large overhead costs which increase the cost of their services. We have a strong presence in the U.S., which we believe enables us to couple proximity to customers with a strong and cost-effective global delivery and support function.

EMPLOYEES

As of September 30, 2004, we had 3,638 full-time employees. In North America, we have a total of 670 employees, including 548 IT professionals and 122 sales, marketing and administrative personnel. We have one office in the United Kingdom, with a total of 30 employees. In the Asia-Pacific region, we operate from three offices in Australia and one each in Hong Kong, Singapore and Japan, with a total of 109 employees. Our India staff works from our delivery centers in Pune and Hyderabad with a total of 2,829 employees, including 2,563 IT professionals and 266 finance, recruiting, staffing, facility management and administrative personnel.

Our future performance depends, in large part, upon our ability to attract new personnel and retain existing personnel in key areas, including consulting, project management and sales. Competition for personnel is intense, and we cannot be sure that we will be successful in attracting or retaining personnel in the future. We have never had a work stoppage and no employees are represented under collective bargaining agreements.

PROPERTIES

Our principal executive offices are located in suburban Chicago, Illinois. Our delivery center in Pune, India consists of four buildings and houses an onsite satellite earth station, dedicated communication links to clients and a technology learning training center. We own one of the buildings in Pune and lease the other three. We currently lease our delivery center in Hyderabad, India. We have multiple leases for our facilities in Pune and Hyderabad. The terms of these leases vary and have expiration dates ranging from December 2004 to July 2007.

In August 2004, we entered into an agreement to acquire the real estate for our new delivery center in Hyderabad, India from an Indian governmental entity. At this time, we are not required to make payment to the seller for the real estate. Under the terms of the agreement, we must invest $11 million in our Hyderabad delivery center and employ at least 3,000 persons at the center in order to acquire title to the real estate. We are only required to make payment to the seller to the extent we employ fewer than 3,000 persons by August 2011. The amount we will be required to pay, if any, will be in direct proportion to $968,000 based on the number of employees at August 2011 if less than 3,000. We will, however, provide a bank guarantee of approximately $968,000 toward the purchase price for the real estate. The bank guarantee will be revised in 2006, and each year thereafter, based upon the number of employees actually employed at the new delivery center in proportion to our commitment to hire at least 3,000 employees at the new delivery center.

We conduct our business from the following properties:

Location	Use	Leased or Owned

North America
Rosemont, Illinois	Corporate Headquarters	Leased
New York, New York	Business Development	Leased
Encino, California	Business Development	Leased
Toronto, Ontario, Canada	Business Development	Leased
St. Louis, Missouri	Business/Software Development	Leased
International
Pune, India	Software Development	Owned
Pune, India	Software Development	Leased
Pune, India	Software Development	Leased
Pune, India	Software Development	Leased
Hyderabad, India	Software Development	Leased
Brisbane, Australia	Business Development	Leased
Melbourne, Australia	Business Development	Leased
St. Leonards, Australia	Business Development	Leased
Hong Kong	Business/Software Development	Leased
Tokyo, Japan	Business Development	Leased
Singapore	Business Development	Leased
Cambridge, United Kingdom	Support Functions	Leased

LEGAL PROCEEDINGS

We are not a party to any litigation or other legal proceedings that we believe would have a material adverse effect on our business or financial condition.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information concerning each of our executive officers and directors:

Name	Age	Position(s)

Raymond J. Spencer(1)	54	Chairman and Chief Executive Officer
William F. Weissman	46	Vice President and Chief Financial Officer
Jean A. Cholka	46	Vice President—Global Client Management
Cyprian D'Souza	49	Chief People Officer and Director
Shrihari Gokhale	41	Vice President—Global Services Delivery
Mark L. Gordon(1)(2)	53	Director
Donald R. Caldwell(1)(3)(4)	58	Director
Kenneth M. Harvey(2)(4)	44	Director
B. Douglas Morriss(2)(3)	41	Director
Michael E. Mikolajczyk(3)(4)	53	Director

(1)
Member of our executive committee.

(2)
Member of our nominating and corporate governance committee.

(3)
Member of our audit committee.

(4)
Member of our compensation committee.

Raymond J. Spencer, one of our founders and our first employee, has served as Chairman and Chief Executive Officer, or an equivalent position, since our inception. From 1970 to 1989, Mr. Spencer was employed by the Institute of Cultural Affairs (ICA), a not-for-profit development organization. At ICA, Mr. Spencer was the country head for India from 1970 to 1976 and was later involved in worldwide fundraising, government relations and investment operations. From 1984 to 1989, Mr. Spencer served as Chairman of Lens International, Inc., a management consulting firm. Mr. Spencer is a director of Scan Web Biomedical, Inc. In 2001 and 2002, we provided certain services to Scan Web. See "Certain transactions" for additional information.

William F. Weissman joined us in 1995 as Vice President and Chief Financial Officer and has been responsible for our finance, legal and administration functions since 2000. Mr. Weissman held similar senior positions in, and served as a Manager of, Kanbay LLC (our immediate predecessor company) from December 1997 to August 2000.

Jean A. Cholka joined us in January 1999 as Vice President—Human Resources and served as Vice President—Delivery from October 2000 to April 2001 and President—Kanbay North America from April 2001 to January 2003. Since January 2003, Ms. Cholka has served as Vice President—Global Client Management.

Cyprian D'Souza has been a director since August 1995 and has served as Chief People Officer since October 1995.

Shrihari Gokhale joined us in February 2001 and since that time has served as Vice President—Global Services Delivery. Prior to joining us, Mr. Gokhale was employed by Scient (formerly iXL) as Director—Strategy Practice for Boston from January 2000 to February 2001 and Accenture (formerly Andersen Consulting) as Senior Manager—Strategy Services from August 1997 to January 2000.

Mark L. Gordon has been a director since August 1998. Mr. Gordon is an attorney with the law firm of Gordon & Glickson LLC where he has been a member or an equivalent position since August 1979 and currently serves as its Chairman. Mr. Gordon currently serves on the boards of directors of DiamondCluster International, Inc., The Rehabilitation Institute of Chicago and the Medical Research Institute Council of Chicago's Children's Memorial Hospital.

Donald R. Caldwell has been a director since August 1998. Mr. Caldwell was elected by our former preferred stockholders pursuant to our certificate of incorporation in effect prior to its recent amendment and restatement in connection with the initial public offering of shares of our common stock. Since April 1999, Mr. Caldwell has been Chairman and Chief Executive Officer of Cross Atlantic Capital Partners Inc., which manages three venture capital funds, including The Co-Investment 2000 Fund, L.P., and Cross Atlantic Technology Fund II, L.P., which are both investors in Kanbay. From February 1996 to March 1999, Mr. Caldwell was President and Chief Operating Officer of Safeguard Scientifics, Inc. Mr. Caldwell currently serves on the boards of directors of DiamondCluster International, Inc., Quaker Chemical Corporation, Haverford Trust Company, MDL Capital Management Inc., Brainspark plc, Mobile Cohesion Limited, Pennsylvania Academy of the Fine Arts, Arts & Business Council of Greater Philadelphia, Greater Philadelphia Tourism Marketing Corporation and the Committee for Economic Development.

Kenneth M. Harvey has been a director since September 2000. Mr. Harvey has been elected pursuant to voting rights granted to Household Investment Funding, Inc., an affiliate of Household International, under our Second Amended and Restated Stockholders' Agreement, as amended. Mr. Harvey was appointed Group Chief Information Officer of HSBC Holdings plc, the ultimate parent company of Household International, on October 31, 2003. Mr. Harvey served as Group Executive—Chief Information Officer of Household International from July 2002 to October 31, 2003 and as Managing Director—Chief Information Officer of Household International from 1999 to July 2002.

B. Douglas Morriss has been a director since December 2003. Since January 1999, Mr. Morriss has served as Chairman and Chief Executive Officer of Morriss Holdings Inc., a family holding company, and several other private investments and family controlled private equity holdings. Mr. Morriss is the Manager of each of Kanbay Acquisition, L.L.C. and Kanbay Investment, L.L.C., which are both investors in Kanbay. In addition, Mr. Morriss is Chairman of Acartha Group and a general partner of both Hela Capital Partners, Gryphon Investments I and II and the various funds that these companies manage. From 1998 to 2000, Mr. Morriss was the managing member of MIC Aircraft, LLC, an entity involved in aircraft operations. He was replaced as managing member in 2000. Within two years following Mr. Morriss' departure, MIC Aircraft, LLC filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. Mr. Morriss serves on the boards of directors of Lobue Holdings, Inc., Multiplus Finance S.A., Plus Funds Group, X.Eye, Inc., UGO Networks, Eskye, Inc., Cirqit Corp. and Campus Door. Mr. Morriss is also a director of LoBue Associates, Inc. In 2004, LoBue Associates provided certain services to us. See "Certain Transactions" for additional information.

Michael E. Mikolajczyk has been a director since March 2004. Mr. Mikolajczyk was elected by our former preferred stockholders pursuant to our certificate of incorporation in effect prior to its recent amendment and restatement in connection with the initial public offering of shares of our common stock. From April 1994 until July 1998, Mr. Mikolajczyk served as Senior Vice President, Chief Financial and Administrative Officer of DiamondCluster International, Inc. From July 1998 until April 2000, Mr. Mikolajczyk served as President of DiamondCluster. In July 1999, he became Secretary and from April 1, 2000 until his departure in August 2001 he also served as vice chairman of DiamondCluster. Since his departure from DiamondCluster, Mr. Mikolajczyk has been an independent consultant. Prior to that time, Mr. Mikolajczyk held several senior financial and corporate development positions at MCI Telecommunications Corporation. Mr. Mikolajczyk co-founded DiamondCluster in April 1994 and has served as a member of its board of directors since then.

BOARD OF DIRECTORS

Our board of directors consists of seven directors. Our certificate of incorporation provides for a classified board of directors consisting of three classes of the same or nearly the same number. Upon the expiration of the term of each class of directors, directors of that class may be re-elected for a three-year term at the annual meeting of stockholders in the year in which their term expires.

  –>
  Messrs. D'Souza and Morriss will serve in the class with a term that expires on the date of the annual meeting of stockholders to be held in 2005.

  –>
  Messrs. Gordon, Mikolajczyk and Spencer will serve in the class with a term that expires on the date of the annual meeting of stockholders to be held in 2006.

  –>
  Messrs. Caldwell and Harvey will serve in the class with a term that expires on the date of the annual meeting of stockholders to be held in 2007.

COMMITTEES OF THE BOARD OF DIRECTORS

Our board of directors includes four committees: an audit committee, compensation committee, executive committee and nominating and corporate governance committee.

Audit committee

Our audit committee consists of Messrs. Caldwell, Mikolajczyk and Morriss. Mr. Mikolajczyk serves as the chairman of our audit committee. The audit committee oversees our financial reporting processes and reviews and recommends to the board internal accounting and financial controls, internal audit procedures and accounting principles and auditing practices to be employed in the preparation and review of our financial statements. The audit committee makes recommendations to the board concerning the engagement of public accountants to audit our annual financial statements and the scope of and plans for the audit to be undertaken by such accountants. The audit committee pre-approves all audit services and permissible non-audit services to be performed by such accountants and may take appropriate actions to ensure the independence of such accountants. The audit committee is also responsible for approving all related party transactions. Our board of directors has determined that each member of our audit committee meets the independence requirements under the Sarbanes-Oxley Act of 2002, The Nasdaq Stock Market, Inc. and the rules and regulations of the Securities and Exchange Commission (the SEC). Mr. Mikolajczyk is our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002.

Compensation committee

Our compensation committee consists of Messrs. Caldwell, Harvey and Mikolajczyk. Mr. Caldwell serves as the chairman of our compensation committee. The compensation committee reviews and recommends to the board policies, practices and procedures relating to the compensation of our chief executive officer, senior management team and directors and the establishment and administration of any new incentive compensation plans. The compensation committee has authority to administer our stock option plan, stock incentive plan and stock purchase plan and make policy recommendations from time to time with respect to our benefit plans. Our board of directors has determined that Messrs. Caldwell and Mikolajczyk meet the independence requirements under the Sarbanes-Oxley Act of 2002, The Nasdaq Stock Market, Inc. and the rules and regulations of the SEC. In addition, each of Mr. Caldwell and Mr. Mikolajczyk is an "outside director," as that term is defined in Section 162(m) of the Internal Revenue Code, and is a "non-employee" director within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934.

Executive committee

Our executive committee consists of Messrs. Caldwell, Gordon and Spencer. Mr. Spencer serves as the chairman of our executive committee. The executive committee has the power to manage our business and affairs to the extent delegated to it by the board of directors, including, but not limited to:

  –>
  borrowing money and issuing bonds, notes and other obligations and evidences of indebtedness;

  –>
  determining questions of general policy with regard to our business;

  –>
  making recommendations as to the declaration of dividends;

  –>
  investing our funds in the purchase, acquisition, selling and disposing of stocks, bonds and other securities;

  –>
  appointing agents; and

  –>
  supervising our financial affairs.

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Messrs. Gordon, Harvey and Morriss. Mr. Gordon serves as the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors with its responsibilities regarding:

  –>
  the identification of individuals qualified to become board members;

  –>
  the selection of the director nominees for the next annual meeting of stockholders;

  –>
  the selection of director candidates to fill any vacancies on the board of directors;

  –>
  the performance, composition, duties and responsibilities of the board and the committees of the board;

  –>
  succession planning for the chief executive officer; and

  –>
  the operation of the board with respect to corporate governance matters.

Our board of directors has determined that Messrs. Gordon and Morriss meet the independence requirements under the Sarbanes-Oxley Act of 2002, The Nasdaq Stock Market, Inc. and the rules and regulations of the SEC.

DIRECTOR COMPENSATION

Each of our non-employee directors who chairs a committee receives an annual retainer of $15,000, and each of our other non-employee directors receives an annual retainer of $10,000.

Each non-employee director receives a fee of $2,000 for each board meeting attended. Each non-employee director also receives a $500 fee for attending a committee meeting by telephone when such meeting lasts less than four hours. In addition, each non-employee director who attends a committee meeting in person or participates via telephone in a meeting that lasts for over four hours receives a fee of $1,000. However, if a non-employee director attends a committee meeting that occurs on the same day as a board meeting, or attends two or more committee meetings in person on the same day, then the director receives a fee of $500 for each additional meeting or meetings attended. Non-employee directors are reimbursed for their expenses incurred in attending meetings.

Each non-employee director received options to purchase 37,254 shares of common stock upon the closing of the initial public offering of shares of our common stock. Beginning in 2005, each non-employee director will receive options to purchase 9,314 shares of common stock each year through the remainder of his or her term. Each year, each non-employee director may also receive discretionary options to purchase shares of common stock based on our performance. All options granted to non-employee directors will be granted with an exercise price equal to the fair market value of the common stock on the date of the grant and will generally vest in equal installments over three years as long as the non-employee director's service continues.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the fiscal year ended December 31, 2003, the compensation committee was composed of Messrs. Caldwell, Gordon and Scott R. Graflund. None of Messrs. Caldwell, Gordon or Graflund serves, or has at any time served, as an officer or employee of us or any of our subsidiaries. None of our executive officers has served as a member of the compensation committee, or other committee serving an equivalent function, of any other entity, one of whose executive officers served as a member of our compensation committee.

Kenneth M. Harvey, one of the members of our compensation committee, is Group Chief Information Officer for HSBC Holdings plc, the ultimate parent company of Household International. During 2003, Household International (and its affiliates within the HSBC Group) made payments to us and our subsidiaries for services representing approximately 53.2% of our revenues for 2003. As of September 30, 2004, our accounts receivable from Household International (and its affiliates within the HSBC Group) represented approximately 34.0% of our net accounts receivable as of such date. Under the consulting agreement with Household International, we perform a broad range of information systems services for various business units within the HSBC Group. We have agreed, and may in the future agree, to charge discounted rates for certain engagements under this agreement. These discounts have historically varied based on the type and size of our engagements. For example, we have discounted, and may in the future discount, our rates on larger engagements as compared to comparable engagements of a smaller size. We believe that the rates, terms and provisions contained in this agreement are comparable to those that we could have obtained through negotiations with an unrelated party.

Scott R. Graflund, who was a member of our compensation committee in 2003, was a Managing Director of Morgan Stanley & Co. Incorporated. During 2003, Morgan Stanley and its affiliates made payments to us and our subsidiaries for services representing approximately 13.0% of our revenues for 2003. As of September 30, 2004, our accounts receivable from Morgan Stanley represented approximately 16.8% of our net accounts receivable as of such date. Under the consulting agreement with Morgan Stanley, we perform systems analysis and design, computer programming and other consulting services. We have agreed, and may in the future agree, to charge discounted rates for certain engagements under this agreement. These discounts have historically varied based on the type and size of our engagements. For example, we have discounted, and may in the future discount, our rates on larger engagements as compared to comparable engagements of a smaller size. We believe that the rates, terms and provisions contained in this agreement are comparable to those that we could have obtained through negotiations with an unrelated party.

LIMITATION ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our certificate of incorporation limits or eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duties, except liability for any of the following acts:

  –>
  breach of a director's duty of loyalty to us or our stockholders;

  –>
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  –>
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  –>
  any transaction from which a director derived an improper personal benefit.

Our bylaws also provide that:

  –>
  we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law;

  –>
  we may advance expenses to our directors, officers, employees and other agents in connection with a legal proceeding to the fullest extent permitted by Delaware law; and

  –>
  the rights provided in our bylaws are not exclusive.

Our bylaws also permit us to purchase and maintain insurance on behalf of any director, officer, employee or other agent for any liability arising out of his or her actions in connection with his or her service to us.

We have entered into separate indemnification agreements with each of our directors and officers and certain of our employees. These indemnification agreements may require us, among other things, to indemnify our directors and officers and certain of our employees for related expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director, officer or employee in any action or proceeding arising out of his or her service as one of our directors, officers or employees or any of our subsidiaries. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors, officers and employees. We also maintain directors' and officers' liability insurance. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

EXECUTIVE COMPENSATION

The following table sets forth information regarding the compensation of our chief executive officer and each of our other four most highly-compensated executive officers, referred to in this prospectus as the named executive officers, for the year ended December 31, 2003.

Summary compensation table

	Annual compensation
			All other compensation ($)
Name and principal position	Salary ($)	Bonus ($)

Raymond J. Spencer Chairman and Chief Executive Officer	425,000	212,500	15,070	(1)
William F. Weissman Vice President and Chief Financial Officer	206,000	103,000	5,073	(2)
Jean A. Cholka Vice President—Global Client Management	225,000	90,000	4,940	(3)
Cyprian D'Souza Chief People Officer	218,000	109,000	—
Shrihari Gokhale Vice President—Global Services Delivery	206,000	103,000	—

(1)
Consists of the payment of life insurance premiums of $348, supplemental life insurance premiums of $9,922 and matching 401(k) contributions of $4,800.

(2)
Consists of the payment of life insurance premiums of $348 and matching 401(k) contributions of $4,725.

(3)
Consists of the payment of life insurance premiums of $348 and matching 401(k) contributions of $4,592.

Option grants in 2003

We did not grant any options to our named executive officers during 2003.

Aggregate option exercises in last fiscal year and fiscal year-end option values

With respect to the named executive officers, no options were exercised during 2003. The following table sets forth information concerning option holdings as of December 31, 2003 with respect to the named executive officers.

Name	Number of securities underlying unexercised options at December 31, 2003 (#)		Value of unexercised in-the- money options at December 31, 2003 ($)(1)
	Exercisable	Unexercisable	Exercisable	Unexercisable
Raymond J. Spencer	186,270	279,405	1,777,519	2,666,278
William F. Weissman	145,291	41,911	1,686,345	399,944
Jean A. Cholka	181,613	60,538	2,083,022	610,595
Cyprian D'Souza	201,637	76,837	2,300,635	794,919
Shrihari Gokhale	51,224	79,165	554,613	821,246

(1)
There was no public trading market for our common stock as of December 31, 2003. Accordingly, the value of the unexercised in-the-money options has been calculated on the basis of the initial public offering price of $13.00 per share of common stock, less the aggregate exercise price of the options.

SEVERANCE AGREEMENTS

In July 2004, we entered into severance agreements with Mr. Spencer, Mr. Weissman, Ms. Cholka, Mr. D'Souza and Mr. Gokhale. The severance agreements are designed to retain the dedication of these executives and reduce distractions by providing them with severance benefits in the event of certain terminations of employment. Under the severance agreements, when the termination of employment occurs in connection with a "change in control" (as defined in the severance agreement), each of these executives is entitled to severance benefits if the executive voluntarily terminates his or her employment only with "good reason" (as defined in the severance agreement) within 18 months after the change in control. These executives are also entitled to severance if we terminate the executive's employment without "cause" (as defined in the severance agreement), whether or not a change of control has occurred. If there is no change in control, each of these executives is entitled to severance benefits only if we terminate the executive without cause. In the case of Mr. Spencer, he is also entitled to severance benefits if he terminates his employment with good reason at any time. In addition, in the event any of these executives are subject to an excise tax under the Internal Revenue Code for receiving these severance benefits, we will pay the executive an additional amount so that the executive is placed in the same after-tax position with respect to the severance benefits as if this excise tax were not imposed.

The severance benefits under the severance agreements include a cash severance payment, continued health insurance for a set period of time and immediate vesting of all stock options granted under our stock option plan and stock incentive plan. For the executives other than Mr. Spencer, the cash severance payment equals one and one-half times the sum of the executive's base salary and target bonus, and health insurance is continued for 18 months. For Mr. Spencer, the cash severance payment equals two times the sum of Mr. Spencer's base salary and target bonus, and health insurance is continued for 24 months.

EMPLOYEE BENEFIT PLANS

Stock option plan

The Kanbay International 1998 Non-Qualified Option Plan was originally adopted in November 1998 and renamed in August 2000. Although options remain outstanding pursuant to this plan, no future options may be granted under this plan. In the event that any option outstanding under this plan terminates without being exercised, the number of shares underlying such option shall become available for grant under our stock incentive plan. Options granted under this plan generally expire ten years after the date of grant.

This plan is administered by our compensation committee. Options may be exercised only to the extent that they have vested. If an employee ceases to be an employee for any reason other than death or disability, all unvested options will terminate and be forfeited. All vested options may be exercised only during the 60-day period following termination. In the event of an employee's death or disability, all options held by such employee will immediately vest in full, but may be exercised only during the one-year period after death or disability.

As of December 31, 2003, no incentive stock options were granted to employees, and non-qualified options to purchase 2,642,826 shares of common stock were outstanding under our stock option plan.

Stock incentive plan

General.    Historically, we maintained a 2000 stock option plan under which we have granted stock options to certain of our employees, directors and consultants. We adopted and our stockholders approved our stock incentive plan in June 2004. Our stock incentive plan amended and restated our

2000 stock option plan, effective upon the closing of the initial public offering of shares of our common stock.

Our stock incentive plan permits awards of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, and performance shares. In addition, our stock incentive plan provides an opportunity for the deferral of salary and bonuses into restricted stock units and the deferral of gains or payments due upon the vesting or exercise of awards under our stock incentive plan.

Term of plan.    Awards may be made under our stock incentive plan until the earliest of:

  –>
  the date when all of the shares reserved for issuance under our stock incentive plan have been exhausted;

  –>
  July 27, 2014, which is the tenth anniversary of the closing date of the initial public offering of shares of our common stock (August 2010 with respect to incentive stock options); and

  –>
  the date as of which our compensation committee terminates our stock incentive plan.

Shares subject to the plan.    Subject to the adjustment provisions discussed below, the maximum number of shares of common stock that may be subject to awards under our stock incentive plan will be 10,440,464, reduced by any shares of common stock that are subject to awards under our stock incentive plan or 1998 stock option plan on or after the closing of this offering, and increased by any shares of common stock that are or become available for grants of awards under our stock incentive plan or 1998 stock option plan on or after the closing of this offering as a result of lapsed awards. Any shares subject to an award under our stock incentive plan or 1998 stock option plan that are forfeited, canceled, settled or otherwise terminated without a distribution of shares, or withheld by us in connection with the exercise of an option, or in payment of any required income tax withholding, will again be deemed to be available for award under our stock incentive plan.

Limitations.    The maximum number of shares and share equivalent units that may be granted during any calendar year to any one participant under all types of awards is 500,000. In addition, the maximum number of shares that may be issued or transferred to participants under our stock incentive plan as incentive stock options is 1,000,000 and as restricted stock is 1,000,000. Each of these limits is subject to adjustment, as discussed above.

Section 162(m) of the Internal Revenue Code places limits on the deductibility for federal income tax purposes of compensation paid to certain executive officers. Our compensation committee may adjust targets set for pre-established performance objectives, but awards designed to qualify for the performance-based exception under Code Section 162(m) may not be adjusted upward, except to reflect accounting changes or other events. Under certain circumstances, our compensation committee will have discretion to change the performance objectives without obtaining stockholder approval.

Administration.    Our stock incentive plan will be administered by our compensation committee, which will consist of at least two directors who satisfy the "nonemployee director" requirements of Rule 16b-3 under Securities Exchange Act of 1934, the independence rules of The Nasdaq Stock Market, Inc. and the "outside director" provisions of Code Section 162(m). The compensation committee may select award recipients, determine the size, types and terms of awards, interpret the plan, and prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of our stock incentive plan.

Eligibility.    Our employees, directors and consultants and the employees and consultants of our affiliates who are eligible may participate in our stock incentive plan. An individual becomes a plan participant when he or she is chosen by our compensation committee to receive an award.

Stock options.    Our compensation committee may grant either incentive stock options that are intended to qualify under Section 422 of the Internal Revenue Code or nonqualified stock options. Each stock option will be evidenced by an award agreement that describes the terms and conditions of the grant. Our compensation committee determines the exercise price of an option at the time it is granted, but that exercise price must equal at least 100% of the fair market value of our common stock on the grant date. The term of a stock option may not exceed ten years.

Exercise of options.    An option vests and becomes exercisable according to the terms specified in the stock option award agreement. The stock option award agreement will specify whether and under what circumstances an option may be exercised after the participant's death, retirement, disability or other termination of employment. A participant must pay the full exercise price when exercising a vested option.

Stock appreciation rights (SARs).    Our compensation committee may grant freestanding SARs, tandem SARs, and/or any combination of these forms of SARs under our stock incentive plan. A tandem SAR is an SAR issued in connection with a stock option. A tandem SAR may be exercised only as to the shares for which its related option is then exercisable and upon the surrender of the right to exercise the equivalent portion of the related option. The term of a SAR may not exceed ten years. When exercised, a SAR entitles the participant to a payment based on the excess of the fair market value of a share of common stock on the exercise date over the grant price of the SAR. The grant price of a freestanding SAR will equal the fair market value of our common stock on the date of grant, and the grant price of a tandem SAR will equal the exercise price of the related option.

Restricted stock and restricted stock units.    Selected participants may defer a portion of their annual bonus and/or base salary in exchange for restricted stock units. Each participant who elects to make a deferral will be credited with a number of restricted stock units equal to the amount deferred divided by the fair market value of the common stock on the date designated by the compensation committee.

The number of restricted stock units granted to a participant may be increased. Restricted stock units must be settled in shares, except that fractional shares are settled in cash.

During the restriction period, participants holding restricted stock may exercise full voting rights with respect to the underlying common stock. In addition, a participant may be entitled to receive regular cash dividends or dividend equivalents that are paid with respect to the underlying shares or share equivalent units during the restriction period.

Performance shares.    Our compensation committee may grant performance shares under our stock incentive plan. Each performance share must have an initial value equal to the fair market value of our common stock on the date of grant. Our compensation committee will set performance periods and performance objectives that will determine the number or value (or both) of the performance shares that will be paid out to the participant. Earned performance shares may be paid in cash, shares or a combination of cash and shares.

Transferability of plan awards.    Awards granted under our stock incentive plan are generally not transferable. However, nonqualified stock options may, if no consideration is paid, be transferred or assigned to a participant's spouse or children or to one or more trusts for the exclusive benefit of a participant's spouse or children. Only the participant or the participant's guardian or legal representative may exercise awards during his or her lifetime.

Amendment, modification and termination.    Our compensation committee may amend, modify or terminate our stock incentive plan without stockholder approval, except as to certain matters. Our compensation committee may also modify, extend or renew awards that have been granted, as long as no termination, amendment, or modification of an award adversely affects these awards without the written consent of the participant holding the affected award. Our compensation committee may not increase the number of shares that may be issued or transferred to participants under our stock incentive plan, or modify any outstanding option so as to specify a lower exercise price, without stockholder approval. The plan will automatically terminate in 2014.

The compensation committee may make adjustments in the terms and conditions of awards in recognition of unusual or nonrecurring events affecting us or of changes in applicable laws, regulations or accounting principles, if the compensation committee determines these adjustments are appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under our stock incentive plan.

Our board of directors granted, effective upon the closing of the initial public offering of shares of our common stock, options to purchase 4,197,498 shares of our common stock at an exercise price equal to the initial public offering price of $13.00 under our stock incentive plan. Of these options, 931,352 were granted to certain of our non-employee directors and the named executive officers. The options granted to the non-employee directors will vest in equal installments over a three-year period, and the options granted to the named executive officers will vest in equal installments over a four-year period. These options were allocated among the non-employee directors and named executive officers as follows:

Name	Number of Options

Non-employee director
Donald R. Caldwell	37,254
Mark L. Gordon	37,254
Kenneth M. Harvey	37,254
B. Douglas Morriss	37,254
Michael E. Mikolajczyk	37,254
Name	Number of Options

Named executive officer
Raymond J. Spencer	186,270
William F. Weissman	139,703
Jean A. Cholka	139,703
Cyprian D'Souza	139,703
Shrihari Gokhale	139,703

Employee stock purchase plan

We adopted and our stockholders approved our employee stock purchase plan in June 2004. The plan will become effective on January 1, 2005. The plan is designed to allow eligible employees to purchase shares of common stock at a discount, at semi-annual intervals, with accumulated payroll deductions. We have initially reserved 500,000 shares of our common stock for issuance under the plan.

Our employees and the employees of our affiliates who are eligible may participate in the plan at any time after completing six months of service. Eligible employees participate in the plan by electing to make contributions, on a post-tax basis, to an account established and maintained in the employee's name under the plan through payroll deductions. A participant may contribute up to $2,000 each month to the plan. The minimum contribution amount is $100 per payroll period.

The plan has a series of six-month accumulation periods, during which a participant's payroll deductions accumulate. A participant may elect to change the amount of his or her payroll deduction once each accumulation period, but may elect to stop payroll deductions at any time.

At the end of each six month accumulation period, the amount in a participant's plan account is used to purchase shares of common stock. The purchase price of each share of common stock will be equal to 85% of the fair market value per share on the first day of the six-month accumulation period, or, if lower, 85% of the fair market value per share on the last day of the six-month accumulation period. The first accumulation period will commence January 1, 2005.

A participant may withdraw from the plan at any time and receive a refund, without interest, of the amount of payroll deductions in his or her account. In addition, a participant whose employment terminates for any reason will receive a refund, without interest, of the amount of payroll deductions in his or her account.

401(k) plan

We have adopted a 401(k) retirement savings plan. All of our employees, other than non-resident alien employees with no income from U.S. sources, are eligible to participate in the plan on the first day of the calendar quarter after attaining age 21.

An eligible employee may elect to make pretax salary deferral contributions to the plan of up to 15% of his or her total annual compensation. Each year, a participant's pretax contributions cannot exceed the maximum dollar amount permitted under the Internal Revenue Code ($13,000 in 2004).

We may make matching contributions on behalf of each participant who makes pretax salary deferral contributions. We determine the amount of our matching contributions, if any, each year in our discretion. Each year, we may also make a discretionary profit sharing contributions to the plan on behalf of participants who complete at least 1,000 hours of service during the year and who are employed on the last day of the year. A participant whose employment terminates during a year because death, disability or retirement after age 65 will also be eligible to receive any profit sharing contributions that we make for that year.

All contributions to the plan are allocated to each participant's individual account and are, at the participant's election, invested in one, all or some combination of 25 investment funds. None of the investment funds consists of our common stock.

When a participant retires, becomes disabled or terminates employment, he or she will be able to receive the vested balance of his or her account in a lump sum, in substantially equal monthly, quarterly, semiannual or annual installments, or by electing partial withdrawals of any portion of his or her account. During employment, a participant may withdraw all or any portion of his or her account after attaining age 59 1/2 or may obtain a loan from his or her account. In addition, a participant may withdraw his or her pretax salary deferral contributions at any time on account of financial hardship.

Certain transactions

Raymond J. Spencer, our Chairman and Chief Executive Officer, is a director of and holds a 22% equity interest in Scan Web Biomedical, Inc. In August 2001, we entered into a master services agreement with Scan Web, pursuant to which Scan Web made payments to us for advisory, development, integration and other services totaling approximately $18,000 in 2001 and $162,000 in 2002. We did not perform any services for Scan Web in 2003. We believe that we may have been able to obtain rates, terms and provisions that are comparable to those contained in this agreement through negotiations with an unrelated party.

Kenneth M. Harvey, one of our directors, is Group Chief Information Officer for HSBC Holdings plc, the ultimate parent company of Household International. In addition, Alan W. Jebson, who served as one of our directors until March 2004, serves as Group Chief Operating Officer for HSBC Holdings plc. During 2003, Household International (and its affiliates within the HSBC Group) made payments to us and our subsidiaries for services representing approximately 53.2% of our gross revenues for 2003. As of September 30, 2004, our accounts receivable from Household International (and its affiliates within the HSBC Group) represented approximately 34.0% of our net accounts receivable as of such date. Under the consulting agreement with Household International, we perform a broad range of information systems services for various business units within the HSBC Group. We have agreed, and may in the future agree, to charge discounted rates for certain engagements under this agreement. These discounts have historically varied based on the type and size of our engagements. For example, we have discounted, and may in the future discount, our rates on larger engagements as compared to comparable engagements of a smaller size. We believe that the rates, terms and provisions contained in this agreement are comparable to those that we could have obtained through negotiations with an unrelated party.

Scott R. Graflund, who served as one of our directors until March 2004, was a Managing Director of Morgan Stanley & Co. Incorporated. During 2003, Morgan Stanley and its affiliates made payments to us and our subsidiaries for services representing approximately 13.0% of our gross revenues for 2003. As of September 30, 2004, our accounts receivable from Morgan Stanley represented approximately 16.8% of our net accounts receivable as of such date. Under the consulting agreement with Morgan Stanley, we perform systems analysis and design, computer programming and other consulting services. We have agreed, and may in the future agree, to charge discounted rates for certain engagements under this agreement. These discounts have historically varied based on the type and size of our engagements. For example, we have discounted, and may in the future discount, our rates on larger engagements as compared to comparable engagements of a smaller size. We believe that the rates, terms and provisions contained in this agreement are comparable to those that we could have obtained through negotiations with an unrelated party.

Mark L. Gordon, one of our directors, is the Chairman of the law firm Gordon & Glickson LLC. During 2003, we retained Gordon & Glickson LLC to provide certain legal services to us.

B. Douglas Morriss, one of our directors, is a member and manager of Gryphon Investments, LLC, which is the general partner of Gryphon Holdings, L.P. Gryphon Holdings, L.P. is a private equity fund that owns approximately 44.0% of LoBue Holdings, Inc., which is the parent company of LoBue Associates, Inc. Mr. Morriss has been a member of the board of directors of LoBue Associates since 1998 by virtue of Gryphon Holdings' investment in LoBue Holdings. In June 2004, we entered into a consulting agreement with LoBue Associates pursuant to which LoBue Associates developed a business process re-engineering analysis of our sales and delivery core processes. Under the terms of the consulting agreement, we paid approximately $201,380 to LoBue Associates for services rendered in

2004. We believe the rates, terms and provisions contained in the consulting agreement are comparable to those that we could have obtained through negotiations with an unrelated party.

STOCKHOLDERS' AGREEMENT

Prior to the initial public offering of shares of our common stock, our stockholders were parties to our Second Amended and Restated Stockholders' Agreement. The agreement required those stockholders vote their shares of stock to elect to the board of directors a nominee selected by each of Morgan Stanley and Household International. The agreement also prohibited all of those stockholders other than Morgan Stanley and Household International from engaging in certain activities that would be competitive with us. The agreement contained certain restrictions on transfer of our shares, rights of first refusal, co-sale rights and other protective provisions. The agreement terminated on July 27, 2004 in connection with the closing of the initial public offering of shares of our common stock.

REGISTRATION RIGHTS

Following this offering, holders of an aggregate of 6,269,105 shares of our outstanding common stock, and holders of warrants to purchase 596,064 shares of our common stock, will be entitled to rights with respect to registration of these shares of common stock under the Securities Act.

We have an agreement with these security holders that gives them registration rights. Subject to limitations provided in the registration rights agreement and in lock-up agreements that certain of these security holders have signed relating to this offering and the initial public offering of shares of our common stock, these security holders have five "piggyback" registration rights, and each of Household International and Morgan Stanley have one demand registration right. In addition to these registration rights, and subject to conditions and limitations provided in the registration rights agreement and the lock-up agreements, these security holders may require us to file up to five registration statements on Form S-3 under the Securities Act when such form is available for our use, which we expect will occur in July 2005.

If we propose to register our securities under the Securities Act after this offering, these security holders will be entitled to notice of the registration and to include their shares in the registration provided that the underwriters of that offering will have the right to limit the number of shares included in the registration. We must pay for all reasonable expenses in connection with these registrations, other than any underwriters' discounts and commissions.

LOCK-UP AGREEMENT

In connection with the initial public offering of shares of our common stock, Raymond J. Spencer, Household Investment Funding, Inc., MSIT Holdings, Inc., B. Douglas Morriss, Kanbay Acquisition, L.L.C., Kanbay Investment, L.L.C., The Co-Investment 2000 Fund, L.P., Cross Atlantic Technology Fund II, L.P. and Donald R. Caldwell, who will hold an aggregate of 14,386,427 shares of common stock upon completion of this offering, agreed to a 360-day lock up period that began on July 22, 2004. These stockholders have also agreed, for a period that begins on July 17, 2005 and ends on July 12, 2006, that they will not in any consecutive 90-day period, without our prior written consent, offer, sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for, or any rights to acquire or purchase, our common stock, or publicly announce an intention to effect any of these transactions in excess of 25% of their aggregate holdings of our common stock. These lock-up agreements are subject to such stockholders' rights to transfer their shares of common stock as a bona fide gift or to a trust for the benefit of an immediate family member or to an affiliate, provided that such donee or transferee agrees in writing to be bound by the terms of the lock-up agreement. Certain of these stockholders will be allowed to distribute their shares of common stock to their members after January 31, 2005. Upon the distribution of shares after January 31, 2005, members who will receive 2,580,294 shares of common stock will be released from the 360-day lock-up agreement, and members who will receive 1,448,710 shares of common stock will continue to be bound by the terms of the 360-day lock-up agreement and will be allowed to pledge their shares of common stock; however, in connection with this offering members who will receive 1,505,745 shares after January 31, 2005 will enter a 90-day lock-up agreement. In connection with this offering, UBS Securities LLC has released the shares to be sold by the selling stockholders in this offering from the restrictions contained in the 360-day lock-up agreement. The shares not sold by the selling stockholders in this offering will remain subject to the 360-day lock-up agreement. In addition, we, each of our directors and executive officers and each of the selling stockholders have entered into 90-day lock-up agreements with the underwriters. For more information on these lock-up agreements, see "Underwriting—No sales of similar securities."

STOCK TRANSFERS

In January 2004, Morgan Stanley International, Inc. sold an aggregate of 1,546,277 of its shares of our common stock, at a price of $5.04 per share, to The Co-Investment 2000 Fund, L.P. and Kanbay Investment, L.L.C. Donald R. Caldwell, one of our directors, is affiliated with The Co-Investment 2000 Fund, L.P. B. Douglas Morriss, another one of our directors, is affiliated with Kanbay Investment, L.L.C. Simultaneously with the sale of its shares, Morgan Stanley International, Inc. also transferred all of its remaining shares of our common stock to its affiliate, MSIT Holdings, Inc. Scott R. Graflund, who served as one of our directors until March 2004, was a Managing Director of Morgan Stanley & Co. Incorporated, which is an affiliate of Morgan Stanley International, Inc. and MSIT Holdings, Inc. We were not a party to these transactions.

In December 2003, we acted as escrow agent and provided certain representations and warranties, each of which terminated upon the closing of the initial public offering of shares of our common stock, in connection with a sales transaction in which some of our stockholders sold an aggregate of 5,048,263 shares of our common stock, at a price of $5.04 per share, to The Co-Investment 2000 Fund, L.P., Cross Atlantic Technology Fund II, L.P. and Kanbay Acquisition, L.L.C. Donald R. Caldwell, one of our directors, is affiliated with each of The Co-Investment 2000 Fund, L.P. and Cross Atlantic Technology Fund II, L.P. B. Douglas Morriss, another of our directors, is affiliated with Kanbay Acquisition, L.L.C. The selling stockholders in this transaction included Raymond J. Spencer, our Chairman and Chief Executive Officer, together with certain family trusts, Cyprian D'Souza, another of our directors and our Chief People Officer, and 20 other stockholders or optionholders, many of whom were employees, former employees or retired founders of Kanbay.

In December 2003, we were notified by Global Perspectives Limited that it was exercising its right, pursuant to its 1996 subscription agreement, to cause us to repurchase 198,995 of its shares of our common stock or approximately 25% of what it then held. The price that we paid in this repurchase was $5.65 per share and was based on a formula contained in the 1996 subscription agreement. Global Perspectives Limited's right to cause us to repurchase any additional shares of our common stock that it owns expired on December 31, 2003.

In September 2003, certain affiliates of Safeguard Scientifics, Inc. sold 6,143,805 shares of our common stock, at a price of $4.18 per share, and warrants to purchase 223,524 shares of our common stock, at a price of $0.83 per warrant share, to Household Investment Funding, Inc. The shares transferred by Safeguard to Household represented all of the shares of our common stock held by Safeguard, which was an early investor in Kanbay. We were not a party to this transaction.

Principal and selling stockholders

The following table sets forth certain information regarding the beneficial ownership of our common stock prior to and after this offering:

  –>
  each person known to us to own beneficially more than 5% of our outstanding common stock;

  –>
  each selling stockholder;

  –>
  each of our directors;

  –>
  each of our executive officers named in the summary compensation table; and

  –>
  all of our directors and executive officers as a group.

The beneficial ownership of our common stock set forth in the table is determined in accordance with the rules of the Securities and Exchange Commission. Prior to the closing of this offering, we had 32,400,833 shares of common stock outstanding, and, after the closing of this offering, we will have 32,913,097 shares of common stock outstanding. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after the date of this prospectus are considered outstanding, while these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power as to all shares beneficially owned. Unless otherwise indicated below, the address of each person listed in the table is c/o Kanbay International, Inc., 6400 Shafer Court, Suite 100, Rosemont, Illinois 60018.

Household Investment Funding, Inc., a selling stockholder in this offering, is an affiliate of HSBC Securities (USA) Inc. and HSBC Brokerage, Inc., each of which are registered broker-dealers. Household Investment Funding, Inc., HSBC Securities (USA) Inc. and HSBC Brokerage, Inc. are each indirect wholly-owned subsidiaries of the holding company for HSBC Group's North American operations. Household Investment Funding, Inc. acquired 1,308,995 shares of common stock at a price of $7.64 per share and warrants to purchase 372,540 shares of common stock with an exercise price of $7.64 per share for no additional consideration from us in September 2000. In September 2003, Household Investment Funding, Inc. acquired from certain affiliates of Safeguard Scientifics, Inc. 6,143,805 shares of common stock at a price of $4.18 per share and warrants to purchase 223,524 shares of common stock with an exercise price of $3.36 per share at a price of $0.83 per warrant. In connection with the initial public offering of shares of our common stock, Household Investment Funding, Inc. sold 1,787,500 shares of common stock at a price of $13.00 per share. From time to time, Household Investment Funding, Inc. makes long-term, strategic equity investments in businesses with which it has working relationships. In accordance with this practice, Household Investment Funding, Inc. acquired its shares and warrants in the ordinary course of business in furtherance of its overall business relationship with us.

In addition, Silicon Valley Bancshares, another selling stockholder in this offering, is the parent company of SVB Securities and SVB Alliant, each of which are registered broker-dealers. On November 19, 2004, Silicon Valley Bancshares converted a warrant into 40,963 shares of our common stock. Silicon Valley Bancshares acquired its warrant in the ordinary course of business. The warrant was originally issued to Silicon Valley Bank, our lender and a wholly-owned subsidiary of Silicon Valley Bancshares, in April 2000 as partial consideration for a credit facility.

No selling stockholder is a registered broker-dealer, and no other selling stockholder is an affiliate of a registered broker-dealer. None of the broker-dealer affiliates of Household Investment Funding, Inc. or Silicon Valley Bancshares will participate as underwriters in this offering. At the time of acquisition, none of the broker-dealer affiliates of Household Investment Funding, Inc. or Silicon Valley Bancshares had any plans or proposals, directly or with any other person, to distribute any shares of our common stock, other than pursuant to the registration rights agreement. Under the registration rights agreement, Household Investment Funding, Inc. may, under certain circumstances, require us to register the sale of its shares of common stock.

Janney Montgomery Scott LLC is a registered broker-dealer that owns one-third of the limited partnership interests of Co-Invest Management LLP, which is the general partner of The Co-Investment 2000 Fund, L.P., a selling stockholder in this offering. The Co-Investment 2000 Fund, L.P. is not, however, an affiliate of Janney Montgomery Scott LLC. Co-Invest Management LLP owns a 10% interest in The Co-Investment 2000 Fund, L.P. and Janney Montgomery Scott LLC holds one of six seats on the investment committee of Co-Invest Management LLP. Janney Montgomery Scott LLC has abstained from voting on all matters in relation to The Co-Investment 2000 Fund, L.P's decisions regarding us since Janney Montgomery Scott LLC was selected as a co-manager of the initial public offering of shares of our common stock.

In connection with our initial public offering and pursuant to NASD Rule 2710(g)(1), The Co-Investment 2000 Fund, L.P. agreed that it would not sell in our initial public offering 46,778 shares of our common stock that are attributable to Janney Montgomery Scott LLC by virtue of its interest in The Co-Investment 2000 Fund, L.P. and that for a period of 180 days that commenced July 22, 2004 none of such shares would be sold, transferred, pledged or hypothecated or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such shares by any person.

Principal and selling stockholders

	Shares of common stock beneficially owned prior to this offering							Shares of common stock beneficially owned after this offering (1)
													Options and warrants exercisable after 60 days(2)	Total Remaining Shares, Options and Warrants
						Number of shares to be sold in this offering
Name and address of beneficial owner	Shares	Options and Warrants(2)		Total	%		Number of shares to be sold in over-allotment option (1)	Shares	Options and Warrants(2)		Total	%

Selling stockholders
Household Investment Funding, Inc. 2700 Sanders Road Prospect Heights, IL 60070(3)	5,665,300	596,064	(4)	6,261,364	19.0%	985,270	147,790	4,532,240	596,064	(4)	5,128,304	15.3%	—	5,128,304
The Co-Investment 2000 Fund, L.P. 5 Radnor Corporate Center, Suite 555 100 Matsonford Road Radnor, PA 19087(5)	2,818,486	—		2,818,486	8.7	612,714	91,907	2,113,865	—		2,113,865	6.4	—	2,113,865
Cross Atlantic Technology Fund II, L.P. 5 Radnor Corporate Center, Suite 555 100 Matsonford Road Radnor, PA 19807(5)	488,155	—		488,155	1.5	106,121	15,918	366,116	—		366,116	1.1	—	366,116
Asha Spencer Perpetual Trust c/o Neil Vance 5140 Siesta Drive Tucson, AZ 85715(6)	158,329	—		158,329	*	27,535	4,130	126,664	—		126,664	*	—	126,664
Vincent Chiu Sung Tak Shui Fung Hong Building Suite 1201 239 Wing Lok Street Cheung Wan, Hong Kong(7)	62,195	39,116		101,311	*	18,915	2,837	62,195	17,364		79,559	*	7,451	87,010
Kenneth M. Coppins 17 Stonehedge Dr. Wilmington, MA 01887	12,439	—		12,439	*	2,121	318	10,000	—		10,000	*	—	10,000
Mark Cramer 12916 231st Avenue, S.E. Issaquah, WA 98027(8)	246,208	—		246,208	*	42,819	6,423	196,966	—		196,966	*	—	196,966

Principal and selling stockholders

	Shares of common stock beneficially owned prior to this offering						Shares of common stock beneficially owned after this offering (1)
											Options and warrants exercisable after 60 days(2)	Total Remaining Shares, Options and Warrants
					Number of shares to be sold in this offering
Name and address of beneficial owner	Shares	Options and Warrants(2)	Total	%		Number of shares to be sold in over-allotment option (1)	Shares	Options and Warrants(2)	Total	%

David Spencer Perpetual Trust c/o Neil Vance 5140 Siesta Drive Tucson, AZ 85715(6)	158,329	—	158,329	*	27,535	4,130	126,664	—	126,664	*	—	126,664
Ethan Spencer Perpetual Trust c/o Neil Vance 5140 Siesta Drive Tucson, AZ 85715(6)	158,329	—	158,329	*	27,535	4,130	126,664	—	126,664	*	—	126,664
Gordon & Glickson LLC c/o Mark L. Gordon 444 N. Michigan Ave. Suite 3600 Chicago, IL 60611(9)	67,094	—	67,094	*	24,296	3,644	39,154	—	39,154	*	—	39,154
Robert Mck. Thomas 30 Joy Place Cohassett, MA 02025	126,423	—	126,423	*	30,435	4,565	91,423	—	91,423	*	—	91,423
Rebecca French 1407 Turnpike Road Norwich, VT 05055	126,423	—	126,423	*	21,739	3,261	101,423	—	101,423	*	—	101,423
Sarah Harriman 277 Spencer Hollow Road Springfield, VT 05156	126,423	—	126,423	*	21,739	3,261	101,423	—	101,423	*	—	101,423
J. Tyson Merrill 2984 Kensington Road Cleveland Heights, OH 44118	79,015	—	79,015	*	68,696	10,304	15	—	15	*	—	15
Geoffrey G. Nixon Family Trust 710 Windsor Glenview, IL 60025(10)	578,554	—	578,554	1.8	100,618	15,093	462,843	—	462,843	1.4	—	462,843

Principal and selling stockholders

	Shares of common stock beneficially owned prior to this offering						Shares of common stock beneficially owned after this offering (1)
											Options and warrants exercisable after 60 days(2)	Total Remaining Shares, Options and Warrants
					Number of shares to be sold in this offering
Name and address of beneficial owner	Shares	Options and Warrants(2)	Total	%		Number of shares to be sold in over-allotment option (1)	Shares	Options and Warrants(2)	Total	%

Kanbay Acquisition, L.L.C. c/o Kanbay Capital, L.L.C., its Manager 18500 Edison Avenue Chesterfield, MO 63005(11)	3,915,741	—	3,915,741	12.1	521,739	78,261	3,315,741	—	3,315,741	10.1	—	3,315,741
Kanbay Investment, L.L.C. c/o B. Douglas Morriss, its Manager 18500 Edison Avenue Chesterfield, MO 63005(11)	773,137	—	773,137	2.4	112,057	16,808	644,272	—	644,272	2.0	—	644,272
Kausani Trust c/o Neil Vance 5140 North Siesta Drive Tucson, AZ 85750(6)	131,684	—	131,684	*	22,272	3,341	106,071	—	106,071	*	—	106,071
Kismet Exports & Investments Private Limited c/o Dileep Nath 601/602, "Kismet," North Avenue Santa Cruz (West), Mumbai - 400 054, India(12)	1,399,876	—	1,399,876	4.3	260,762	39,114	1,100,000	—	1,100,000	3.3%	—	1,100,000
Robert Meagher 20 Porto Mar Unit 702 Palm Coast, FL 32137	18,627	176,957	195,584	*	34,015	5,102	18,627	137,840	156,467	*	1,863	158,330
Geoffrey G. Nixon 710 Windsor Glenview, IL 60025	588,333	46,568	634,901	2.0	110,418	16,563	461,352	46,568	507,920	1.5	—	507,920

Principal and selling stockholders

	Shares of common stock beneficially owned prior to this offering						Shares of common stock beneficially owned after this offering (1)
											Options and warrants exercisable after 60 days (2)	Total Remaining Shares, Options and Warrants
					Number of shares to be sold in this offering
Name and address of beneficial owner	Shares	Options and Warrants (2)	Total	%		Number of shares to be sold in over- allotment option (1)	Shares	Options and Warrants (2)	Total	%

Annapurna Investments Limited 24 Peck Seah Street #05-01/05, Nehsons Building Singapore 079314(13)	1,000,000	—	1,000,000	3.1	658,479	98,776	242,745	—	242,745	*	—	242,745
Silicon Valley Bancshares 3003 Tasman Drive Santa Clara, CA 95054(14)	40,963	—	40,963	*	20,000	3,000	17,963	—	17,963	*	—	17,963
Sonya Spencer Perpetual Trust c/o Neil Vance 5140 Siesta Drive Tucson, AZ 85715(6)	158,329	—	158,329	*	27,535	4,130	126,664	—	126,664	*	—	126,664
Roy K. Stansbury Executive Vice President(15)	1,500	156,001	157,501	*	50,212	7,532	1,500	98,257	99,757	*	132,718	232,475
Nicholas J. Bennett President, Kanbay Europe Limited(16)	—	130,389	130,389	*	34,783	5,217	—	90,389	90,389	*	93,135	183,524
Aparna U. Katre Chief Process Officer(17)	—	81,958	81,958	*	33,690	5,054	—	43,214	43,214	*	111,762	154,976
Mark M. Livings Chief Information and Technology Officer(18)	—	69,851	69,851	*	24,348	3,652	—	41,851	41,851	*	116,419	158,270
Andre J. Wallace Executive Director, Asia Pacific(19)	200	46,567	46,767	*	29,155	4,373	200	13,039	13,239	*	121,076	134,315
Robert A. Williams Vice President and General Counsel(20)	—	23,284	23,284	*	11,986	1,798	—	9,500	9,500	*	45,636	55,136
Bruce P. Fortelka Corporate Controller(21)	400	13,970	14,370	*	6,803	1,020	400	6,147	6,547	*	25,147	31,694

Principal and selling stockholders

	Shares of common stock beneficially owned prior to this offering								Shares of common stock beneficially owned after this offering (1)
													Options and warrants exercisable after 60 days (2)	Total Remaining Shares, Options and Warrants
					Number of shares to be sold in this offering
Name and address of beneficial owner	Shares	Options and Warrants (2)	Total	%			Number of shares to be sold in over- allotment option (1)		Shares	Options and Warrants (2)	Total	%

Director and executive officers
Raymond J. Spencer Chairman and Chief Executive Officer(22)	1,966,033	279,405	2,245,438	6.9	455,301		68,295		1,442,437	279,405	1,721,842	5.2	372,540	2,094,382
William F. Weissman Vice President and Chief Financial Officer(23)	—	159,261	159,261	*	56,853		8,528		—	93,880	93,880	*	167,644	261,524
Jean A. Cholka Vice President—Global Client Management(24)	—	204,897	204,897	*	66,409		9,961		—	128,527	128,527	*	176,957	305,484
Cyprian D'Souza Director and Chief People Officer(25)	147,524	250,533	398,057	1.2	98,122		14,718		147,524	137,693	285,217	*	167,644	452,861
Shrihari Gokhale Vice President—Global Delivery Services(26)	3,800	83,821	87,621	*	46,973		7,046		3,800	29,802	33,602	*	186,271	219,873
Mark L. Gordon Director(27)	69,094	55,881	124,975	*	24,296	(28)	3,644	(28)	41,154	55,881	97,035	*	55,881	152,916
Donald R. Caldwell Director(29)	3,313,141	55,881	3,369,022	10.4	718,835		107,825		2,486,481	55,881	2,542,362	7.7	55,881	2,598,243
Kenneth M. Harvey Director(30)	—	—	—	*	—		—		—	—	—	*	37,254	37,254
B. Douglas Morriss Director(31)	4,688,878	—	4,688,878	14.5	633,796		95,069		3,960,013	—	3,960,013	12.0	37,254	3,997,267
Michael E. Mikolajczyk Director	17,300	—	17,300	*	—		—		17,300	—	17,300	*	37,254	54,554
Directors and executive officers as a group (10 persons)	10,205,770	1,089,679	11,295,449	33.7	2,100,585		315,086		8,098,709	781,069	8,879,778	26.3	1,294,580	10,174,358

Principal and selling stockholders

*
Represents beneficial ownership of less than one percent of the outstanding common stock.

(1)
Assumes over-allotment option is fully exercised.

(2)
Unless otherwise indicated, amounts represent options to purchase shares of common stock.

(3)
In September 2003, Household Investment Funding, Inc. acquired from certain affiliates of Safeguard Scientifics, Inc. 6,143,805 shares of common stock at a price of $4.18 per share and warrants to purchase 223,524 shares of common stock with an exercise price of $3.36 per share at a price of $0.83 per warrant. In connection with the initial public offering of shares of our common stock, Household Investment Funding, Inc. sold 1,787,500 shares of common stock at a price of $13.00 per share. For the year ended December 31, 2003 and for the nine months ended September 30, 2004, Household International and its affiliates within the HSBC Group accounted for 53.2% and 56.0% of our total revenues.

(4)
Represents warrants to purchase common stock.

(5)
The voting and investment power as to the shares held by The Co-Investment 2000 Fund, L.P. and Cross Atlantic Technology Fund II, L.P. is shared among the members of two separate investments committees that consist of employees of Cross Atlantic Capital Partners, Inc. Donald R. Caldwell, one of our directors, is a member of each investment committee. Consequently, Mr. Caldwell shares voting and investment power as to the shares with the other members of the investment committees.

In December 2003, The Co-Investment 2000 Fund, L.P. purchased 644,366 shares of common stock and Cross Atlantic Technology Fund II, L.P. purchased 488,156 shares of common stock at a price of $5.04 per share from certain stockholders. In connection with this transaction, we acted as escrow agent and provided certain representations and warranties, each of which terminated upon the closing of the initial public offering of shares of our common stock. In January 2004, The Co-Investment 2000 Fund, L.P. purchased 773,140 shares of common stock at a price of $5.04 per share from Morgan Stanley International, Inc. For more information, see "Certain transactions—Stock transfers." In May 2004, we issued and sold 62,596 shares of common stock to The Co-Investment 2000 Fund, L.P. upon the exercise of a warrant for an exercise price of $4.70 per share.

(6)
Neil Vance is the trustee of the Asha Spencer Perpetual Trust, David Spencer Perpetual Trust, Ethan Spencer Perpetual Trust, Kausani Trust and Sonya Spencer Perpetual Trust. In such capacity, Mr. Vance has sole voting and investment power as to the shares held by each of these trusts.

(7)
We granted Vincent Chiu Sun Tak options to purchase 7,451 shares of common stock at an exercise price of $13.00 per share in July 2004 in connection with the initial public offering of shares of our common stock.

(8)
In December 2003, we issued and sold 37,254 shares of common stock to Mark Cramer upon the exercise of an option for an exercise price of $0.90 per share. Mr. Cramer sold these shares to Kanbay Acquisition, L.L.C. at a price of $5.04 per share. In connection with this transaction, we acted as escrow agent and provided certain representations and warranties, each of which terminated upon the closing of the initial public offering of shares of our common stock. For more information, see "Certain transactions—Stock transfers."

(9)
The voting and investment power as to the shares held by Gordon & Glickson LLC is shared among the members of Gordon & Glickson LLC, including Mark L. Gordon, one of our directors, who is Chairman of Gordon & Glickson LLC.

Gordon & Glickson LLC purchased 1,900 shares of common stock at a price of $13.00 per share pursuant to the directed share program that was administered in connection with the initial public offering of shares of our common stock.

(10)
Kathleen P. Nixon is the trustee of the Geoffrey G. Nixon Family Trust and, in such capacity, has sole voting and investment power as to these shares.

(11)
B. Douglas Morriss, one of our directors, is the manager of each of Kanbay Investment, L.L.C. and Kanbay Capital, L.L.C., which is the manager of Kanbay Acquisition, L.L.C., and, in such capacities, has sole voting and investment power as to these shares.

In December 2003, Kanbay Acquisition, L.L.C. purchased 3,915,741 shares of common stock at a price of $5.04 per share from certain stockholders. In connection with this transaction, we acted as escrow agent and provided certain representations and warranties, each of which terminated upon the closing of the initial public offering of shares of our common stock. In January 2004, Kanbay Investment, L.L.C. purchased 773,137 shares of common stock at a price of $5.04 per share from Morgan Stanley International, Inc. For more information, see "Certain transactions—Stock transfers."

(12)
The board of directors of Kismet Exports & Investments Private Limited has sole voting and investment power as to these shares. The board of directors consists of Dileep Nath and Mangala D. Nath.

(13)
The voting and investment power as to the shares held by Annapurna Investments Limited is shared among the members of the investment committee of Equity Trust (Singapore) Ltd., which is the trustee of Tiara Ltd., which is the director of Annapurna Investments Limited.

(14)
The voting and investment power as to the shares held by Silicon Valley Bancshares is shared among the members of the asset liability committee of Silicon Valley Bancshares.

(15)
We granted Roy K. Stansbury options to purchase 37,254 shares of common stock at an exercise price of $3.46 per share in February 2002 and options to purchase 111,762 shares of common stock at an exercise price of $13.00 per share in July 2004 in connection with the initial public offering of shares of our common stock. Mr. Stansbury purchased 1,500 shares of common stock at a price of $13.00 per share in July 2004 pursuant to the directed share program that was administered in connection with the initial public offering of shares of our common stock.

(16)
We granted Nicholas J. Bennett options to purchase 93,135 shares of common stock at an exercise price of $13.00 per share in July 2004 in connection with the initial public offering of shares of our common stock.

(17)
We granted Aparna U. Katre options to purchase 37,254 shares of common stock at an exercise price of $3.46 per share in February 2002 and options to purchase 93,135 shares of common stock at an exercise price of $13.00 per share in July 2004 in connection with the initial public offering of shares of our common stock.

(18)
We granted Mark M. Livings options to purchase 37,254 shares of common stock at an exercise price of $3.46 per share in February 2002 and options to purchase 93,135 shares of common stock at an exercise price of $13.00 per share in July 2004 in connection with the initial public offering of shares of our common stock.

(19)
We granted Andre J. Wallace options to purchase 111,762 shares of common stock at an exercise price of $13.00 per share in July 2004 in connection with the initial public offering of shares of our common stock. Mr. Wallace purchased 200 shares of common stock at a price of $13.00 per share in July 2004 pursuant to the directed share program that was administered in connection with the initial public offering of shares of our common stock.

(20)
We granted Robert A. Williams options to purchase 40,979 shares of common stock at an exercise price of $13.00 per share in July 2004 in connection with the initial public offering of shares of our common stock.

(21)
We granted Bruce P. Fortelka options to purchase 18,627 shares of common stock at an exercise price of $3.46 per share in January 2003 and options to purchase 11,176 shares of common stock at an exercise price of $13.00 per share in July 2004 in connection with the initial public offering of shares of our common stock. Mr. Fortelka purchased 400 shares of common stock at $13.00 per share in July 2004 pursuant to the directed share program that was administered in connection with the initial public offering of shares of our common stock.

(22)
We granted Raymond J. Spencer options to purchase 186,270 shares of common stock at an exercise price of $13.00 per share in July 2004 in connection with the initial public offering of shares of our common stock.

(23)
We granted William F. Weissman options to purchase 55,881 shares of common stock at an exercise price of $3.46 per share in February 2002 and options to purchase 139,703 shares of common stock at an exercise price of $13.00 per share in July 2004 in connection with the initial public offering of shares of our common stock.

(24)
We granted Jean A. Cholka options to purchase 55,881 shares of common stock at an exercise price of $3.46 per share in February 2002 and options to purchase 139,703 shares of common stock at an exercise price of $13.00 per share in July 2004 in connection with the initial public offering of shares of our common stock.

(25)
We granted Cyprian D'Souza options to purchase 55,881 shares of common stock at an exercise price of $3.46 per share in February 2002 and options to purchase 139,703 shares of common stock at an exercise price of $13.00 per share in July 2004 in connection with the initial public offering of shares of our common stock. Mr. D'Souza purchased 1,500 shares of common stock at a price of $13.00 per share in July 2004 pursuant to the directed share program that was administered in connection with the initial public offering of shares of our common stock.

(26)
We granted Shrihari Gokhale options to purchase 55,881 shares of common stock at an exercise price of $3.46 per share in February 2002 and options to purchase 139,703 shares of common stock at an exercise price of $13.00 per share in July 2004 in connection with the initial public offering of shares of our common stock. Mr. Gokhale purchased 3,800 shares of common stock at a price of $13.00 per share in July 2004 pursuant to the directed share program that was administered in connection with the initial public offering of shares of our common stock.

(27)
Includes the shares of common stock held by Gordon & Glickson LLC. Mr. Gordon is Chairman of Gordon & Glickson LLC and shares voting and investment power as to the shares of common stock held by Gordon & Glickson LLC with other members of Gordon & Glickson LLC.

We granted Mr. Gordon options to purchase 37,254 shares of common stock at an exercise price of $3.46 per share in November 2002 and options to purchase 37,254 shares of common stock at an exercise price of $13.00 per share in July 2004 in connection with the initial public offering of shares of our common stock. Gordon & Glickson LLC purchased 1,900 shares of common stock at a price of $13.00 per share pursuant to the directed share program that was administered in connection with the initial public offering of shares of our common stock.

(28)
Represents shares being sold by Gordon & Glickson LLC. Mr. Gordon disclaims all pecuniary interest in the shares being sold by Gordon & Glickson LLC in the offering and the over-allotment option.

(29)
Includes the shares of common stock held by The Co-Investment 2000 Fund, L.P., Cross Atlantic Technology Fund II, L.P. and Cross Atlantic Capital Partners, Inc. The voting and investment power as to the shares held by The Co-Investment 2000 Fund, L.P. and Cross Atlantic Technology Fund II, L.P. is shared among the members of two separate investment committees that consist of employees of Cross Atlantic Capital Partners, Inc. Mr. Caldwell is a member of each investment committee. Consequently, Mr. Caldwell shares voting and investment power as to these shares with the other members of the investment committees. Mr. Caldwell is the Chairman and sole shareholder of Cross Atlantic Capital Partners, Inc.

We granted Mr. Caldwell options to purchase 37,254 shares of common stock at an exercise price of $3.46 per share in November 2002 and options to purchase 37,254 shares of common stock at an exercise price of $13.00 per share in July 2004 in connection with the initial public offering of shares of our common stock. Cross Atlantic Capital Partners, Inc. purchased 6,500 shares of common stock at a price of $13.00 per share in July 2004 pursuant to the directed share program that was administered in connection with the initial public offering of shares of our common stock.

(30)
Excludes the shares of common stock held by Household Investment Funding, Inc. Mr. Harvey is Group Chief Information Officer for HSBC Holdings plc, the ultimate parent company of Household Investment Funding, Inc., but does not have voting or dispositive power as to these shares.

(31)
Includes the shares of common stock held by Kanbay Acquisition, L.L.C. and Kanbay Investment, L.L.C. Mr. Morriss is the manager of each of Kanbay Investment, L.L.C. and Kanbay Capital, L.L.C., which is the manager of Kanbay Acquisition, L.L.C., and, in such capacities, has sole voting and investment power as to these shares.

We granted Mr. Morriss options to purchase 37,254 shares of common stock at an exercise price of $13.00 per share in July 2004 in connection with the initial public offering of shares of our common stock.

Description of capital stock

GENERAL

The total amount of our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. In June 2004, we adopted, and our stockholders approved, a recapitalization agreement, an amendment to our certificate of incorporation, a second amended and restated certificate of incorporation and amended and restated by-laws. We also consummated a 1.8627:1 stock split of our common stock immediately following the recapitalization. The following summary of certain provisions of our capital stock describes certain material provisions of, but does not purport to be complete and is subject to and qualified in its entirety by, our second amended and restated certificate of incorporation and amended and restated by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

COMMON STOCK

After the closing of this offering, there will be 32,913,097 shares of our common stock outstanding held by approximately 44 holders of record. Holders of common stock are entitled to one vote for each share held on all matters subject to a vote of stockholders, subject to the rights of holders of any outstanding preferred stock, and have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the rights of holders of any outstanding preferred stock. Holders of common stock will be entitled to receive ratably any dividends that the board of directors may declare out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our capital stock are fully paid and nonassessable.

PREFERRED STOCK

We are authorized to issue 5,000,000 shares of preferred stock, which may be issued from time to time in one or more series upon authorization by the board of directors. The board of directors, without further approval of the stockholders, is authorized to fix the number of shares constituting any series, as well as the dividend rights and terms, conversion rights and terms, voting rights and terms, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could also adversely affect the voting power and dividend and liquidation rights of the holders of common stock. The issuance of preferred stock could also, under some circumstances, have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock or otherwise adversely affect the market price of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights of that series of preferred stock.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BY-LAWS

Some provisions of Delaware law, our certificate of incorporation and by-laws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Section 203 of Delaware General Corporation Law

Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a Delaware corporation for a period of three years after the date the stockholder becomes an interested stockholder, unless:

  –>
  either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder;

  –>
  the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which the stockholder became an interested stockholder; or

  –>
  the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

For this purpose, business combinations include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the aggregate market value of the consolidated assets or outstanding stock of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation.

Classified board of directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors is elected each year. These provisions, when coupled with the provision of our certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

Number of directors; removal; vacancies

Our by-laws provide that we have seven directors, provided that this number may be changed by the board of directors. Vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office. Our by-laws provide that directors may be removed for cause by the holders of a majority of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Special meetings of stockholders; limitations on stockholder action by written consent

Our by-laws provide that special meetings of our stockholders may be called only by the chairman of the board or chief executive officer or pursuant to a resolution adopted by a majority of the directors then in office. In addition, our certificate of incorporation provides that our stockholders may only take actions at a duly called annual or special meeting of stockholders and may not take action by written consent unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by the board of directors.

Advance notice requirements for stockholder proposals and nomination of directors

Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, such notice will be timely only if received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our by-laws also specify requirements as to the form and content of a stockholder's notice.

Amendments; supermajority vote requirements

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either a corporation's certificate of incorporation or by-laws require a greater percentage. Our certificate of incorporation and by-laws impose supermajority vote requirements in connection with the amendment of provisions of our certificate of incorporation and by-laws, including those provisions relating to the classified board of directors, action by written consent and the ability of stockholders to call special meetings.

TRANSFER AGENT

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

LISTING

Our common stock is listed on the Nasdaq National Market under the symbol "KBAY."

Shares eligible for future sale

Following this offering, we will have 32,913,097 shares of common stock outstanding. All 4,800,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144 described below.

Of the 32,913,097 shares of common stock outstanding following this offering, 19,890,597 will be "restricted securities" as the term is defined under Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption under Rule 144, as summarized below.

We have agreed with the underwriters that we will not, without the prior written consent of UBS Securities LLC, issue any additional shares of common stock or securities convertible into, exercisable for or exchangeable for shares of common stock for a period of 90 days after the date of this prospectus, except that we may grant options to purchase shares of common stock under our stock incentive plan and issue shares of common stock upon the exercise of outstanding options and warrants.

Each of our executive officers and directors and the selling stockholders not subject to the 360-day lock-up period described below, who will hold an aggregate of 4,296,163 shares of common stock upon completion of this offering, have entered into lock-up agreements with the underwriters. In addition, certain members of Kanbay Acquisition, L.L.C. and Kanbay Investment, L.L.C., who will hold an aggregate of 1,505,745 shares upon the distribution of our shares to them by Kanbay Acquisition, L.L.C. and Kanbay Investment, L.L.C. after January 31, 2005, have also entered into lock-up agreements with the underwriters. Under these lock-up agreements, we and each of these persons may not, without the prior written consent of UBS Securities LLC, sell, offer to sell, contract or agree to sell, hypothecate, hedge, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any of our common stock, any securities convertible into or exercisable or exchangeable for our common stock or warrants or other rights to purchase our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. These lock-up agreements are subject to such stockholders' rights to transfer their shares of common stock as a bona fide gift or to a trust for the benefit of an immediate family member or to an affiliate, provided that such donee or transferee agrees in writing to be bound by the terms of the lock-up agreement. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release some or all of the affected securities from these lock-up agreements. For more information on these lock-up agreements, see "Underwriting—No sales of similar securities."

Our executive officers and directors and certain of our stockholders agreed to a 180-day lock-up period that began on July 22, 2004 in connection with the initial public offering of shares of our common stock. In connection with this offering, UBS Securities LLC has released the shares to be sold by the selling stockholders in this offering from the restrictions contained in the 180-day lock-up agreement entered into in connection with the initial public offering of shares of our common stock. The shares not sold by the selling stockholders in this offering will be subject to the 90-day lock-up agreement described above.

In connection with the initial public offering of shares of our common stock, some of our other stockholders, who will hold an aggregate of 14,386,427 shares of common stock upon completion of this offering, agreed to a 360-day lock up period that began on July 22, 2004. These stockholders have also agreed for a period that begins on July 17, 2005 and ends on July 12, 2006, that they will not in any consecutive 90-day period, without our prior written consent, offer, sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for, or any rights to acquire or purchase, our common stock, or publicly announce an intention to effect any of these transactions in excess of 25% of their aggregate holdings of our common stock. Certain of these stockholders will be allowed to distribute their shares of common stock to their members after January 31, 2005. Upon the distribution of shares after January 31, 2005, members who will receive 2,580,294 shares of common stock will be released from the 360-day lock-up agreement, and members who will receive 1,448,710 shares of common stock will continue to be bound by the terms of the 360-day lock-up agreement and will be allowed to pledge their shares of common stock; however, in connection with this offering, members who will receive 1,505,745 shares after January 31, 2005 will enter into the 90-day lock-up agreement described above. In connection with this offering, UBS Securities LLC has released the shares to be sold by the selling stockholders in this offering from the restrictions contained in the 360-day lock-up agreement entered into in connection with the initial public offering of shares of our common stock. The shares not sold by the selling stockholders in this offering will remain subject to the 360-day lock-up agreement.

The lock up period may be extended for up to 37 additional days under certain circumstances where we announce or pre-announce earnings or material news or a material event within approximately 18 days prior to, or approximately 16 days after, the termination of the lock up period.

Taking into account the lock-up agreements, and assuming UBS Securities LLC does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

  –>
  on the date of this prospectus, 12,979,700 shares will be immediately available for sale in the public market;

  –>
  90 days after the date of this prospectus, 4,296,163 shares will be eligible for sale, 215,522 of which will be subject to volume, manner of sale and other limitations under Rule 144; and

  –>
  the remaining 15,637,234 shares will be eligible for sale under Rule 144 from time to time upon the expiration of various one-year holding periods and the 360-day lock up period applicable to those shares.

In general, under Rule 144, a stockholder who owns restricted shares that have been outstanding for at least one year is entitled to sell, within any three-month period, a number of these restricted shares that does not exceed the greater of:

  –>
  one percent of the then outstanding shares of common stock, or approximately 329,131 shares immediately after this offering; or

  –>
  the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.

Our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, to sell shares of common stock which are not restricted securities.

Under Rule 144(k), a stockholder who is not currently, and who has not been for at least three months before the sale, an affiliate of ours and who owns restricted shares that have been outstanding for at least two years may resell these restricted shares without compliance with the above requirements. The one- and two-year holding periods described above do not begin to run until the full purchase price is paid by the person acquiring the restricted shares from us or an affiliate of ours.

After the closing of this offering, we will have outstanding options to purchase 8,287,680 shares of common stock to specified persons pursuant to our stock option plan and stock incentive plan. We filed a registration statement on Form S-8 to register the sale of 10,440,464 shares of common stock upon exercises of options granted or available for future grant under our stock option plan and stock incentive plan. The registration statement on Form S-8 became effective automatically upon filing.

Shares issued under our stock option plan and stock incentive plan may be sold in the open market, subject, in the case of some holders, to the Rule 144 limitations applicable to affiliates and the lock-up agreements. In addition, following this offering, the holders of 6,269,105 shares of our outstanding common stock, and holders of warrants to purchase 596,064 shares of our common stock will, under some circumstances, have rights to require us to register their shares for future sale.

Certain material U.S. income tax consequences to non-U.S. holders

The following summary describes certain material United States federal income tax consequences of the ownership and disposition of our common stock by a Non-U.S. Holder (as defined below) as of the date of this prospectus. This discussion does not address all aspects of United States federal income taxes and does not deal with estate, gift, foreign, state and local tax consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid U.S. federal income tax, investors in pass-through entities and certain former citizens or long-term residents of the United States that are subject to special treatment under the Code. Such entities and persons should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the Code), and regulations, rulings and judicial decisions thereunder as of the date of this prospectus, and such authorities may be repealed, revoked or modified with or without retroactive effect so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners in partnerships or other pass-through entities holding our common stock should consult their tax advisors.

The authorities on which this summary is based are subject to various interpretations, and any views expressed within this summary are not binding on the Internal Revenue Service (which we refer to as the IRS) or the courts. No assurance can be given that the IRS or the courts will agree with the tax consequences described herein. You should consult your own tax advisor regarding the tax consequences to you of the purchase, ownership and disposition of our common stock, including the tax consequences under state, local, foreign and other tax laws.

As used herein, a "Non-U.S. Holder" means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

  –>
  a citizen or resident of the United States,

  –>
  a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof,

  –>
  an estate, the income of which is subject to United States federal income taxation regardless of its source, or

  –>
  a trust (i) which is subject to primary supervision by a court situated within the United States and as to which one or more United States persons have the authority to control all substantial decisions of the trust, as described in section 7701(a)(30) of the Code, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

A "Non-U.S. Holder" does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

DIVIDENDS

Dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends will be required to (a) complete IRS Form W-8BEN (or appropriate substitute form) and certify, under penalty of perjury, that such holder is not a U.S. person and is eligible for the benefits with respect to dividends allowed by such treaty or (b) hold our common stock through certain foreign intermediaries or certain foreign partnerships and satisfy the certification requirements of applicable Treasury regulations. Special certification requirements apply to certain Non-U.S. Holders that are "pass-through" entities rather than individuals. A Non-U.S. Holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

The withholding tax may not apply to dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States. The withholding tax may also not apply to dividends paid to a Non-U.S. Holder where the dividends are attributable to a United States permanent establishment of the Non-U.S. Holder and a tax treaty provides that withholding taxes will not be applied to such dividends. Dividends effectively connected with the conduct of a trade or business, as well as those attributable to a United States permanent establishment of the Non-U.S. Holder under an applicable treaty, are subject to United States federal income tax on a net income basis in generally the same manner as if the Non-U.S. Holder were a U.S. person, as defined under the Code. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

GAIN ON DISPOSITION OF OUR COMMON STOCK

A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless:

  –>
  the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, or

  –>
  we are or have been a "U.S. real property holding corporation" for United States federal income tax purposes at any time within the five-year period preceding the disposition (or, if shorter, the Non-U.S. Holder's holding period).

We have determined that we are not a "U.S. real property holding corporation" for U.S. federal income tax purposes and do not anticipate becoming a "U.S. real property holding corporation." If we become a "U.S. real property holding corporation," so long as our common stock continues to be regularly traded on an established securities market, only a Non-U.S. Holder who holds or held directly, indirectly or by application of prescribed stock attribution rules (at any time during the shorter of the five-year period preceding the date of disposition or the holder's holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

INFORMATION REPORTING AND BACKUP WITHHOLDING

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons (currently at a rate of 28%) of the gross amount. Dividends paid to a Non-U.S. Holder will not be subject to backup withholding if proper certification of foreign status (usually on an IRS Form W-8BEN) is provided or the holder is a corporation or one of several types of entities and organizations that qualify for exemption (an exempt recipient).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of shares of our common stock by a Non-U.S. Holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a Non-U.S. Holder sells shares of our common stock through a United States broker or the United States office of a foreign broker, the broker will be required to report the amount of proceeds paid to such holder to the IRS and to apply the backup withholding tax (currently at a rate of 28%) to the amount of such proceeds unless appropriate certification (usually on an IRS Form W-8BEN) is provided to the broker of the holder's status as either a non-U.S. person or an exempt recipient. Information reporting (and backup withholding if the appropriate certification is not provided) also applies if a Non-U.S. Holder sells its shares of our common stock through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Underwriting

The selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Robert W. Baird & Co. Incorporated and Janney Montgomery Scott LLC are the representatives of the underwriters. UBS Securities LLC is the sole book-running manager of this offering. We and the selling stockholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares

UBS Securities LLC
Robert W. Baird & Co. Incorporated
Janney Montgomery Scott LLC

Total	4,800,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

The common stock of the selling stockholders is offered subject to a number of conditions, including:

  –>
  receipt and acceptance of the common stock by the underwriters; and

  –>
  the underwriters' right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

The selling stockholders have granted the underwriters an option to buy up to an aggregate of 720,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option in whole or in part, they will each purchase additional shares from the selling stockholders approximately in proportion to the amounts specified in the table above. If the underwriters exercise this option in part, the selling stockholders will each sell shares to the underwriters approximately in proportion to the amounts specified in the "Principal and selling stockholders" section of this prospectus.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                  per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $                  per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

The selling stockholders will pay the underwriting discounts and commissions applicable to the shares that they sell. We will bear (i) Household Investment Funding, Inc.'s and Gordon & Glickson LLC's proportionate shares of the offering expenses and (ii) a portion of The Co-Investment 2000 Fund, L.P.'s proportionate share of the offering expenses in accordance with the terms of the registration rights agreement. The Co-Investment 2000 Fund, L.P. will bear the remaining portion of its proportionate share of the offering expenses. The other selling stockholders will bear the remaining portion of the offering expenses on a pro rata basis. The following table shows the per share and total underwriting discounts and commissions the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 720,000 shares from the selling stockholders.

Paid by selling stockholder(s)
	No exercise	Full exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by the selling stockholders, not including underwriting discounts and commissions, will be approximately $             million.

NO SALES OF SIMILAR SECURITIES

We have agreed with the underwriters that we will not, without the prior written consent of UBS Securities LLC, issue any additional shares of common stock or securities convertible into, exercisable for or exchangeable for shares of common stock for a period of 90 days after the date of this prospectus, except that we may grant options to purchase shares of common stock under our stock incentive plan and issue shares of common stock upon the exercise of outstanding options and warrants.

Each of our directors and executive officers and the selling stockholders who are not subject to the 360-day lock up period described below have entered into lock-up agreements with the underwriters. In addition, certain members of Kanbay Acquisition, L.L.C. and Kanbay Investment, L.L.C., who will hold an aggregate of 1,505,745 shares upon the distribution of our shares to them by Kanbay Acquisition, L.L.C. and Kanbay Investment, L.L.C. after January 31, 2005, have also entered into lock-up agreements with the underwriters. Under these lock-up agreements, we and each of these persons may not, without the prior written consent of UBS Securities LLC, sell, offer to sell, contract or agree to sell, hypothecate, hedge, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any of our common stock, any securities convertible into or exercisable or exchangeable for our common stock or warrants or other rights to purchase our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. These lock-up agreements are subject to such stockholders' rights to transfer their shares of common stock as a bona fide gift or to a trust for the benefit of an immediate family member or to an affiliate, provided that such donee or transferee agrees in writing to be bound by the terms of the lock-up agreement. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release some or all of the affected securities from these lock-up agreements.

In connection with the initial public offering of shares of our common stock, some of our other stockholders, who will hold an aggregate of 14,386,427 shares of common stock upon completion of this offering, agreed to a 360-day lock up period that began on July 22, 2004. These stockholders have also agreed for a period that begins on July 17, 2005 and ends on July 12, 2006, that they will not in any consecutive 90-day period, without our prior written consent, offer, sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for, or any rights to acquire or purchase, our common stock, or publicly announce an intention to effect any of these transactions in excess of 25% of their aggregate holdings of our common stock. Certain of these stockholders will be allowed to distribute their shares of common stock to their members after January 31, 2005. Upon the distribution of shares after January 31, 2005, members who will receive 2,580,294 shares of common stock will be released from the 360-day lock-up agreement, and members who will receive 1,448,710 shares of common stock will continue to be bound by the terms of the 360-day lock-up agreement and will be allowed to pledge their shares of common stock; however, in connection with this offering, members who will receive 1,505,745 shares will enter into the 90-day lock-up agreement described above.

The lock up period may be extended for up to 37 additional days under certain circumstances where we announce or pre-announce earnings or material news or a material event within approximately 18 days prior to, or approximately 16 days after, the termination of the lock up period.

In connection with our initial public offering and pursuant to NASD Rule 2710(g)(1), The Co-Investment 2000 Fund, L.P. agreed that for a period of 180 days following the effective date of the initial public offering none of the 46,778 shares of our common stock that are attributable to Janney Montgomery Scott LLC by virtue of its interest in The Co-Investment 2000 Fund, L.P. would be sold, transferred, pledged or hypothecated or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such shares by any person.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ NATIONAL MARKET QUOTATION

Our common stock is listed on the Nasdaq National Market under the symbol "KBAY."

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

  –>
  stabilizing transactions;

  –>
  short sales;

  –>
  purchases to cover positions created by short sales;

  –>
  imposition of penalty bids; and

  –>
  syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked short sales," which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

AFFILIATIONS

Certain of the underwriters and their affiliates may provide from time to time certain commercial banking, financial advisory, investment banking and other services for us which they will be entitled to receive separate fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business. In addition, Janney Montgomery Scott LLC owns one-third of the limited partnership interests of Co-Invest Management LLP, which is the general partner of The Co-Investment 2000 Fund, L.P., a selling stockholder in this offering.

Legal matters

The validity of the common stock the selling stockholders are offering hereby has been passed upon for us and certain other legal matters with respect to this offering will be passed upon for us by Gordon & Glickson LLC, Chicago, Illinois. Mark L. Gordon, one of our directors, is an attorney with Gordon & Glickson LLC where he has been a member, or an equivalent position, since August 1979, and currently serves as its Chairman. Mr. Gordon owns 2,000 shares of our common stock and holds options to purchase 111,762 shares of our common stock, and Gordon & Glickson LLC owns 67,094 shares of our common stock. Certain other legal matters with respect to this offering will be passed upon for us by Winston & Strawn LLP, Chicago, Illinois. Certain legal matters with respect to this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

Experts

The consolidated financial statements and schedule of Kanbay as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports, given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements of SSS as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of such firm as experts in auditing and accounting.

Where you can find additional information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and any amendments with respect to the common stock we are offering hereby. This prospectus is a part of the registration statement and includes all of the information which we believe is material to you in considering whether to make an investment in our common stock. We refer you to the registration statement for additional information about us, our common stock and this offering, including the full texts of the exhibits, some of which have been summarized in this prospectus. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete. With respect to each such contract or other document filed as a part of the registration statement, reference is made to the exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. The registration statement is available for inspection and copying at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that makes available the registration statement. The address of the SEC's Internet site is http://www.sec.gov. As a result of this offering, we will be required to file reports and other information with the Securities and Exchange Commission pursuant to the informational requirements of the Securities Exchange Act of 1934.

Kanbay International, Inc.

INDEX TO HISTORICAL

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements of
Kanbay International, Inc.

Unaudited Consolidated Financial Statements of
Kanbay International, Inc.

Consolidated balance sheets at December 31, 2003 and September 30, 2004 (unaudited)	F-26
Unaudited consolidated statements of income for the nine months ended September 30, 2003 and September 30, 2004	F-27
Unaudited consolidated statements of cash flows for the nine months ended September 30, 2003 and September 30, 2004	F-28
Notes to unaudited consolidated financial statements	F-29

Consolidated Financial Statements of
SSS Holdings Corporation Limited

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-33
Consolidated profit and loss accounts for the years ended December 31, 2001, 2002 and 2003	F-34
Consolidated statement of total recognised gains and losses for the years ended December 31, 2001, 2002 and 2003	F-35
Consolidated balance sheets at December 31, 2002 and 2003	F-36
Consolidated cash flow statements for the years ended December 31, 2001, 2002 and 2003	F-37
Notes to the consolidated financial statements	F-38

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Kanbay International, Inc.

We have audited the accompanying consolidated balance sheets of Kanbay International, Inc. as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kanbay International, Inc. at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 2 and 3 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill.

Ernst & Young LLP
Chicago, Illinois February 27, 2004, except as to Note 16, as to which the date is June 15, 2004

Kanbay International, Inc.

CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

			Pro forma stockholders' equity at December 31, 2003 (See Note 16)
	December 31
	2002	2003

			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,127	$17,419
Accounts receivable—related parties	4,855	2,820
Accounts receivable—third parties	5,675	7,649
Employee and other receivables	260	590
Deferred income taxes	—	844
Prepaid expenses and other	2,636	4,147

Total current assets	23,553	33,469
Property and equipment:
Land and building	3,134	3,486
Computer equipment	7,484	10,675
Computer software	2,506	3,365
Furniture and fixtures	2,116	3,687
Leasehold improvements	1,682	1,754

	16,922	22,967
Less accumulated depreciation	8,365	11,652

	8,557	11,315
Investment in affiliate	18,858	22,185
Deferred income taxes	—	1,350
Other assets	161	40

Total assets	$51,129	$68,359

Liabilities and stockholders' equity
Current liabilities:
Bank lines of credit	$353	$—
Accounts payable	2,518	2,312
Amounts due to subcontractors	199	368
Deferred revenue	2,000	2,629
Accrued liabilities	10,041	15,542
Long-term debt due within one year	673	—
Amounts due related parties	652	—

Total current liabilities	16,436	20,851
Long-term debt	1,088	—
Other liabilities	275	—

Total liabilities	17,799	20,851
Stock subject to repurchase	8,521	—
Commitments
Stockholders' equity:
Series A-1 Preferred Stock, par value $0.001 per share, 402,857 shares authorized, 35,000 shares issued and outstanding (liquidation preference of $133 and $139 in 2002 and 2003, respectively)	—	—
Series A-2 Preferred Stock, par value $0.001 per share, 3,298,333 shares authorized, 2,871,004 and 3,298,333 shares issued and outstanding in 2002 and 2003, respectively (liquidation preference of $12,514 and $13,119 in 2002 and 2003, respectively)	3	3
Common Stock, par value $0.001 per share, 200,000,000 shares authorized, 19,688,724 and 20,725,776 shares issued and outstanding in 2002 and 2003, respectively; 26,934,774 shares pro forma (unaudited)	20	21	$27
Additional paid-in capital	53,876	54,570	54,567
Accumulated deficit	(30,759)	(10,800)	(10,800)
Cumulative foreign currency translation adjustments	1,669	3,714	3,714

Total stockholders' equity	24,809	47,508	$47,508

Total liabilities and stockholders' equity	$51,129	$68,359

See accompanying notes

Kanbay International, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands except per share amounts)

	Year ended December 31
	2001	2002	2003

Net revenues—related parties	$38,001	$50,253	$70,942
Net revenues—third parties	31,653	32,336	36,211

Total revenues	69,654	82,589	107,153
Cost of revenues	39,786	46,977	58,675

Gross profit	29,868	35,612	48,478
Sales and marketing expenses	7,176	6,129	11,420
General and administrative expenses	21,368	22,056	24,072
Stock compensation expense	2,521	1,571	1,354

Total selling, general and administrative expenses	31,065	29,756	36,846
Depreciation and amortization	2,437	2,682	3,308
Loss on sale of fixed assets	57	38	36

Income (loss) from operations	(3,691)	3,136	8,288
Other income (expense):
Interest expense	(335)	(424)	(287)
Interest income	62	17	39
Foreign exchange gain (loss)	(31)	69	(120)
Equity in earnings of affiliate	861	2,241	2,046
Loss on investment	(644)	—	—
Other, net	8	6	21

	(79)	1,909	1,699

Income (loss) before income taxes and cumulative effect of accounting change	(3,770)	5,045	9,987
Income tax expense (benefit)	18	226	(1,452)

Income (loss) before cumulative effect of accounting change	(3,788)	4,819	11,439
Cumulative effect of accounting change	—	(2,043)	—

Net income (loss)	(3,788)	2,776	11,439
Dividends on preferred stock	(608)	(608)	(608)
(Increase) decrease in carrying value of stock subject to repurchase	(676)	4,077	3,063

Income (loss) available to common stockholders	$(5,072)	$6,245	$13,894

Income (loss) per share of common stock:
Basic	$(0.25)	$0.30	$0.68
Diluted	(0.25)	0.23	0.50
Pro forma income per share of common stock:
Basic			$0.43
Diluted			$0.40
The composition of stock compensation expense is as follows:
Cost of revenues	$728	$772	$573
Sales and marketing expenses	261	260	256
General and administrative expenses	1,532	539	525

	$2,521	$1,571	$1,354

See accompanying notes

Kanbay International, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(dollars in thousands)

							Cumulative foreign currency translation adjustments
	Preferred stock		Common stock		Additional paid-in capital
						Accumulated deficit		Stockholders' equity
	Shares	Amount	Stock	Amount

Balance at December 31, 2000	2,387,485	$3	18,722,889	$10	$49,943	$(33,066)	$631	$17,521
Distributions	—	—	—	—	—	(82)	—	(82)
Stock compensation expense	—	—	—	—	2,521	—	—	2,521
Cost of common units forfeited	—	—	—	—	(125)	—	—	(125)
Expiration of repurchase rights on stock subject to repurchase	145,848	—	271,672	—	—	—	—	—
Change in fair value of stock subject to repurchase	—	—	—	—	—	(676)	—	(676)
Change in ownership of investment in affiliate and other	—	—	—	—	(117)	—	—	(117)
Comprehensive loss:
Net loss	—	—	—	—	—	(3,788)	—	(3,788)
Foreign currency translation adjustments	—	—	—	—	—	—	(661)	(661)

Total comprehensive loss	—	—	—	—	—	—	—	(4,449)

Balance at December 31, 2001	2,533,333	3	18,994,561	10	52,222	(37,612)	(30)	14,593
Expiration of repurchase rights on stock subject to repurchase	372,671	—	694,174	1	—	—	—	1
Change in fair value of stock subject to repurchase	—	—	—	—	—	4,077	—	4,077
Stock compensation expense	—	—	—	—	1,571	—	—	1,571
Change in ownership of investment in affiliate and other	—	—	—	—	92	—	—	92
Effect of stock dividend	—	—	(11)	9	(9)	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	2,776	—	2,776
Foreign currency translation adjustments	—	—	—	—	—	—	1,699	1,699

Total comprehensive income	—	—	—	—	—	—	—	4,475

Balance at December 31, 2002	2,906,004	3	19,688,724	20	53,876	(30,759)	1,669	24,809
Repurchase and retirement of stock subject to repurchase	—	—	—	—	(1,118)	—	—	(1,118)
Expiration of repurchase rights on stock subject to repurchase	427,329	—	596,990	1	(1)	8,520	—	8,520
Stock compensation expense	—	—	—	—	1,354	—	—	1,354
Change in ownership of investment in affiliate and other	—	—	—	—	(90)	—	—	(90)
Exercise of stock options	—	—	440,062	—	559	—	—	559
Impact of tax deduction less than stock compensation expense, net	—	—	—	—	(10)	—	—	(10)
Comprehensive income:
Net income	—	—	—	—	—	11,439	—	11,439
Foreign exchange currency adjustments	—	—	—	—	—	—	2,045	2,045

Total comprehensive income	—	—	—	—	—	—	—	13,484

Balance at December 31, 2003	3,333,333	$3	20,725,776	$21	$54,570	$(10,800)	$3,714	$47,508

See accompanying notes

Kanbay International, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31
	2001	2002	2003

OPERATING ACTIVITIES
Net income (loss)	$(3,788)	$2,776	$11,439
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,436	2,771	3,308
Cumulative effect of accounting change	—	2,043	—
Amortization of debt discount	91	—	—
Loss on sale of fixed assets	76	39	39
Equity in earnings of affiliate	(861)	(2,241)	(2,046)
Stock compensation expense	2,521	1,571	1,354
Deferred income taxes	—	—	(2,194)
Loss on investment	644	—	—
Tax deduction less than stock compensation expense, net	—	—	(10)
Changes in operating assets and liabilities:
Accounts receivable	435	(1,886)	652
Other current assets	(402)	(411)	(1,289)
Accounts payable	(117)	(5)	(529)
Other current liabilities	1,621	3,100	4,041

Net cash provided by operating activities	2,656	7,757	14,765
INVESTING ACTIVITIES
Additions to property and equipment	(4,409)	(2,773)	(5,997)
Proceeds from sale of assets	28	32	14
Investment in affiliate	(67)	—	—
Dividends received from affiliate	1,060	1,215	763

Net cash used in investing activities	(3,388)	(1,526)	(5,220)
FINANCING ACTIVITIES
(Payments on) proceeds from line of credit, net	382	(415)	(406)
(Payments on) proceeds from long-term debt, net	1,165	(919)	(1,773)
Payments on amounts due related parties, net	(98)	(78)	(653)
Proceeds from exercise of stock options	—	—	559
Distributions to former unitholders	(82)	—	—

Net cash (used in) provided by financing activities	1,367	(1,412)	(2,273)
Effect of exchange rates on cash	50	(32)	20

Increase in cash and cash equivalents	685	4,787	7,292
Cash and cash equivalents at beginning of year	4,655	5,340	10,127

Cash and cash equivalents at end of year	$5,340	$10,127	$17,419

NONCASH INVESTING AND FINANCING ACTIVITIES
Accrued liability for cost of common unit forfeited	$125	$—	$—
Acquisition of software and maintenance in exchange for deferred payment arrangement	$—	$825	$—
Accrued liability for repurchase of common stock	$—	$—	$1,118

See accompanying notes

Kanbay International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2002 and 2003
(dollars in thousands, except share and per share amounts)

1.    Significant accounting policies

Description of business

Kanbay International, Inc. (the "Company") is a global provider of information technology services and solutions dedicated to the financial services industry. The Company combines technical expertise with in-depth industry knowledge to offer a comprehensive suite of services, including business process and technology advice, software package selection and integration, application development, maintenance and support, network and system security and specialized services, through its global delivery model. The Company provides services primarily to card issuers, commercial and retail lending institutions, securities and investment management firms and insurance companies in North America, Asia-Pacific and Europe.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries, after elimination of significant intercompany accounts and transactions.

The Company accounts for its interest (49.2% at December 31, 2002 and 49.06% at December 31, 2003) in SSS Holdings Corporation Limited (SSS), a company based in the United Kingdom, under the equity method of accounting. Under the equity method of accounting, the Company's share of income or loss of SSS is recorded as "equity in earnings of affiliate" in the consolidated statements of operations. The Company accounts for any gains or losses arising from the issuance by SSS of its own stock, principally related to the exercise of stock options, as a direct charge or credit to additional paid-in-capital.

Stock split

On June 15, 2004, the Company's Board of Directors effectuated a 1.8627 for 1 stock split of the Company's Common Stock in the form of a stock dividend to stockholders (see Note 16). All references in the accompanying financial statements and notes to Common Stock, including number of shares authorized and outstanding, price per share, per share amounts, and stock option data, have been restated to reflect the split.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Accounts receivable

The collectibility of the Company's accounts receivable is based upon a combination of factors. In circumstances where a specific customer is unable to meet its financial obligations (e.g., bankruptcy filings), a specific reserve for bad debts is recorded against amounts due to reduce the net recognized receivable to the amount reasonably expected to be collected. For all other customers, reserves for bad debts are based on historical collection experience.

The allowance for doubtful accounts at December 31, 2002 and 2003 totaled $874 and $659, respectively.

Property and equipment

Property and equipment, including software acquired for internal use and assets under capital leases, are stated at cost. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Buildings	28 years
Computer equipment	3 years
Computer software	3 years
Furniture and fixtures	7 years
Leasehold improvements	2 – 7 years

Goodwill

Prior to 2002, goodwill was being amortized on a straight-line basis over its estimated useful life of 15 years. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142 goodwill and indefinite-lived intangibles are no longer amortized but are reviewed for impairment at least annually.

Impairment of long-lived assets

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment.

Income taxes

The Company recognizes deferred tax assets and liabilities for the future tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets are reduced by a valuation allowance if, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period. The estimates utilized in the recognition of deferred tax assets are subject to revision in future periods based on new facts or circumstances.

Foreign currency translation

The financial statements of Kanbay Software (India) Private Limited, which has the U.S. dollar as its functional currency, are remeasured into U.S. dollars using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets. Adjustments from remeasurement are included in operations.

All of the Company's other international subsidiaries use the local currency as their functional currency. Accordingly, assets and liabilities are translated into U.S. dollars at exchange rates as of the balance sheet date, and revenues and expenses are translated at weighted average exchange rates. The adjustments resulting from translation are included as a component of stockholders' equity.

Revenue recognition

The Company provides business process and technology services, software package selection and integration services, application development, maintenance and support services, network and system security services, and specialized services. The Company does not track, market or sell its services based on these categories. The Company's engagements often involve aspects of more than one service. However, each engagement consists of a single deliverable. Each of these services are described below followed by a description of the Company's methods of recognizing revenues from these services.

Business Process and Technology Services—The Company assists its clients by first understanding their business objectives and then informing clients of the options available and recommending the solution that is most appropriate to accomplish their objectives. These services are provided either on a time-and-materials or a fixed-price basis as described below.

Software Package Selection and Integration Services—The Company assists clients in the selection and/or integration of large software packages developed by third party vendors. The Company does not sell licenses for these third party software vendors nor does the Company receive any form of compensation from the third party software vendors in delivering these services. All selection and integration services are provided either on a time-and-materials or a fixed-price basis as described below.

Application Development, Maintenance and Support Services—The Company provides services associated with the custom development, maintenance and support of software for its clients. The Company does not develop software for resale. All development is specific to a client's needs and the client retains the intellectual property rights to the software. Maintenance and support may be provided on the software the Company has developed for the client or on software otherwise acquired by the client. Separate contractual agreements are entered into for maintenance provided on software custom developed by the Company for its clients, and these maintenance agreements are not entered into contemporaneously with software development agreements. Services are provided either on a time- and-materials or a fixed-price basis as described below.

Network and Systems Security Services—The Company consults with its clients on internet security assessment and strategy, developing internet security solutions and reviewing and monitoring internet security on an ongoing basis. The Company also implements network and system security solutions such as identity authentication, encryption, firewalls, intrusion detection, anti-virus shields, virtual private network, content management, application traffic management and biometrics. In addition, the Company sells third party software products and sells maintenance contracts on that software. The consulting and implementation services are provided either on a time-and-materials or a fixed-price basis as described below. The third party software sold by the Company is installed by the client. Revenues from the sale of third party software licenses are recognized in the period in which the licenses are delivered. The revenues from third party software sales and third party maintenance agreement sales are recorded on a gross basis in accordance with EITF 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent." The Company recognizes the revenue allocable to software licenses upon delivery of the software product to the end-user, unless the fee is not fixed or determinable, collectibility is not probable or a signed agreement is not in effect. The maintenance agreements sold require the Company to provide some first line support before issues are escalated to the software vendor for further support and are sold under separate agreements from the sale of third party software. When contemporaneous transactions occur, the Company allocates revenue to the software and the maintenance agreement based on vendor specific objective evidence. The Company is not responsible for providing upgrades or enhancements to the products. The maintenance agreements generally cover a period of twelve months from the date of sale. Revenues from maintenance agreements are amortized over the term of the agreement. The unrecognized portion of the revenue at the end of each accounting period is recorded as deferred revenue.

Specialized Services—These services include Business Intelligence, Application Management Outsourcing, and Application Testing and Validation. In the performance of these services, the Company may use certain software tools. These tools are not sold to the client, but rather are used internally to facilitate the work. These services are provided either on a time-and-materials or a fixed-price basis as described below. Application Management Outsourcing is a new service offering for the Company and may result in more complex types of contractual arrangements than the Company has historically undertaken. It is possible that some of the engagements may involve multiple deliverables, in which case the Company will record revenues in accordance with EITF 00-21.

As referenced above, the Company's services are provided on either a time-and-materials or a fixed-price basis. Revenues related to time-and-materials contracts are recognized as the service is performed.

Revenues related to fixed-price contracts, which primarily relate to application development and enhancement projects, are recognized as the service is performed using the proportionate performance method of accounting, under which the sales value of performance, including estimated earnings thereon, is recognized on the basis of the percentage that each contract's cost to date bears to the total estimated cost. In general, fixed-price contracts are cancelable subject to a specified notice period. All services provided through the date of cancellation are due and payable under the contract terms. The Company invoices fixed-price contracts based upon the terms of the contract or upon achievement of milestones during the project. Differences between the timing of billings and the recognition of revenue are recognized as either unbilled or deferred revenue. The Company does not incur significant up-front costs associated with fixed-price contracts and all costs related to the services provided are expensed as incurred. Estimates are subject to adjustment as a project progresses to reflect changes in expected completion costs or dates. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known and any anticipated losses on contracts are recognized immediately. Warranty provisions exist under some contracts, which generally exist for a period ranging from 30 to 90 days past contract completion. If warranty provisions exist, they are included in the total estimated cost when calculating proportionate performance, however, a reserve is not maintained as the amounts of such potential warranty obligations are not material. Failure to accurately estimate the resources and time required for a fixed-price project, or failure to complete contractual obligations within the time frame committed, could have a material adverse effect on the Company's results of operations and financial condition. In addition, certain contracts require the Company to provide a fixed number of hours of service per year, but do not contain defined deliverables. Revenues from these contracts are also recognized on the same proportionate performance basis.

Revenues related to services performed without a signed agreement or work order are not recognized until there is evidence of an agreement, such as when agreements or work orders are signed, or if collection is uncertain, when payment is received; however, the cost related to the performance of these services is recognized in the period the services are rendered. Services provided without a signed agreement or work order have been time and material engagements with existing clients under a master services agreement. Billings to these clients are based on established terms with the clients and processes are in place to ensure that the client has ordered and accepted the services provided before revenue is recognized.

For all services, revenue is recognized when, and if, evidence of an arrangement is obtained and the other criteria to support revenue recognition are met, including the price is fixed and determinable, services have been rendered and collectibility is reasonably assured.

Reimbursements received for out of pocket expenses incurred are included in revenues and cost of revenues and totaled $436, $969 and $524 during 2001, 2002 and 2003, respectively.

Advertising costs

Advertising costs are charged to operations as incurred and totaled $150, $108 and $188 during 2001, 2002 and 2003, respectively.

Derivatives

The Company accounts for derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement requires the Company to recognize all derivatives in the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through operations. If the Company elects to account for a derivative as a hedge, depending on the nature of the hedge, changes in the fair value of such derivatives are either offset against the change in the fair value of the respective assets or liabilities through operations, or recognized in other comprehensive income until the hedged item is recognized in operations.

Stock options

The Company has one stock-based employee compensation plan (see Note 12). SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. For options granted where the number of shares is fixed and the exercise price of the stock options equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized. For options granted where the number of shares is fixed and the exercise price is less than the market price of the underlying stock on the date of grant, the Company has recognized stock compensation expense for the difference between the market price and the exercise price over the vesting period using the straight line method.

Had compensation cost been determined based upon the fair value at the grant date for awards under the plans based on the provisions of SFAS No. 123, the Company's pro forma earnings and earnings per share would have been as follows:

	Year ended December 31
	2001	2002	2003

Net income (loss), as reported	$(3,788)	$2,776	$11,439
Compensation expense, as reported	2,521	1,571	1,354
Compensation expense, under the fair value method	(748)	(1,156)	(617)

Pro forma net income (loss)	$(2,015)	$3,191	$12,176

Pro forma net income (loss) available to common stockholders—basic	$(3,299)	$6,660	$14,631

Pro forma net income (loss) available to common stockholders—diluted	$(3,299)	$7,268	$15,239

	Year ended December 31
	2001	2002	2003

Income (loss) per share:
As reported:
Basic	$(0.25)	$0.30	$0.68
Diluted	(0.25)	0.23	0.50
Pro forma:
Basic	$(0.16)	$0.33	$0.71
Diluted	(0.16)	0.25	0.53

The fair value of each stock option grant is estimated on the date of grant using the Black – Scholes option pricing model with the following assumptions:

	Year ended December 31
	2001	2002	2003

Dividend yield	0%	0%	0%
Average expected option life	5 years	5 years	5 years
Risk-free interest rate	5.63%	5.43%	4.96%
Expected volatility	70%	70%	70%

Based on these assumptions, the weighted-average fair value of the options granted was $.38 in 2001, $1.57 in 2002 and $1.47 in 2003.

Because of the use of highly subjective assumptions, the pro forma disclosures are not likely to be representative of the effects on reported net income or loss in future years.

Income (loss) per share of common stock

The following table sets forth the computation of basic and diluted income (loss) per share of common stock:

	Year ended December 31
	2001	2002	2003

Basic:
Net income (loss), as reported	$(3,788)	$2,776	$11,439
Dividends on preferred stock	(608)	(608)	(608)
(Increase) decrease in carrying value of stock subject to repurchase	(676)	4,077	3,063

Income (loss) available to common stockholders	$(5,072)	$6,245	$13,894

Weighted-average number of shares of common stock outstanding	20,484,721	20,484,721	20,492,101

Basis income (loss) per share	$(0.25)	$0.30	$0.68

Diluted:
Net income (loss)	$(3,788)	$2,776	$11,439
(Increase) decrease in carrying value of stock subject to repurchase	(676)	4,077	3,063

	$(4,464)	$6,853	$14,502

Weighted-average number of shares of common stock outstanding	20,484,721	20,484,721	20,492,101
Effect of conversion of preferred stock	—	6,208,998	6,208,998
Effect of dilutive stock options and warrants	—	2,613,841	2,086,961

Denominator for diluted earnings per share calculation	20,484,721	29,307,560	28,788,060

Diluted income (loss) per share	$(0.25)	$0.23	$0.50

Securities that are not included in the computation of diluted loss per share as their impact is antidilutive:
Convertible preferred stock	6,208,998	—	—
Stock options and warrants	5,889,447	435,136	435,136

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximated fair value as of December 31, 2002 and 2003, due to the short maturities of these instruments. The carrying amount of long-term debt approximated fair value as of December 31, 2002 and 2003, based on current rates offered to the Company for debt with the same or similar maturities.

New accounting standards

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities" which requires the consolidation of variable interest entities (VIEs). VIEs are entities for which control is achieved through means other than voting rights. The consolidation requirements of FIN No. 46 were applicable immediately to all VIEs in which an interest was acquired after January 31, 2003. The Company is not party to any VIE arrangements.

2.    Cumulative Effect of Accounting Change

        Effective January 1, 2002, the Company adopted SFAS No. 142. Under SFAS No. 142, goodwill is deemed to be impaired if the net book value of a reporting unit exceeds its estimated fair value. Upon adoption of SFAS No. 142, the Company recorded a noncash charge of $2,043 to reduce the carrying value of goodwill of the reporting unit in Australia to zero. The Company estimated the fair value of the reporting unit in Australia by discounting estimated future cash flows. This reporting unit had operated at a loss and had generated negative cash flows from operations since its acquisition by the Company in October 1999. This charge is reported as a cumulative effect of accounting change in the consolidated statement of operations for the year ended December 31, 2002.

As required by SFAS No. 142, the results of operations for periods prior to its adoption have not been restated. The following table reconciles reported net loss and loss per share to as adjusted net income and loss per share that would have resulted for the year ended December 31, 2001 if SFAS No. 142 had been adopted effective January 1, 2001.

2001
Net loss, as reported	$(3,788)
Goodwill amortization	1,423

Net loss, as adjusted	$(2,365)

Loss available to common stockholders, as adjusted	$(3,649)

Loss per share:
As reported:
Basic	$(0.25)
Diluted	(0.25)
As adjusted:
Basic	$(0.18)
Diluted	(0.18)

3.    Investment in Affiliate

        On November 30, 2000, the Company acquired a 49.44% interest in SSS for 2,086,697 shares of its Common Stock valued at $15,941. The Company accounts for its investment in SSS under the equity method and has included its share of the net income of SSS since the date of acquisition, net of goodwill amortization in 2001, in operations. Prior to the adoption of SFAS No. 142 (see Note 2), the Company amortized the excess of its investment in SSS over its interest in the underlying net assets of SSS as of the date of acquisition of $14,296, on a straight-line basis over ten years.

Changes in the carrying value of SSS consist of the following:

	2002	2003

Carrying value in SSS at beginning of year	$15,961	$18,858
Equity in earnings of SSS	2,241	2,046
Cash dividend received from SSS	(1,215)	(763)
Foreign currency translation adjustments	1,779	2,134
Change in ownership percentage and other	92	(90)

Carrying value in SSS at end of year	$18,858	$22,185

In accordance with SFAS No. 142, the Company no longer amortizes the excess of its investment in SSS over its interest in SSS's underlying assets determined at the November 30, 2000, date of acquisition. The carrying value of the Company's equity investment in SSS will continue to be tested for impairment in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.

Condensed statement of operations and balance sheet information of SSS are presented below. All amounts are presented in accordance with accounting principles generally accepted in the United States. In addition, the assets and liabilities of SSS have been translated at exchange rates as of the balance sheet date and revenues and expenses of SSS have been translated at weighted-average exchange rates.

	Year ended December 31
	2001	2002	2003

Condensed statement of operations information
Net revenues	$35,870	$44,081	$54,684
Net income	4,111	4,761	4,053
	December 31
	2002	2003

Condensed balance sheet information
Current assets	$8,960	$13,971
Non-current assets	5,813	10,057

Total assets	$14,773	$24,028

Current liabilities	$5,723	$9,838
Long-term liabilities	240	1,706
Stockholders' equity	8,810	12,484

Total liabilities and stockholders' equity	$14,773	$24,028

Prior to 2001, the Company had a 40% investment in Apogon, Inc., a development stage company. In December 2001, the Company determined the investment to be impaired and wrote off the investment balance of $644, which is included as a charge in the statement of operations for the year ended December 31, 2001.

4.    Lines of Credit

        The Company has a credit facility, which provides for a $7,500 revolving line of credit maturing on April 30, 2005. Borrowings under the revolving line of credit are limited to the borrowing base, as defined in the credit facility, and bear interest at 1/2 to 1 1/2 percentage points over prime based on the profitability of the Company. The credit facility also provides for a $3,500 sub limit for letters of credit. There were no outstanding borrowings on the revolving line of credit at December 31, 2002 or 2003. Letters of credit outstanding at December 31, 2003 totaled $78. The credit facility also requires the Company to maintain certain financial covenants, including minimum profitability and a minimum quick ratio.

Kanbay Pty Ltd maintained an overdraft facility under which $353 was outstanding at December 31, 2002. Outstanding balances on the overdraft facility accrued interest at 2.5% above the National Australian Bank Lending Indicator Rate at the time the funds are drawn. The outstanding borrowings at December 31, 2002, were accruing interest at 11.4%. The overdraft facility was secured by a mortgage on all of the assets of Kanbay Pty Ltd. This facility was no longer maintained at December 31, 2003.

5.    Amounts Due Related Parties

        Amounts due related parties consists of the following:

	December 31
	2002	2003

Note payable to stockholder, interest at 7.4%, due in monthly payments of $3	$25	$—
Note payable to stockholder, interest at 6%, due on demand	200	—
Notes payable to stockholder, non interest bearing, due on demand	331	—
Other related party loans	96	—

	652	—
Less current portion	652	—

	$—	$—

6.    Long-Term Debt

        Long-term debt consists of the following:

	December 31
	2002	2003

Foreign debt	$1,680	$—
Capital leases	81	—

	1,761	—
Less current portion	673	—

	$1,088	$—

The foreign debt consisted of a bank loan to Kanbay Software (India) Private Limited. The loan was repaid in October 2003.

Interest paid by the Company totaled $261 (including $36 paid to related parties) during 2001, $424 (including $33 paid to related parties) during 2002 and $292 (including $5 paid to related parties) during 2003.

7.    Accrued Liabilities

        Accrued liabilities consist of the following:

	December 31
	2002	2003

Accrued bonus and commissions	$3,292	$5,808
Accrued vacation	1,416	2,118
Accrued salaries, withholding and taxes	1,345	1,742
Obligation for common stock repurchase	—	1,118
Other	3,988	4,756

	$10,041	$15,542

8.    Income Taxes

        The components of income tax expense (benefit) are as follows:

	Years ended December 31
	2001	2002	2003

Current:
Federal	$—	$—	$729
State	4	94	127
Foreign	14	132	215
Deferred	—	—	(2,523)

	$18	$226	$(1,452)

Income tax expense (benefit) differs from the U.S. federal statutory rate due to the following items:

	Years ended December 31
	2001	2002	2003

Provision at U.S. federal statutory rate	$(1,282)	$1,715	$3,396
State taxes, net of federal effect	(94)	135	242
Foreign tax holiday	(302)	(655)	(1,637)
Undistributed earnings of SSS	—	(402)	(510)
Foreign tax credit	—	—	(259)
Non-deductible items	501	326	470
Change in valuation allowance	1,204	(1,002)	(2,772)
Other	(9)	109	(382)

	$18	$226	$(1,452)

Components of income (loss) before income taxes were as follows:

	Years ended December 31
	2001	2002	2003

United States	$(2,353)	$3,374	$6,044
Foreign	(1,417)	1,671	3,943

	$(3,770)	$5,045	$9,987

Total taxes paid by the Company amounted to $9, $107 and $743 in 2001, 2002 and 2003, respectively.

The Company's Indian subsidiary, Kanbay Software (India) Private Limited ("KSIL"), is an export oriented company which, under the Indian Income Tax Act of 1961, is entitled to claim various tax holidays for a period of ten years with respect to its export profits. Substantially all of the earnings of KSIL are attributable to export profits and, therefore are currently substantially exempt from Indian income tax. These tax holidays will begin to expire in March 2005, and under current law, will be completely phased out by March 2009. The effect of the income tax holiday was to reduce income tax expense in 2001, 2002 and 2003 and decrease net loss in 2001 and increase net income in 2002 and 2003 by approximately $360, $655 and $1,742, respectively, and decrease diluted loss per share in 2001 and increase diluted income per share in 2002 and 2003 by $0.02, $0.02 and $0.06, respectively.

The Government of India recently enacted new transfer pricing rules and began audits of companies, including the Company, that may be subject to the new rules. The Company is uncertain whether the audits will result in adjustments to its Indian taxable income given the lack of precedent in applying the new rules. To the extent the Company's income is taxable in India, such adjustments would increase the Company's Indian tax liability and decrease its net income.

No provision for U.S. income taxes for foreign taxes has been made on the undistributed earnings of consolidated foreign subsidiaries as such earnings are considered to be permanently invested. At December 31, 2003, the undistributed earnings amounted to $11,647. Determination of the amount of unrecognized deferred tax liability on the undistributed earnings is not practicable. In addition, no provision or benefit for U.S. income taxes has been made on foreign currency translation gains or losses.

The tax effects of temporary differences of assets and liabilities between income and financial reporting are as follows:

	December 31
	2002	2003

Deferred tax assets:
Net operating loss carryforwards	$2,405	$1,898
Write-off of investment	245	250
Accrued vacation	398	553
Allowance for doubtful accounts	307	231
Stock compensation expense	1,430	1,383
Other	416	245

	5,201	4,560
Deferred tax liabilities:
Depreciation	(96)	(33)

	5,105	4,527
Valuation allowance	(5,105)	(2,333)

Net deferred tax asset	$—	$2,194

At December 31, 2003, the Company has foreign net operating loss carryforwards of approximately $6,859 which may be carried forward indefinitely. These operating loss carryforwards are subject to audit by the various taxing authorities.

The Company established a valuation allowance at December 31, 2002 and 2003, due to uncertainty regarding the realization of certain deferred tax assets, principally the net operating loss carryforwards in foreign countries and the investment write-off because the Company does not have an established history of profitability in the foreign tax jurisdictions and does not have an established history of generating capital gains in the United States. The reduction in the valuation allowance in 2003, was due principally to the utilization in full of net operating loss carryforwards in the United States.

Undistributed earnings of the Company's investment in SSS amounted to approximately $3,820 at December 31, 2003. Upon distribution of those earnings in the form of dividends or otherwise, the Company expects to have foreign tax credits available to offset any federal income tax liability. Accordingly, the Company has not recorded a deferred tax liability at December 31, 2003.

9.    Lease Commitments

        The Company leases various facilities and computer equipment under noncancelable operating leases. Total rent expense during the year ended December 31, 2001, 2002 and 2003, was $1,583, $1,473 and $1,678, respectively.

Future minimum payments under noncancelable operating leases with terms in excess of one year are $1,551 in 2004, $656 in 2005, $450 in 2006, $420 in 2007, $65 in 2008 and $0 thereafter.

10.    Benefit Plans

        Kanbay Incorporated, a wholly owned subsidiary of the Company, sponsors a defined-contribution plan that qualifies under Section 401(k) of the Internal Revenue Code. The plan covers all eligible employees of Kanbay Incorporated. Any subsidiary or affiliate, as defined in the plan document, of Kanbay Incorporated may also adopt the plan with the Company's consent. Participants in the plan may contribute up to 15% of their before-tax earnings to the plan. In addition, Kanbay Incorporated matched 40% of employee contributions up to 6% of the employee's annual salary during 2001, 2002 and 2003. The Company's expense related to the plan was $249, $268 and $296 during the year ended December 31, 2001, 2002 and 2003, respectively.

11.    Stockholders' Equity

        Holders of Series A-1 and Series A-2 Preferred Stock (collectively, the Preferred Stock) are entitled to receive a cash dividend of $.0005 per share per day. Each share of Series A-1 Preferred Stock is convertible at the option of the holder at any time into 1.8627 shares of Common Stock. Each share of Series A-2 Preferred Stock is convertible at the option of the holder at any time into 1.8627 shares of Common Stock. As described in Note 16, on June 15, 2004, all outstanding shares of Series A-1 and Series A-2 Preferred Stock were converted into Common Stock. Upon liquidation, holders of Preferred Stock are entitled to receive, prior to any distributions with respect to Common Stock, an amount equal to the greater of $3.00 per share plus any accrued but unpaid dividends or the amount to which each share of Preferred Stock would otherwise be entitled if such share were converted into Common Stock immediately prior to such liquidation. As of December 31, 2003, cumulative Preferred Stock dividends in arrears were $3,258 ($0.9774 per share of Preferred Stock).

Holders of Common Stock are entitled to one vote for each share held.

Holders of Preferred Stock are entitled to the number of votes, which the holder would cast if all shares of Preferred Stock were converted into Common Stock.

At December 31, 2003, the Company had the following warrants outstanding: (1) warrants to purchase 25,000 shares and 33,605 shares of Series A Preferred Stock at an exercise price of $6.25 and $8.75 per share, respectively, which expire in April 2007; (2) warrants to purchase 223,524 shares of Common Stock at an exercise price of $3.36 per share which expire in October 2009; and (3) warrants to purchase 372,540 shares of Common Stock at an exercise price of $7.64 per share which expire in September 2010.

An aggregate of 13,277,327 shares of Common Stock are reserved for: (1) the conversion of Series A-1 and A-2 Preferred Stock (6,208,998 shares); (2) the exercise of warrants (705,227 shares); and (3) the exercise of stock options (6,363,102).

In connection with certain agreements related to investments in the Company by Global Perspectives Limited, Overseas Asia Limited and Safeguard Scientifics, Inc., at December 31, 2002, the Company had 795,985 shares of Common Stock and 427,329 shares of Series A-2 Preferred Stock subject to repurchase at the option of the respective stockholders. These stockholders had the option to require the Company to repurchase these shares at a price determined pursuant to a formula specified in the agreements, which was based on a multiple of revenues. The fair value of this obligation has been reflected outside of stockholders' equity in the balance sheet at December 31, 2002. During 2003, 198,995 shares of Common Stock were redeemed by the Company and the repurchase obligation with respect to all remaining Common Stock and Series A-2 Preferred Stock expired.

12.    Stock Option Plan

        Options may be granted to employees, outside directors, and consultants under various stock option plans. Generally, outstanding options vest over periods not exceeding four years and expire ten years after the date of grant. In the event of a termination of employment (other than a result of death or disability), the vested portion of an Employee's options is forfeited 60 days after such termination and the unvested portion is immediately forfeited. In the event of a termination of employment as a result death or disability, the unvested portion of an Employee's option vests upon such event and the option is forfeited 1 year after such termination. In any case, the plan administration may authorize a change to such forfeiture provisions.

A summary of stock option activity is as follows:

	Shares Available for Grant	Options Outstanding	Price Per Share	Weighted- Average Exercise Price

December 31, 2000	496,435	5,285,495	$0.90 – 1.69	$1.35
Additional shares authorized	1,021,238
Options granted	(1,206,060)	1,206,060	1.69 – 3.46	2.38
Options canceled	1,307,335	(1,307,335)	0.90 – 1.69	1.44

December 31, 2001	1,618,948	5,184,220	0.90 – 3.46	1.57
Options granted	(470,331)	470,331	3.46	3.46
Options canceled	511,497	(511,497)	0.90 – 3.46	1.46

December 31, 2002	1,660,114	5,143,054	0.90 – 3.46	1.71
Options granted	(251,464)	251,464	3.46 – 4.07	3.59
Options exercised		(440,066)	0.90 – 1.45	1.27
Options canceled	332,538	(332,538)	0.90 – 3.46	1.45

December 31, 2003	1,741,188	4,621,914	$0.90 – 4.07	$1.88

The following table summarizes information about options outstanding at December 31, 2003:

Number Outstanding	Average Remaining Contractual Life	Weighted-Average Exercise Price	Options Exercisable

774,324	5.3 years	$0.90	774,324
1,868,511	5.7 years	1.45	1,848,478
786,953	7.0 years	1.69	455,411
470,331	7.2 years	3.46	188,598
470,331	8.2 years	3.46	117,582
195,583	9.1 years	3.46	—
55,881	9.7 years	4.07	—

4,621,914			3,384,393

13.    Segment Information and Significant Customers

        The Company operates in one line of business—providing information management consulting services. The Company earns a significant portion of their revenues from a limited number of customers. During the years ended December 31, 2001, 2002 and 2003, their largest customer accounted for 45.0%, 47.4% and 53.2% of net revenues and their second largest customer accounted for 9.6%, 13.5% and 13.0% of net revenues. Both of these customers are stockholders of the Company. The Company's five largest customers accounted for 70.7%, 74.7% and 80.7% of net revenues for the years ended December 31, 2001, 2002 and 2003, respectively. At December 31, 2002 and 2003, the

Company had two customers which collectively accounted for 53.3% and 58.5% of accounts receivable, respectively.

During 2001, the Company incurred a charge of $393 related to the write-off of accounts receivable for consulting services performed for one of these clients.

14.    Foreign Forward Exchange Contracts

        During 2002, the Company entered into several foreign exchange forward contracts to reduce its exposure with respect to certain future commitments and anticipated cash flows in Australia. The Company elected not to use hedge accounting. At December 31, 2002, the Company had contracts outstanding for the purchase of AUS $986 for $547 through March 2003. As of December 31, 2002, the fair market value of these contracts totaled AUS $969, and in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company recorded a charge to operations in 2002 of $10.

During 2003, the Company discontinued using foreign exchange forward contracts in Australia and has no contracts outstanding at December 31, 2003.

15.    Geographic Information

        The Company operates in various foreign countries. Net revenues based on billings from and total assets in these various countries are as follows:

	Year ended December 31, 2001
	Net Revenues	Intercompany Elimination	Consolidated Net Revenues

Australia	$10,560	$—	$10,560
Hong Kong	2,227	—	2,227
India	10,784	(10,779)	5
Japan	38	—	38
Singapore	643	—	643
United Kingdom	6,490	—	6,490
United States	49,691	—	49,691

	$80,433	$(10,779)	$69,654

	Year ended December 31, 2002
	Net Revenues	Intercompany Elimination	Consolidated Net Revenues

Australia	$11,662	$—	$11,662
Hong Kong	1,735	—	1,735
India	17,083	(17,083)	—
Japan	589	—	589
Singapore	981	—	981
United Kingdom	2,279	—	2,279
United States	65,343	—	65,343

	$99,672	$(17,083)	$82,589

	Year ended December 31, 2003
	Net Revenues	Intercompany Elimination	Consolidated Net Revenues

Australia	$10,583	$—	$10,583
Hong Kong	1,267	—	1,267
India	28,342	(28,284)	58
Japan	742	—	742
Singapore	1,939	—	1,939
United Kingdom	4,310	—	4,310
United States	88,254	—	88,254

	$135,437	$(28,284)	$107,153

	December 31
	2002	2003

Total assets:
Australia	$3,658	$3,397
Canada	—	34
Hong Kong	614	583
India	7,115	12,037
Japan	590	432
Singapore	473	990
United Kingdom	661	1,777
United States	38,018	49,109

	$51,129	$68,359

	December 31
	2002	2003

Net long-lived assets:
Australia	$316	$243
Canada	—	2
Hong Kong	26	24
India	5,632	8,459
Japan	7	34
Singapore	7	11
United Kingdom	—	2
United States	21,427	24,725

	$27,415	$33,500

16.    Subsequent Events

        On June 15, 2004, the Board of Directors of the Company effectuated the recapitalization of its capital structure. The recapitalization consisted of (a) the voluntary conversion of all outstanding shares of the Company's Series A-1 and A-2 Preferred Stock into shares of the Company's Class A Common Stock; (b) the reclassification of all of its then outstanding shares of Class A Common Stock into a newly-reclassified and redesignated class of Common Stock; (c) the authorization of a new class of preferred stock; and (d) a 1.8627 for 1 stock split of the Company's Common Stock.

As indicated in Note 1, all references in the financial statements to Common Stock including number of shares authorized and outstanding, price per share, per share amounts and stock option plan data have been restated to reflect the split.

Assuming the conversion of all outstanding shares of Series A-1 and Series A-2 Preferred Stock into Common Stock had occurred on January 1, 2003, the pro forma per share results of operations for the year ended December 31, 2003 are presented below.

	As reported	Pro forma

Net income	$11,439	$11,439
Dividends on preferred stock	(608)	—
Decrease in carrying value of stock subject to repurchase	3,063	—

Income available to common stockholders	$13,894	$11,439

Weighted—average number of common shares outstanding:
Basic	20,492,101	26,701,099
Diluted	28,788,060	28,788,060
Income per share of common stock:
Basic	$0.68	$0.43
Diluted	$0.50	$0.40

Kanbay International, Inc.

CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	September 30, 2004	December 31, 2003

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$16,650	$17,419
Restricted cash	2,500	—
Short term investments, held to maturity at amortized cost	52,319	—
Accounts receivable—related parties	16,103	2,820
Accounts receivable—third parties	15,603	7,649
Employee and other receivables	1,019	590
Deferred income taxes	844	844
Prepaid expenses and other	7,531	3,628

Total current assets	112,569	32,950
Property and equipment (at cost):
Land and building	5,120	3,486
Computer equipment	16,445	10,675
Computer software	5,030	3,365
Furniture and fixtures	5,265	3,687
Leasehold improvements	3,057	1,754

	34,917	22,967
Less accumulated depreciation	15,233	11,652

	19,684	11,315
Investment in affiliate	23,509	22,185
Long term investments, held to maturity at amortized cost	7,697	—
Deferred income taxes	1,350	1,350
Other assets	—	559

Total assets	$164,809	$68,359

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$2,997	$2,312
Amounts due to subcontractors	834	368
Deferred revenue	2,685	2,629
Customer deposit	7,674	—
Accrued liabilities	22,111	15,542

Total current liabilities	36,301	20,851

Total liabilities	36,301	20,851

Stockholders' equity:
Series A-1 Preferred Stock, par value $0.001 per share, 402,857 shares authorized, 35,000 shares issued and outstanding in 2003 (liquidation preference of $139 in 2003)	—	—
Series A-2 Preferred Stock, par value $0.001 per share, 3,298,333 shares authorized, issued and outstanding in 2003 (liquidation preference of $13,119 in 2003)	—	3
Preferred Stock, par value $0.001 per share, no shares authorized, in 2003; 5,000,000 shares authorized, no shares issued and outstanding, at September 30, 2004	—	—
Common Stock, par value $0.001 per share, 200,000,000 shares authorized, 32,359,870 and 20,725,776 shares issued and outstanding at September 30, 2004 and December 31, 2003 respectively	32	21
Additional paid-in capital	115,995	54,570
Retained earnings (accumulated deficit)	8,517	(10,800)
Cumulative foreign currency translation adjustments	3,964	3,714

Total stockholders' equity	128,508	47,508

Total liabilities and stockholders' equity	$164,809	$68,359

See accompanying notes to the unaudited consolidated financial statements.

Kanbay International, Inc.

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(dollars in thousands except per share amounts)

	Nine months ended September 30
	2003	2004
Net revenues—related parties	$48,909	$87,308
Net revenues—third parties	26,515	44,420

Total revenues	75,424	131,728
Cost of revenues	41,417	69,326

Gross profit	34,007	62,402
Sales and marketing expenses	7,975	13,061
General and administrative expenses	17,158	22,539
Stock compensation expense	1,026	874

Total selling, general and administrative expenses	26,159	36,474
Depreciation and amortization	2,305	3,860
Loss on sale of fixed assets	31	34

Income from operations	5,512	22,034
Other income (expense):
Interest expense	(206)	(17)
Interest income	16	261
Foreign exchange gain (loss)	(48)	(168)
Equity in earnings of affiliate	1,569	2,009
Other, net	12	27

	1,343	2,112

Income before income taxes	6,855	24,146
Income tax expense	100	4,829

Net income	6,755	19,317
Dividends on preferred stock	(455)	(277)
Increase in carrying value of stock subject to repurchase	(2,362)	—

Income available to common stockholders	$3,938	$19,040

Income per share of common stock
Basic	$0.19	$0.77
Diluted	$0.15	$0.62
The composition of stock compensation expense is as follows:
Cost of revenues	$434	$366
Sales and marketing expenses	192	159
General and administrative expenses	400	349

	$1,026	$874

See accompanying notes to the unaudited consolidated financial statements.

Kanbay International, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(dollars in thousands)

	Nine months ended September 30
	2003	2004

OPERATING ACTIVITIES
Net income	$6,755	$19,317
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,305	3,860
Loss on sale of fixed assets	31	34
Stock compensation expense	1,026	874
Equity in earnings of affiliate	(1,569)	(2,009)
Changes in operating assets and liabilities:
Accounts receivable	(6,781)	(21,291)
Other assets	(747)	(3,845)
Accounts payable	(1,000)	728
Other current liabilities	2,679	14,879

Net cash provided by operating activities	2,699	12,547
INVESTING ACTIVITIES
Additions to property and equipment	(4,041)	(12,294)
Proceeds from sale of fixed assets	11	18
Purchases of short and long term investments	—	(60,016)
Increase in restricted cash	—	(2,500)
Dividends received from affiliate	576	913

Net cash used in investing activities	(3,454)	(73,879)
FINANCING ACTIVITIES
Payments on line of credit, net	(394)	—
Payments on long-term debt	(319)	—
Payments on amounts due related parties	(225)	—
Proceeds from IPO, net of costs	—	60,278
Proceeds from exercise of warrants	—	294

Net cash provided by (used in) financing activities	(938)	60,572
Effect of exchange rates on cash	(239)	(9)

Decrease in cash and cash equivalents	(1,932)	(769)
Cash and cash equivalents at beginning of period	10,127	17,419

Cash and cash equivalents at end of period	$8,195	$16,650

See accompanying notes to the unaudited consolidated financial statements.

Kanbay International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Nine months ended September 30, 2003 and September 30, 2004
(dollars in thousands, except share and per share amounts)

1.    Basis of Presentation

        The unaudited consolidated financial statements of Kanbay International, Inc. (the Company) included herein have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and accounting principles generally accepted in the United States for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments considered necessary for a fair presentation of the accompanying unaudited consolidated financial statements have been included, and all adjustments are of a normal and recurring nature. It is suggested that these consolidated financial statements be read in conjunction with the financial statements and the notes thereto included in the Company's most recent audited financial statements.

2.    Restricted Cash

        In September 2004, the Company purchased a certificate of deposit for $2,500 that secures a letter of credit issued by our bank in lieu of a security deposit on a new office lease.

3.    Investment in Affiliate

        The Company accounts for its 48.99% interest in SSS Holdings Limited (SSS), a UK company, under the equity method of accounting. Under the equity method of accounting, the Company's share of income or loss of SSS is recorded as "equity in earnings of affiliate" in the consolidated statements of income. Changes in the carrying value of SSS consist of the following:

	September 30 2004	December 31 2003
Carrying value in SSS at beginning of period	$22,185	$18,858
Equity in earnings of SSS	2,009	2,046
Cash dividend received from SSS	(913)	(763)
Foreign currency translation adjustments	241	2,134
Change in ownership percentage and other	(13)	(90)

Carrying value in SSS at end of period	$23,509	$22,185

Unaudited condensed results of operations of SSS are summarized below. All amounts are presented in accordance with accounting principles generally accepted in the United States. The revenues and expenses of SSS have been translated at weighted-average exchange rates.

	Nine months ended September 30
	2003	2004
Net revenues	$40,841	$48,001
Gross profit	15,464	18,853
Operating expenses	10,687	12,458
Net income	3,200	4,099

4.    Comprehensive Income

        The Company's comprehensive income is comprised of net income and foreign currency translation adjustments and is summarized as follows:

	Nine months ended September 30
	2003	2004
Net income	$6,755	$19,317
Foreign currency translation adjustments	653	250

Total comprehensive income	$7,408	$19,567

5.    Income Per Share of Common Stock

        The following table sets forth the computation of basic and diluted income per share of common stock:

	Nine months ended September 30
	2003	2004
Basic:
Net income	$6,755	$19,317
Dividends on preferred stock	(455)	(277)
Increase in carrying value of stock subject to repurchase	(2,362)	—

Income available to common stockholders	$3,938	$19,040

Weighted-average number of shares of common stock outstanding	20,484,721	24,587,344
Basic income per share	$0.19	$0.77

Diluted:
Net income	$6,755	$19,317
Increase in carrying value of stock subject to repurchase	(2,362)	—

	$4,393	$19,317

Weighted-average number of shares of common stock outstanding	20,484,721	24,587,344
Effect of conversion of preferred stock	6,208,998	3,781,167
Effect of dilutive stock options and warrants	2,489,660	2,763,076

Denominator for diluted earnings per share calculation	29,183,379	31,131,587

Diluted income per share	$0.15	$0.62

Securities that are not included in the computation of diluted income per share as their impact is antidilutive:
Stock warrants	435,136	—

6.    Stock Based Compensation

        The Company accounts for stock options granted to employees under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Because the number of shares is fixed and the exercise price of the stock options equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized. Had compensation costs been determined in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income would have been as follows:

	Nine months ended September 30
	2003	2004
Net income, as reported	$6,755	$19,317
Compensation expense, as reported, net of tax	1,011	699
Compensation expense, under the fair value method, net of tax	(458)	(1,660)

Pro forma net income	7,308	18,356
Dividends on preferred stock	(455)	(277)
Increase in carrying value of stock subject to repurchase	(2,362)	—

Pro forma net income available to common stockholders	$4,491	$18,079

Income per share:
As reported:
Basic	$0.19	$0.77
Diluted	$0.15	$0.62
Pro forma:
Basic	$0.22	$0.74
Diluted	$0.15	$0.58

7.    Income Taxes

        The Company's Indian subsidiary, Kanbay Software (India) Private Limited (KSIL), is an export oriented company which, under the Indian Income Tax Act of 1961, is entitled to claim various tax holidays for a period of ten years with respect to its export profits. Substantially all of the earnings of KSIL are attributable to export profits and, therefore, are currently substantially exempt from Indian income tax. The tax holidays will phase out partially on March 31, 2005. The Company expects its effective tax rate to increase by approximately 3.0% as a result. The remainder of the tax holidays will remain in place until March 31, 2009, at which time the Company expects its effective tax rate to increase by approximately 14.0%. The effect of the income tax holidays was to reduce income tax expense in the nine months ended September 30, 2003 and 2004 by approximately $1,866 and $4,709, respectively, and increase diluted income per share by $0.06 and $0.15, respectively.

8.    Segment Information and Significant Customers

        The Company operates one line of business—providing information management consulting services. The Company earns a significant portion of its revenues from a limited number of customers. During the nine months ended September 30, 2003 and 2004, the Company's largest customer accounted for 51.4% and 56.0%, respectively, of net revenues and the Company's second largest customer accounted for 13.7% and 10.3%, respectively, of net revenues. Both of these customers are stockholders of the Company. The Company's five largest customers accounted for 80.2% and 80.7% of net revenues during the nine months ended September 30, 2003 and 2004, respectively.

9.    Subsequent Events

        On October 27, 2004, the Company filed a Form S-1 registration statement with the Securities and Exchange Commission for a proposed secondary public offering of its common stock by existing security holders. The Company will not receive any proceeds from the offering.

SSS Holdings Corporation Limited

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors
SSS Holdings Corporation Limited

We have audited the accompanying consolidated balance sheets of SSS Holdings Corporation Limited as of December 31, 2003 and 2002, and the related consolidated profit and loss accounts and statements of total recognised gains and losses, cash flows and movements in shareholders' funds for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SSS Holdings Corporation Limited at December 31, 2003 and 2002, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 28 of Notes to the consolidated financial statements).

Ernst & Young LLP
Manchester, England March 9, 2004

SSS Holdings Corporation Limited

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Note	2001	2002	2003

		£	£	£
Turnover — existing operations	2	24,906,090	29,375,857	30,136,581
— acquisitions		—	—	3,345,714

Total turnover		24,906,090	29,375,857	33,482,295
Cost of sales		15,633,691	18,286,411	20,109,021

Gross profit		9,272,399	11,089,446	13,373,274
Administrative expenses		5,429,585	6,486,360	9,378,640

Operating profit/(loss) — existing operations		3,842,814	4,603,086	3,477,116
— acquisitions		—	—	517,518
Total operating profit	3	3,842,814	4,603,086	3,994,634
Interest receivable and similar income		24,933	42,009	46,488
Interest payable and similar charges	6	—	—	31,644

Profit on ordinary activities before taxation		3,867,747	4,645,095	4,009,478
Taxation on profit on ordinary activities	7	1,188,501	1,429,650	1,538,114

Profit for the financial year(1)		2,679,246	3,215,445	2,471,364
Dividends	8	1,502,155	1,548,640	1,100,244

Retained profit for the year	18	1,177,091	1,666,805	1,371,120

(1)
A summary of the significant adjustments to profit for the year that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set out in note 28 to the consolidated financial statements.

The notes on pages F-38 to F-55 form part of these consolidated financial statements.

SSS Holdings Corporation Limited

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2001	2002	2003

	£	£	£
Profit for the financial year	2,679,246	3,215,445	2,471,364
Currency translation differences on foreign currency net investment	—	(6,128)	(18,650)

Total recognised gains and losses for the year	2,679,246	3,209,317	2,452,714

The statement of comprehensive income required under United States generally accepted accounting principles is set out in note 28 to the consolidated financial statements.

The notes on pages F-38 to F-55 form part of these consolidated financial statements.

SSS Holdings Corporation Limited

CONSOLIDATED BALANCE SHEETS

	Note	2002	2003

		£	£
Fixed assets
Intangible assets	9	—	1,574,328
Tangible assets	10	3,078,729	3,750,072
Investments	11	230,000	73,000

		3,308,729	5,397,400
Current assets
Debtors	12	5,209,133	5,081,282
Cash at bank and in hand		377,484	2,777,180

		5,586,617	7,858,462
Creditors: amounts falling due within one year	13	3,356,973	5,527,141

Net current assets/(liabilities)		2,229,644	2,331,321

Total assets less current liabilities		5,538,373	7,728,721
Creditors: amounts falling due after more than one year	14	—	587,206
Provisions for liabilities and charges
Deferred taxation	15	149,833	372,280

		5,388,540	6,769,235

Capital and reserves
Called up share capital	16	914	918
Share premium account	17	29,480	57,701
Capital reserve	17	9,962	9,962
Profit and loss account	17	5,348,184	6,700,654

Equity shareholders' funds(1)	18	5,388,540	6,769,235

(1)
A summary of the significant adjustments to equity shareholders' funds that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set out in note 28 to the consolidated financial statements.

The notes on pages F-38 to F-55 form part of these consolidated financial statements.

SSS Holdings Corporation Limited

CONSOLIDATED CASH FLOW STATEMENTS

	Note	2001	2002	2003

		£	£	£
Net cash inflow from operating activities	19	6,083,573	3,140,657	6,948,523
Returns on investments	20	24,933	42,009	14,844
Corporation tax paid		(812,255)	(2,043,339)	(1,307,917)
Capital expenditure	20	(1,642,060)	(1,529,722)	(1,734,984)
Acquisitions	22	—	—	(587,130)
Financing	20	9,575	700	28,225
Equity dividends paid		(1,502,155)	(1,548,640)	(961,865)

Increase/(decrease) in cash		2,161,611	(1,938,335)	2,399,696

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS (see note 20)

	2001	2002	2003

	£	£	£
Increase/(decrease) in cash in the year	2,161,611	(1,938,335)	2,399,696
Net funds at 1 January	154,208	2,315,819	377,484

Net funds at 31 December	2,315,819	377,484	2,777,180

The significant differences between the cash flow statements presented above and those required under United States generally accepted accounting principles are set out in note 28 to the consolidated financial statements.

The notes on pages F-38 to F-55 form part of these consolidated financial statements.

SSS Holdings Corporation Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Accounting policies

        The consolidated financial statements have been prepared under the historical cost convention and are in accordance with applicable United Kingdom accounting standards. The principal accounting policies are:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of SSS Holdings Corporation Limited and its subsidiary undertakings (together "the group") made up to 31 December each year. The group uses the acquisition method of accounting to consolidate the results of subsidiary undertakings. The results of a subsidiary undertaking are included from the date of acquisition.

Goodwill

Goodwill arising on an acquisition of a subsidiary is the difference between the fair value of the consideration paid and the fair value of the assets and liabilities acquired. It is capitalised and amortised through the profit and loss account over the directors' estimate of its useful economic life, which is 15 years.

Negative goodwill arising on consolidation on acquisitions pre 23 December 1998 is credited to a capital reserve.

Turnover

Turnover represents sales to external customers at invoiced amount less value added tax. Turnover is recognized as services are provided on a time basis in accordance with the customer agreement.

Turnover is attributable to one continuing activity, the provision of consultancy services to clients, primarily merchant banks.

Depreciation

Depreciation is provided to write off the cost, less estimated residual values, of all fixed assets, over their expected useful lives. It is calculated at the following annual rates on a straight line basis:

Fixtures and fittings and office equipment	—	10% - 20%
Leasehold improvements	—	10%
Computer equipment	—	33 1/3%
Motor vehicles	—	25%
Nursery equipment	—	10%

Deferred taxation

Deferred tax balances are recognised in respect of all timing differences that have originated but not reversed by the balance sheet date except that:

  –>
  deferred tax is not recognised on timing differences arising on revalued properties unless the company has entered into a binding sale agreement and is not proposing to take advantage of rollover relief; and

  –>
  the recognition of deferred tax assets is limited to the extent that the company anticipates to make sufficient taxable profits in the future to absorb the reversal of the underlying timing differences.

Deferred tax balances arising from underlying timing differences in respect of tax allowances on industrial buildings are reversed if and when all conditions for retaining those allowances have been met.

Deferred tax balances are not discounted.

Pension costs

Contributions to defined contribution pension schemes are charged to the profit and loss account in the year in which they become payable.

Investments

Investments are stated at cost less any provision for a permanent diminution in value.

Operating leases

Annual rentals on operating leases are charged to the profit and loss account on a straight line basis over the term of the lease.

Employee benefit trust

The group is deemed to have control of the assets, liabilities, income and costs of its Employee Benefit Trust (EBT). It has therefore been included in the financial statements of the company in accordance with UITF 32 "Employee benefit trusts and other intermediate payment arrangements".

Contributions made to the Trust are charged to the profit and loss account to the extent that the assets held by the Trust as a result of the contribution have been unconditionally gifted to the beneficiaries or, if earlier, when a constructive obligation has arisen and created a liability of the company. The value of any assets held by the Trust that have not been unconditionally transferred to beneficiaries is included within cash. In accordance with FRS 12 "Provisions, Contingent Liabilities and Contingent Assets", constructive obligations to employees in respect of past services to the business have been charged to the profit and loss account in the period to which they relate.

Government grants

Grants relating to expenditure on tangible fixed assets are credited to the profit and loss account at the same rate as the depreciation on the assets to which the grant relates. The deferred element of grants is included in creditors as deferred income. The deferred amount at 31 December 2003 was £29,000.

Grants of a revenue nature are credited to the profit and loss account in the year to which they relate.

Research and development

Expenditure on pure and applied research is charged to the profit and loss account in the year in which it is incurred.

Development costs are also charged to the profit and loss account in the year of expenditure, unless individual projects satisfy all of the following criteria:

  –>
  the project is clearly defined and related expenditure is separately identifiable;

  –>
  the project is technically feasible and commercially viable;

  –>
  current and future costs are expected to be exceeded by future sales; and

  –>
  adequate resources exist for the project to be completed.

In such circumstances the costs are carried forward and amortised over a period not exceeding years commencing in the year the group starts to benefit from the expenditure.

2.    Turnover

        All turnover and operating profit relates to the group's principal activity, computer software development, and arises as follows (by destination):

	2001	2002	2003

	£	£	£
United Kingdom	24,906,090	29,375,857	30,136,581
United States of America	—	—	3,328,967
China	—	—	16,747

	24,906,090	29,375,857	33,482,295

During the year to 31 December 2002, Strategic Back-Office Solutions Limited was incorporated and SSS Holdings Corporation Limited acquired 75% of the ordinary share capital.

On 3 February 2003, SSS Holdings Corporation Limited purchased the business operations of the Deutsche Bank AG New York Branch Horsham. The trade for the year to 31 December 2003 is analysed as "acquisitions" in the profit and loss accounts.

The results of acquisitions included within cost of sales and administrative expenses for the year ended 31 December 2003 are £1,680,972 and £1,147,224 respectively.

3.    Operating profit

	2001	2002	2003

	£	£	£
This is arrived at after charging/(crediting):
Depreciation of tangible fixed assets	921,291	1,021,594	1,148,231
Amortisation of intangible fixed assets	—	—	—
Hire of other assets—operating leases	471,594	655,967	874,701
Research and development	—	617,833	135,000
Auditors' remuneration—audit services	12,000	14,500	16,500
Government grants	(57,500)	(30,833)	(66,250)
Profit on sale of fixed assets	(5,036)	(7,873)	—

4.    Employees

        The average monthly number of employees of the group during the year, including executive directors, was 545 (2002-496, 2001-384).

Staff costs for all employees, including executive directors, consist of:

	2001	2002	2003

	£	£	£
Wages and salaries	15,418,581	17,435,642	18,884,232
Social security costs	1,360,745	1,680,187	2,133,114
Other pension costs	568,605	773,747	935,356

	17,347,931	19,889,576	21,952,702

5.    Directors

	2001	2002	2003

	£	£	£
Directors' emoluments consist of:
Emoluments	517,275	517,528	507,144
Contributions to defined contribution pension schemes	63,000	72,000	72,000

	580,275	589,528	579,144

Emoluments of the highest paid director are as follows:
Emoluments (excluding pension contributions)	259,962	260,382	257,144
Contributions to defined contribution pension scheme	31,500	36,000	36,000

	291,462	296,382	293,144

Two directors (2002-two) were members of defined contribution pension schemes.

6.    Interest payable and similar income

	2001	2002	2003

	£	£	£
Other interest	—	—	31,644

7.    Taxation on profit on ordinary activities

	2001	2002	2003

	£	£	£
UK corporation tax	1,260,992	1,363,383	1,007,069
Adjustments with respect to prior years	22,596	(23,692)	1,648
Foreign tax	—	—	306,950

	1,283,588	1,339,691	1,315,667
Deferred tax
Origination and reversal of timing differences (note 15)	(49,895)	89,959	222,447

Taxation on profit on ordinary activities	1,188,501	1,429,650	1,538,114

The tax assessed for the year differs from the standard rate of corporation tax in the UK. The differences are explained below:

	2001	2002	2003

	£	£	£
Profit on ordinary activities before tax	3,867,747	4,645,095	4,009,478

Profit on ordinary activities at the standard rate of corporation tax in the UK of 30%	1,160,324	1,393,528	1,202,843
Effects of:
Expenses not deductible for tax purposes	20,922	12,459	62,290
Adjustment to tax in respect of previous years	(22,596)	(23,692)	1,648
Tax rate differences	(1,593)	25,141	52,873
Depreciation in excess of capital allowances	81,339	(67,745)	(3,987)

Taxation on profit on ordinary activities	1,238,396	1,339,691	1,315,667

8.    Dividends

	2001	2002	2003

	£	£	£
Ordinary dividend paid	1,502,155	1,548,640	961,865
Ordinary dividend proposed	—	—	138,379

	1,502,155	1,548,640	1,100,244

9.    Intangible fixed assets

Group	Goodwill

£
Cost
At 1 January and 31 December 2002	—
Additions (see note 21)	1,676,799

At 31 December 2003	1,676,799

Amortisation
At 1 January and 31 December 2002	—
Charge for the year	102,471

At 31 December 2003	102,471

Net book value
At 31 December 2002	—

At 31 December 2003	1,574,328

10.    Tangible assets

Group	Fixtures, fittings and office equipment	Leasehold improvements	Computer equipment	Motor vehicles	Childcare nursery	Total

	£	£	£	£	£	£
Cost
At 1 January 2002	1,333,569	590,725	2,707,964	45,148	—	4,677,406
Additions	418,328	96,350	551,806	—	472,238	1,538,722
Disposals	—	—	—	(27,050)	—	(27,050)

At 31 December 2002	1,751,897	687,075	3,259,770	18,098	472,238	6,189,078
Additions	733,348	407,300	424,679	—	262,165	1,827,492
Disposals	—	—	—	(18,098)	—	(18,098)

At 31 December 2003	2,485,245	1,094,375	3,684,449	—	734,403	7,998,472

Depreciation
At 1 January 2002	254,062	250,784	1,582,584	27,248	—	2,114,678
Charge for the year	147,136	123,652	731,771	6,215	12,820	1,021,594
Disposals	—	—	—	(25,923)	—	(25,923)

At 31 December 2002	401,198	374,436	2,314,355	7,540	12,820	3,110,349
Charge for the year	223,037	173,293	684,423	2,640	64,838	1,148,231
Disposals	—	—	—	(10,180)	—	(10,180)

At 31 December 2003	624,235	547,729	2,998,778	—	77,658	4,248,400

Net book value
At 31 December 2002	1,350,699	312,639	945,415	10,558	459,418	3,078,729

At 31 December 2003	1,861,010	546,646	685,671	—	656,745	3,750,072

11.    Fixed asset investments

Other unlisted investments

£
Cost
At 1 January 2002 and 31 December 2002	230,000
Impairment	(157,000)

At 31 December 2003	73,000

Other unlisted investments represents the net book value of a 23% shareholding in The Monocle Holdings Corporation Limited.

The following unlisted companies were subsidiary undertakings at the end of the year and have been included in the consolidated financial statements.

Name	Country of incorporation or registration	Proportion of voting rights and ordinary share capital held	Nature of business

Strategic System Solutions Ltd	England	100%	Computer software development
Strategic System Solutions Inc.	USA	100%	Computer software development
Strategic Training Solutions Ltd	England	100%	Computer training provider
Strategic Back-Office Solutions Ltd	England	75%	Back office services
SSS Hangzhou Co. Limited(*)	China	100%	Computer software development

(*)
Shares held by Strategic Systems Solutions Limited

The principal undertakings in which the company's interest at the year end is more than 20% and are not included in the consolidated financial statements, are as follows:

Name	Country of incorporation or registration	Proportion of voting rights and ordinary share capital held		Nature of business

Strategic Investments Solutions Limited	England	50%		Pension investment adviser
The Monocle Holdings Corporation Limited	England	23%		Computer software development
The Monocle Corporation Limited	England	23	%(*)	Computer software development

(*)
Shares held by The Monocle Holdings Corporation Limited

Unless otherwise stated, the following figures have been extracted from the audited financial statements for the years ended 30 June 2001, 2002 and 2003:

Aggregate share capital and reserves

	2002	2003

	£	£
Strategic Investments Solutions Limited	26,550	14,860
The Monocle Holdings Corporation Limited(*)	237,500	237,500
The Monocle Corporation Limited(*)	(190,686)	(250,588)

Profit/(loss) for the year

	2001	2002	2003

	£	£	£
Strategic Investments Solutions Limited	73,257	54,532	32,310
The Monocle Holdings Corporation Limited(*)	—	—	—
The Monocle Corporation Limited(*)	(44,728)	(60,367)	(59,902)

(*)
Figures for 30 June 2003 extracted from unaudited management accounts

These investments are treated as fixed asset investments as, in the opinion of the directors, the group does not exert significant influence over the operating and financial policies of these entities.

12.    Debtors

	2002	2003

	£	£
Due within one year
Trade debtors	2,784,770	2,212,380
Other debtors	54,413	—
Prepayments and accrued income	2,262,629	2,838,222
Corporation tax recoverable	107,321	30,680

	5,209,133	5,081,282

13.    Creditors: amounts falling due within one year

	2002	2003

	£	£
Trade creditors	464,453	411,538
Deferred consideration (note 21)	—	587,053
Taxation and social security	1,490,918	1,356,755
Dividend proposed	—	138,379
Corporation tax	664,265	595,374
Accruals and deferred income	737,337	2,438,042

	3,356,973	5,527,141

14.    Creditors: amounts falling due after more than one year

	2002	2003

	£	£
Deferred consideration (note 21)	—	587,206

15.    Deferred taxation

Deferred taxation

£
At 1 January 2001	109,769
Released to profit and loss account	(49,895)

At 31 December 2001	59,874
Charge to profit and loss account	89,959

At 31 December 2002	149,833
Charge to profit and loss account	222,447

At 31 December 2003	372,280

Deferred taxation analysis

	2002	2003

	£	£
Accelerated capital allowances	169,750	421,766
Short term timing differences	(19,917)	(49,486)

	149,833	372,280

16.    Share capital

Authorised

	2001	2002	2003

	£	£	£
100,000 ordinary shares of 1p each	1,000	—	—
10,000,000 ordinary shares of 0.01p each	—	1,000	1,000

Allotted, called up and fully paid

	2001	2002	2003

	£	£	£
Ordinary shares of 1p each	914	—	—
Ordinary shares of 0.01p each	—	914	918

During the year to 31 December 2001, 415 ordinary shares of 1p each with a total nominal value of £4 were allotted for total consideration of £9,575. The premium on the shares of £9,571 has been allocated to the share premium account (note 17).

On 28 June 2002 the ordinary shares of 1p each were subdivided into 10,000,000 ordinary shares of 0.01p each.

During the year to 31 December 2002, 1,000 ordinary shares of 0.01p each with a total nominal value of 10p were allotted for a total consideration of £700. The premium on the shares of £700 has been credited to the share premium account (note 17).

During the year to 31 December 2003, 40,000 ordinary shares of 0.01p each with a total nominal value of £4 were allotted for a total consideration of £28,225. The premium on the shares of £28,221 has been credited to the share premium account (note 17).

17.    Reserves

	Share premium account	Capital reserve	Profit and loss account

	£	£	£
At 1 January 2001	19,209	9,962	2,510,416
Profit for year	—	—	1,177,091
Premium on new shares issued	9,571	—	—

At 1 January 2002	28,780	9,962	3,687,507
Profit for year	—	—	1,666,805
Premium on new shares issued	700	—	—
Translation differences on foreign currency investment	—	—	(6,128)

At 31 December 2002	29,480	9,962	5,348,184
Profit for year	—	—	1,371,120
Premium on new shares issued	28,221	—	—
Translation differences on foreign currency investment	—	—	(18,650)

At 31 December 2003	57,701	9,962	6,700,654

18.    Reconciliation of movement in shareholders' funds

	2001	2002	2003

	£	£	£
Profit for the financial year	2,679,246	3,215,445	2,471,364
Dividends	1,502,155	1,548,640	1,100,244

	1,177,091	1,666,805	1,371,120
Issue of shares, including premium	9,575	700	28,225
Translation differences on foreign currency investment	—	(6,128)	(18,650)

Net addition to shareholders' funds	1,186,666	1,661,377	1,380,695
Opening shareholders' funds	2,540,497	3,727,163	5,388,540

Closing shareholders' funds	3,727,163	5,388,540	6,769,235

19.    Reconciliation of operating profit to net cash inflow from operating activities

	2001	2002	2003

	£	£	£
Operating profit	3,842,814	4,603,086	3,994,634
Depreciation	921,291	1,021,594	1,148,231
Impairment	—	—	157,000
Amortisation	—	—	102,471
Profit on sale of fixed assets	(5,036)	(7,873)	—
Decrease/(increase) in debtors	846,310	(2,285,573)	51,210
Increase/(decrease) in creditors	478,194	(190,577)	1,494,977

Net cash inflow from operating activities	6,083,573	3,140,657	6,948,523

20.    Notes to the cash flow statement

i)    Gross cash flows

	2001	2002	2003

	£	£	£
Returns on investments
Interest received	24,933	42,009	46,488
Interest paid	—	—	(31,644)

	24,933	42,009	14,844

Capital expenditure
Payments to acquire tangible assets	(1,656,018)	(1,538,722)	(1,742,902)
Receipts from sale of tangible fixed assets	13,958	9,000	7,918

	(1,642,060)	(1,529,722)	(1,734,984)

Financing
Issue of ordinary share capital	9,575	700	28,225

ii)    Analysis of changes in net funds

	At 1 January 2001	Cash flows	At 31 December 2001

	£	£	£
Cash at bank and in hand	154,208	2,161,611	2,315,819

	At 1 January 2002	Cash flows	At 31 December 2002

	£	£	£
Cash at bank and in hand	2,315,819	(1,938,335)	377,484

	At 1 January 2003	Cash flows	At 31 December 2003

	£	£	£
Cash at bank and in hand	377,484	2,399,696	2,777,180

21.    Acquisitions

        The following acquisitions have been made:

Acquisition of assets of the Deutsche Bank AG New York Branch Horsham.

On 3 February 2003, the company purchased the business operations of the Deutsche Bank AG New York Branch Horsham, which provided software development services to Deutsche Bank AG New York. The total consideration was €3,000,000 (£1,761,389) and is payable in six instalments ending 3 August 2005.

Fair value to the group

£
Net assets acquired:
Fixtures and fittings (at book value)	84,590
Goodwill (note 10)	1,676,799

1,761,389

Satisfied by:
Cash	587,130
Deferred consideration (notes 14 and 15)	1,174,259

1,761,389

There is no financial information available for the Deutsche Bank AG New York Branch Horsham prior to the acquisition by the company and therefore the company is unable to provide details of the pre-acquisition results of the acquired business.

22.    Effect on cash flows of acquisitions and disposals

	2001	2002	2003

	£	£	£
Payments to acquire subsidiary undertakings and goodwill (note 21)	—	(75)	(587,130)
Net cash and bank balances acquired	—	75	—

	—	—	(587,130)

23.    Commitments and contingencies

i)
At the balance sheet date, the group had annual commitments under non-cancellable operating leases for land and buildings as follows:

	2002	2003

	£	£
Operating leases which expire:
In 2-5 years	217,664	217,664
After five years	334,068	861,754

	551,732	1,079,418

24.    Pension costs

        The group contributes to defined contribution pension schemes. The assets of the schemes are held separately from those of the group in independently administered funds. The pension cost charge for the year ended 31 December 2003 was £935,356 (2002-£773,747; 2001-£568,605).

25.    Employee Benefit Trust

        The following assets and liabilities relating to the Employee Benefit Trust have been included within the financial statements, in accordance with UITF 32 "Employee benefit trusts and other intermediate payment arrangements" and FRS 12 "Provisions, Contingent Liabilities and Contingent Assets":

	2002	2003

	£	£
Cash at bank	1,590	494
Accruals	—	—

	1,590	494

26.    Companies Act 1985

        These consolidated financial statements do not comprise the company's "statutory accounts" within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the years ended 30 June 2000, 2001, 2002 and 2003 have been delivered to the Registrar of Companies for England and Wales. The statutory auditors' reports on such accounts were unqualified.

27.    Related party transactions

        During the period ended 31 December 2002 the group performed work for Kanbay International, Inc. which owns 49% of the issued share capital of SSS Holdings Corporation Limited. £2,600 (2001—£41,126) was invoiced during the year to 31 December 2002 in respect of this work. No work was performed for Kanbay International Inc. during the year ended 31 December 2003. There were no amounts outstanding at 31 December 2003 and 2002. In addition Kanbay Europe Limited, a subsidiary of Kanbay International Inc performed work for the group during the year ended 31 December 2003 for which £42,208 (2002—£58,949; 2001—£274,321) was invoiced. The amount due to Kanbay Europe Limited at 31 December 2003 was £nil (2002—£26,476).

SSS Holdings Corporation Limited, together with Morgan Stanley and Co International Inc. and the directors own 100% of the issued share capital of The Monocle Holdings Corporation Limited, the ultimate parent company of The Monocle Corporation Limited.

During the year to 31 December 2003 the group performed work for The Monocle Corporation Limited. £26,000 (2002—£nil; 2001—£60,707) was invoiced during the year to 31 December 2003 in respect of this work. The amount due from The Monocle Corporation Limited at 31 December 2003 was £333,860 (2002—£333,860) against which a provision of £230,518 has been recorded (2002—£226,731).

During the year to 31 December 2003, The Monocle Corporation Limited invoiced the group £6,540 (2002—£nil; 2001—£nil). The amount due to The Monocle Corporation Limited at 31 December 2003 was £75,788 (2002—£67,451).

SSS Holdings Corporation Limited also own 50% of the share capital of Strategic Investment Solutions Limited. During the year to 31 December 2003, the group charged a management fee of £10,575 (2002—£10,575; 2001—£10,575) to Strategic Investment Solutions Limited. The amount outstanding at 31 December 2003 was £2,644 (2002—£2,644).

28.    Difference between United Kingdom and United States Generally Accepted Accounting Principles

        The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") which differ from United States generally accepted accounting principles ("US GAAP"). The significant differences applicable to the Company are summarised below:

Goodwill and intangible assets

Under UK GAAP goodwill is amortised on a straight-line basis over its useful life up to a maximum of 20 years. Under US GAAP, goodwill is not amortised, but is reviewed annually for impairment. Goodwill amortisation under UK GAAP is reversed for US GAAP purposes.

Under US GAAP other intangible assets may be identified when an acquisition occurs before assigning the remaining purchase price to goodwill. An intangible asset for the customer relationship was identified for US GAAP accounting related to the acquisition described in Note 21 in the amount of £743,048. This intangible asset will be amortised over its estimated life of 6 years.

Dividends

Under UK GAAP, dividends are provided for in the period to which they relate. Under US GAAP, dividends payable are recognised when declared.

Accrual for vacation expense

Under UK GAAP, the group did not fully provide for vacation expense. Under US GAAP the group would fully provide for this cost.

The following is a summary of the significant adjustments to the profit for the years ended 31 December 2001, 2002 and 2003 and to shareholders' funds as of 31 December 2002 and 2003 that would be required if US GAAP were to be applied instead of UK GAAP together with the statement of comprehensive income that would be required under US GAAP.

Cost to equity accounting

Under UK GAAP, in order for an investment to be accounted for under the equity method, the investor must have a participating interest and must exercise significant influence over the entity's financial and operating policies. Under US GAAP, an investor is required to account for its investment in an entity that is owned between 20% and 50% under the equity method unless certain legal or other structural constraints are in place which preclude the ability of the investor to exercise significant influence over the operating and financial policies of that entity. On this basis, fixed assets investments are accounted for under the equity method in the US GAAP reconciliation.

Software costs

Under UK GAAP, costs related to purchased software are expensed to the profit and loss account as incurred. Under US GAAP such costs are capitalised in the balance sheet and depreciated over their expected useful lives.

Profit for the year

	2001	2002	2003

	£	£	£
Profit for the year as reported in the consolidated profit and loss account under UK GAAP	2,679,246	3,215,445	2,471,364
US GAAP adjustments:
Amortisation of goodwill	—	—	102,471
Amortisation of customer contract	—	—	(113,521)
Vacation expense	(28,000)	(17,000)	35,000
Equity income (loss) from investments	27,000	(42,000)	31,000
Capitalised software costs	345,120	197,068	138,055
Depreciation on capitalised software costs	(105,020)	(181,448)	(213,552)
Tax effects of US GAAP adjustments	(63,630)	414	30,585

Net income under US GAAP	2,854,716	3,172,479	2,481,402

Statement of comprehensive income

	2001	2002	2003

	£	£	£
Net income under US GAAP	2,854,716	3,172,479	2,481,402
Currency translation differences on foreign currency net investment	—	(6,128)	(18,650)

Comprehensive income under US GAAP	2,854,716	3,166,351	2,462,752

Shareholders' funds

	2002	2003

	£	£
Shareholders' funds as reported in the consolidated balance sheet under UK GAAP	5,388,540	6,769,235
US GAAP adjustments:
Intangible fixed assets
Cost	—	—
Amortisation	—	(11,050)
Tangible assets: software
Cost	684,689	822,744
Depreciation	(338,092)	(551,644)
Fixed asset investments	(31,000)	—
Creditors: amounts falling due within one year
Vacation accrual	(153,000)	(118,000)
Dividend payable	—	138,379
Tax effects on US GAAP adjustments	(58,079)	(27,494)

Shareholders' funds under US GAAP	5,493,058	7,022,170

Consolidated statement of cash flows

The consolidated statement of cash flows prepared under UK GAAP present substantially the same information as that required under US GAAP. However, the statements differ with regard to the classification of items within them.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions, equity dividends and management of liquid resources and financing. US GAAP requires only three categories of cash flow to be reported; operating, investing and financing. Cash flows from taxation and returns on investments and servicing shown under UK GAAP would, with the exception of dividends paid to minority shareholders, be included within operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Capital expenditure and financial investment and acquisitions are reported within investing activities under US GAAP. Under US GAAP, cash and cash equivalents include short-term highly liquid investments but do not include bank overdrafts.

The categories of cash flow activity under US GAAP can be summarised as follows:

	Year ended 31 December
	2001	2002	2003

	£	£	£
Cash flow provided by operating activities	5,296,251	1,139,327	5,655,450
Cash used in investing activities	(1,642,060)	(1,529,722)	(2,322,114)
Cash used in financing activities	(1,492,580)	(1,547,940)	(933,640)
Cash and cash equivalents:
Beginning of the period	154,208	2,315,819	377,484

End of the period	2,315,819	377,484	2,777,180

experience

The Kanbay experience.

GLOBAL INFRASTRUCTURE

Global HQ

GLOBAL TALENT

Kanbay[SM]

Brisbane ▲ Cambridge ▲ Chicago ▲ Hong Kong ▲ Hyderabad ▲ Los Angeles ▲ Melbourne ▲ New York ▲ Pune ▲ Singapore ▲ St. Louis ▲ Sydney ▲ Tokyo ▲ Toronto

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with this offering.

Securities and Exchange Commission Registration Fee	$16,705
NASD Filing Fee	13,685
Accounting Fees and Expenses	200,000
Printing and Engraving Expenses	200,000
Legal Fees and Expenses	375,000
Transfer Agent Fees and Expenses	7,500
Miscellaneous	187,110

Total	$1,000,000

        The foregoing items, except for the Securities and Exchange Commission registration and NASD filing fees, are estimated. The Company will bear (i) Household Investment Funding, Inc.'s and Gordon & Glickson LLC's proportionate shares of the offering expenses and (ii) a portion of The Co-Investment 2000 Fund, L.P.'s proportionate share of the offering expenses in accordance with the terms of the registration rights agreement. The Co-Investment 2000 Fund, L.P. will bear the remaining portion of its proportionate share of the offering expenses. The other selling stockholders will bear the remaining portion of the offering expenses on a pro rata basis.

Item 14.    Indemnification of Directors and Officers

  Delaware General Corporation Law

        We are incorporated under the laws of the State of Delaware. Our certificate of incorporation (filed as Exhibit 3.1 to this registration statement) and by-laws (filed as Exhibit 3.2 to this registration statement) provide for the indemnification of our directors, officers, employees and agents to the fullest extent permitted under the Delaware General Corporation Law. Section 145 of the General Corporation Law of the State of Delaware provides that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

        In addition, we have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that a Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

  •
  for any breach of the director's duty of loyalty to Kanbay or its stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for payment of dividends or stock purchases or redemptions by the corporation in violation of Section 174 of the Delaware General Corporation Law; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Our certificate of incorporation includes such a provision. As a result of this provision, Kanbay and its stockholders may be unable to obtain monetary damages from a director for certain breaches of his or her fiduciary duty to Kanbay. This provision does not, however, eliminate a director's fiduciary responsibilities and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws.

  Indemnification Agreements

        We have entered into indemnification agreements, a form of which is attached as Exhibit 10.11, with each of our directors and officers and certain key employees that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law, as amended from time to time. These indemnification agreements may require us, among other things, to indemnify our directors and officers and certain key employees against liabilities that may arise by reason of their status or service. These indemnification agreements may also require us to advance all expenses incurred by the directors or officers or certain key employees in investigating or defending any such action, suit or proceeding. However, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the company (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses) for settlements not approved by the company or for settlements and expenses if the settlement is not approved by the court.

  Underwriting Agreement

        The Underwriting Agreement (filed as Exhibit 1.1 to this registration statement) provides that the underwriters are obligated, under certain circumstances, to provide indemnification for Kanbay and its officers, directors and employees for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or otherwise.

  Directors' and Officers' Liability Insurance

        Kanbay maintains directors' and officers' liability insurance policies, which insure against liabilities that directors or officers may incur in such capacities. These insurance policies, together with the indemnification agreements, may be sufficiently broad to permit indemnification of our directors and officers for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or otherwise.

Item 15.    Recent Sales of Unregistered Securities

        On December 19, 2003, Kanbay issued and sold 440,062 shares of common stock (after giving effect to the recapitalization of all outstanding shares of our capital stock into shares of our common stock effectuated on June 15, 2004 and a 1.8627:1 stock split of our common stock effectuated immediately following the recapitalization) in connection with the exercise of options for an aggregate exercise price of $558,570. The options were exercised by six former employees and one estate of a former employee. The options were granted in 1999 pursuant to Kanbay's 1998 Non-Qualified Option Plan. At the time the options were granted, each former employee was employed by or providing services to Kanbay. The sale of these shares was exempt from registration under the Securities Act pursuant to Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to a written compensatory benefits plan.

        On May 21, 2004, Kanbay issued and sold 62,596 shares of common stock (after giving effect to the recapitalization of all outstanding shares of our capital stock into shares of our common stock effectuated on June 15, 2004 and a 1.8627:1 stock split of our common stock effectuated immediately following the recapitalization) upon the exercise of a warrant for an aggregate exercise price of $294,043. The warrant was exercised by The Co-Investment 2000 Fund, L.P. The sale of these shares was exempt from registration under the Securities Act pursuant to Section 4(2) as a transaction not involving a public offering.

        On November 19, 2004, Kanbay issued 40,963 shares of common stock upon the conversion of a warrant by Silicon Valley Bancshares. The sale of these shares was exempt from registration under the Securities Act pursuant to Section 4(2) as a transaction not involving a public offering.

        Other than the transactions listed immediately above, Kanbay has not issued and sold any unregistered securities in the three years preceding the filing of this registration statement.

Item 16.    Exhibits and Financial Statement Schedules.

(a)
Exhibits

Exhibit No.	Description
1.1†	Form of Underwriting Agreement.
3.1+	Second Amended and Restated Certificate of Incorporation.
3.2+	Amended and Restated By-laws.
4.1+	Specimen Common Stock Certificate.
4.2+	Second Amended and Restated Registration Rights Agreement.
4.3+	Recapitalization Agreement between Kanbay and certain of its stockholders.

4.4+	Class A Common Stock Purchase Warrant dated September 4, 2003 issued to Household Investment Funding, Inc.
4.5+	Warrant to Purchase Common Stock No. CA-002 dated September 14, 2000 issued to Household Investment Funding, Inc.
5.1†	Opinion of Gordon & Glickson LLC.
10.1+	Kanbay International 1998 Non-Qualified Option Plan.
10.2+	Kanbay International, Inc. Stock Incentive Plan.
10.3+	Kanbay International, Inc. 2005 Employee Stock Purchase Plan.
10.4+	Kanbay 2004 Global Leadership Bonus Plan.
10.5+	Kanbay Outside Directors Compensation Plan.
10.6+	Severance Agreement between Kanbay and Raymond J. Spencer.
10.7+	Severance Agreement between Kanbay and William F. Weissman.
10.8+	Severance Agreement between Kanbay and Jean A. Cholka.
10.9+	Severance Agreement between Kanbay and Cyprian D'Souza.
10.10+	Severance Agreement between Kanbay and Shrihari Gokhale.
10.11+	Form of Indemnification Agreement.
10.12+	Consulting Agreement dated November 14, 1994 between Kanbay and Household International, Inc.
10.13+	Consulting Agreement dated July 28, 2000 between Kanbay and Morgan Stanley & Co., Inc.
10.14	Intentionally omitted.
10.15+	Loan and Security Agreement dated April 19, 2000 by and among Silicon Valley Bank, Kanbay LLC, Kanbay Incorporated, Kanbay Europe Ltd., Kanbay Australia Pty. Ltd., Megatec Pty. Ltd. and Kanbay HK Ltd.
10.16+
Loan Modification Agreement dated March 30, 2001 by and among Silicon Valley Bank, Kanbay International, Inc., Kanbay Incorporated, Kanbay Europe Ltd., Kanbay Australia Pty. Ltd., Megatec Pty. Ltd. and Kanbay HK Ltd.
10.17+
Loan Modification Agreement dated March 5, 2002 by and among Kanbay International, Inc., Kanbay Incorporated, Kanbay Europe Ltd., Kanbay Australia Pty. Ltd., Megatec Pty. Ltd., Kanbay HK Ltd. and Silicon Valley Bank.
10.18+
Loan Modification Agreement dated April 20, 2002 by and among Kanbay International, Inc., Kanbay Incorporated, Kanbay Europe Ltd., Kanbay Australia Pty. Ltd., Megatec Pty. Ltd., Kanbay HK Ltd. and Silicon Valley Bank.
10.19+
Third Modification Agreement dated September 9, 2003 by and among Silicon Valley Bank, Kanbay International, Inc., Kanbay Incorporated, Kanbay Europe Ltd., Kanbay Australia Pty. Ltd., Megatec Pty. Ltd. and Kanbay HK Ltd.
10.20+
Fourth Loan Modification Agreement dated April 29, 2004 by and among Silicon Valley Bank, Kanbay International, Inc., Kanbay Incorporated, Kanbay Europe Ltd., Kanbay Australia Pty. Ltd., Megatec Pty. Ltd. and Kanbay HK Ltd.

10.21+
Consent and Waiver Agreement dated June 9, 2004 by and among Silicon Valley Bank and Kanbay International, Inc., Kanbay Incorporated, Kanbay Europe Ltd., Kanbay Australia Pty. Ltd., Kanbay Pty. Ltd. and Kanbay HK Ltd.
21.1*	Subsidiaries of Kanbay.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Ernst & Young LLP.
23.3†	Consent of Gordon & Glickson LLC (contained in Exhibit 5.1).
24.1†	Powers of Attorney executed by Raymond J. Spencer, William F Weissman, Cyprian D'Souza, Mark L. Gordon, Kenneth M. Harvey and Michael E. Mikolajczyk.
24.2†	Power of Attorney executed by Donald R. Caldwell.

+
Incorporated by reference to Kanbay's Form S-1 Registration Statement (File No. 333-113495).

†
Previously filed.

*
Previously filed, amended version filed herewith.

(b)
Financial Statement Schedules

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Kanbay International, Inc.

        We have audited the consolidated financial statements of Kanbay International, Inc. as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated February 27, 2004, except as to Note 16, as to which the date is June 15, 2004 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule included in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

        In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Chicago, Illinois February 27, 2004

        The following financial statement schedule is a part of this registration statement and should be read in conjunction with the consolidated financial statements of Kanbay:

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Years ended December 31, 2001, 2002 and 2003

Description	Balance at Beginning of Year	Charged to Costs and Expenses	Deduction	Balance at End of Year
2001:
Valuation allowance for accounts receivable	$871	$667	$(733)	$805
Valuation allowance for deferred tax assets	4,903	1,204	—	6,107
2002:
Valuation allowance for accounts receivable	805	373	(304)	874
Valuation allowance for deferred tax assets	6,107	—	(1,002)	5,105
2003:
Valuation allowance for accounts receivable	874	(169)	(46)	659
Valuation allowance for deferred tax assets	5,105	—	(2,772)	2,333

        Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on December 7, 2004.

KANBAY INTERNATIONAL, INC.
By:	/s/ WILLIAM F. WEISSMAN William F. Weissman Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RAYMOND J. SPENCER* Raymond J. Spencer	Chairman of the Board and Chief Executive Officer (principal executive officer)	December 7, 2004
/s/ WILLIAM F. WEISSMAN William F. Weissman	Vice President and Chief Financial Officer (principal accounting and financial officer)	December 7, 2004
/s/ DONALD R. CALDWELL Donald R. Caldwell	Director	December 7, 2004
/s/ CYPRIAN D'SOUZA* Cyprian D'Souza	Director	December 7, 2004
/s/ MARK L. GORDON* Mark L. Gordon	Director	December 7, 2004
/s/ KENNETH M. HARVEY* Kenneth M. Harvey	Director	December 7, 2004
B. Douglas Morriss	Director	December , 2004
/s/ MICHAEL E. MIKOLAJCZYK* Michael E. Mikolajczyk	Director	December 7, 2004
*By:	/s/ WILLIAM F. WEISSMAN William F. Weissman, as attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
1.1†	Form of Underwriting Agreement.
3.1+	Second Amended and Restated Certificate of Incorporation.
3.2+	Amended and Restated By-laws.
4.1+	Specimen Common Stock Certificate.
4.2+	Second Amended and Restated Registration Rights Agreement.
4.3+	Recapitalization Agreement between Kanbay and certain of its stockholders.
4.4+	Class A Common Stock Purchase Warrant dated September 4, 2003 issued to Household Investment Funding, Inc.
4.5+	Warrant to Purchase Common Stock No. CA-002 dated September 14, 2000 issued to Household Investment Funding, Inc.
5.1†	Opinion of Gordon & Glickson LLC.
10.1+	Kanbay International 1998 Non-Qualified Option Plan.
10.2+	Kanbay International, Inc. Stock Incentive Plan.
10.3+	Kanbay International, Inc. 2005 Employee Stock Purchase Plan.
10.4+	Kanbay 2004 Global Leadership Bonus Plan.
10.5+	Kanbay Outside Directors Compensation Plan.
10.6+	Severance Agreement between Kanbay and Raymond J. Spencer.
10.7+	Severance Agreement between Kanbay and William F. Weissman.
10.8+	Severance Agreement between Kanbay and Jean A. Cholka.
10.9+	Severance Agreement between Kanbay and Cyprian D'Souza.
10.10+	Severance Agreement between Kanbay and Shrihari Gokhale.
10.11+	Form of Indemnification Agreement.
10.12+	Consulting Agreement dated November 14, 1994 between Kanbay and Household International, Inc.
10.13+	Consulting Agreement dated July 28, 2000 between Kanbay and Morgan Stanley & Co., Inc.
10.14	Intentionally omitted.
10.15+	Loan and Security Agreement dated April 19, 2000 by and among Silicon Valley Bank, Kanbay LLC, Kanbay Incorporated, Kanbay Europe Ltd., Kanbay Australia Pty. Ltd., Megatec Pty. Ltd. and Kanbay HK Ltd.
10.16+
Loan Modification Agreement dated March 30, 2001 by and among Silicon Valley Bank, Kanbay International, Inc., Kanbay Incorporated, Kanbay Europe Ltd., Kanbay Australia Pty. Ltd., Megatec Pty. Ltd. and Kanbay HK Ltd.
10.17+
Loan Modification Agreement dated March 5, 2002 by and among Kanbay International, Inc., Kanbay Incorporated, Kanbay Europe Ltd., Kanbay Australia Pty. Ltd., Megatec Pty. Ltd., Kanbay HK Ltd. and Silicon Valley Bank.

10.18+
Loan Modification Agreement dated April 20, 2002 by and among Kanbay International, Inc., Kanbay Incorporated, Kanbay Europe Ltd., Kanbay Australia Pty. Ltd., Megatec Pty. Ltd., Kanbay HK Ltd. and Silicon Valley Bank.
10.19+
Third Modification Agreement dated September 9, 2003 by and among Silicon Valley Bank, Kanbay International, Inc., Kanbay Incorporated, Kanbay Europe Ltd., Kanbay Australia Pty. Ltd., Megatec Pty. Ltd. and Kanbay HK Ltd.
10.20+
Fourth Loan Modification Agreement dated April 29, 2004 by and among Silicon Valley Bank, Kanbay International, Inc., Kanbay Incorporated, Kanbay Europe Ltd., Kanbay Australia Pty. Ltd., Megatec Pty. Ltd. and Kanbay HK Ltd.
10.21+
Consent and Waiver Agreement dated June 9, 2004 by and among Silicon Valley Bank and Kanbay International, Inc., Kanbay Incorporated, Kanbay Europe Ltd., Kanbay Australia Pty. Ltd., Kanbay Pty. Ltd. and Kanbay HK Ltd.
21.1*	Subsidiaries of Kanbay.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Ernst & Young LLP.
23.3†	Consent of Gordon & Glickson LLC (contained in Exhibit 5.1).
24.1†	Powers of Attorney executed by Raymond J. Spencer, William F. Weissman, Cyprian D'Souza, Mark L. Gordon, Kenneth M. Harvey and Michael E. Mikolajczyk.
24.2†	Power of Attorney executed by Donald R. Caldwell.

+
Incorporated by reference to Kanbay's Form S-1 Registration Statement (File No. 333-113495).

†
Previously filed.

*
Previously filed, amended version filed herewith.

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Prospectus summary
The offering
Summary historical consolidated financial data
Risk factors
Translation Table—U.S. Dollar to Indian Rupee (Interbank Rate)
Special note regarding forward-looking statements
Industry data
Use of proceeds
Market price of common stock
Dividend policy
Capitalization
Selected historical consolidated financial data
Management's discussion and analysis of financial condition and results of operations
Business
Management
Certain transactions
Principal and selling stockholders
Description of capital stock
Shares eligible for future sale
Certain material U.S. income tax consequences to non-U.S. holders
Underwriting
Legal matters
Experts
Where you can find additional information
Kanbay International, Inc.
Kanbay International, Inc. CONSOLIDATED BALANCE SHEETS (dollars in thousands)
Kanbay International, Inc. CONSOLIDATED STATEMENTS OF OPERATIONS (dollars in thousands except per share amounts)
Kanbay International, Inc. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (dollars in thousands)
Kanbay International, Inc. CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands)
Kanbay International, Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001, 2002 and 2003 (dollars in thousands, except share and per share amounts)
Kanbay International, Inc. CONSOLIDATED BALANCE SHEETS (dollars in thousands)
Kanbay International, Inc. CONSOLIDATED STATEMENTS OF INCOME (Unaudited) (dollars in thousands except per share amounts)
Kanbay International, Inc. CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (dollars in thousands)
Kanbay International, Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) Nine months ended September 30, 2003 and September 30, 2004 (dollars in thousands, except share and per share amounts)
SSS Holdings Corporation Limited
SSS Holdings Corporation Limited CONSOLIDATED PROFIT AND LOSS ACCOUNTS
SSS Holdings Corporation Limited CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
SSS Holdings Corporation Limited CONSOLIDATED BALANCE SHEETS
SSS Holdings Corporation Limited CONSOLIDATED CASH FLOW STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS (in thousands) Years ended December 31, 2001, 2002 and 2003
SIGNATURES
EXHIBIT INDEX